LEY 336

De 14 de noviembre de 2022

Que dicta el Presupuesto General del Estado para la vigencia fiscal de 2023

LA ASAMBLEA NACIONAL

DECRETA:

TÍTULO I

RESUMEN DEL PRESUPUESTO GENERAL DEL ESTADO

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS DEL PRESUPUESTO GENERAL DEL ESTADO

ARTÍCULO 1. Se aprueban los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2023, cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONALES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
A. SECTOR PÚBLICO NO FINANCIERO	17,211,450,815	6,527,020,474	23,738,471,289	14,916,595,178	8,821,876,111	23,738,471,289
0. GOBIERNO CENTRAL	10,902,181,341	5,016,220,075	15,918,401,416	9,802,243,502	6,116,157,914	15,918,401,416
1. INSTITUCIONES DESCENTRALIZADAS	7,209,682,542	2,167,227,154	9,376,909,696	6,116,931,029	3,259,978,667	9,376,909,696
2. EMPRESAS PÚBLICAS	970,257,449	798,994,610	1,769,252,059	853,762,221	915,489,838	1,769,252,059
3. INTERMEDIARIOS FINANCIEROS	69,076,930	138,342,387	207,419,317	83,405,873	124,013,444	207,419,317
TRANSFERENCIAS INTERINSTITUCIONALES	1,939,747,447	1,593,763,752	3,533,511,199	1,939,747,447	1,593,763,752	3,533,511,199
B. SECTOR PÚBLICO FINANCIERO	794,032,220	2,437,033,580	3,231,065,800	633,220,360	2,597,845,440	3,231,065,800
3. INTERMEDIARIOS FINANCIEROS	794,032,220	2,437,033,580	3,231,065,800	633,220,360	2,597,845,440	3,231,065,800
C. OTRAS ENTIDADES SECTOR PÚBLICO	430,967,849	178,944,614	609,912,463	378,845,783	231,066,680	609,912,463
TOTAL	18,436,450,884	9,142,998,668	27,579,449,552	15,928,661,321	11,650,788,231	27,579,449,552



ARTÍCULO 2. Se aprueban los gastos corrientes del Presupuesto General del Estado para la vigencia fiscal de 2023, cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONALES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	APORTE AL FISCO	INTERESES DE LA DEUDA	TOTAL
A. SECTOR PÚBLICO NO FINANCIERO	8,787,875,280	3,909,169,898	1,675,231,915	264,515,532	2,219,550,000	16,856,342,625
0. GOBIERNO CENTRAL	5,026,465,802	960,181,112	1,596,046,588	0	2,219,550,000	9,802,243,502
1. INSTITUCIONES DESCENTRALIZADAS	3,066,430,262	2,924,415,440	76,085,327	50,000,000	0	6,116,931,029
2. EMPRESAS PÚBLICAS	615,332,273	20,814,416	3,100,000	214,515,532	0	853,762,221
3. INTERMEDIARIOS FINANCIEROS	79,646,943	3,758,930	0	0	0	83,405,873
B. SECTOR PÚBLICO FINANCIERO	503,459,930	103,815,430	0	0	25,945,000	633,220,360
3. INTERMEDIARIOS FINANCIEROS	503,459,930	103,815,430	0	0	25,945,000	633,220,360
C. OTRAS ENTIDADES DEL SECTOR PÚBLICO	187,648,028	70,448,795	0	0	120,748,960	378,845,783
2. EMPRESAS PÚBLICAS	187,648,028	70,448,795	0	0	120,748,960	378,845,783
TOTAL	9,478,983,238	4,083,434,123	1,675,231,915	264,515,532	2,366,243,960	17,868,408,768

ARTÍCULO 3. Se aprueban los gastos de capital del Presupuesto General del Estado para la vigencia fiscal de 2023, cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONALES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
A. SECTOR PÚBLICO NO FINANCIERO	6,631,085,176	61,911,443	1,593,763,752	2,128,879,492	10,415,639,863
0. GOBIERNO CENTRAL	2,370,508,570	29,006,100	1,587,763,752	2,128,879,492	6,116,157,914
1. INSTITUCIONES DESCENTRALIZADAS	3,256,845,331	3,133,336	0	0	3,259,978,667
2. EMPRESAS PÚBLICAS	879,881,931	29,607,907	6,000,000	0	915,489,838
3. INTERMEDIARIOS FINANCIEROS	123,849,344	164,100	0	0	124,013,444
B. SECTOR PÚBLICO FINANCIERO	2,596,605,150	1,240,290	0	0	2,597,845,440
3. INTERMEDIARIOS FINANCIEROS	2,596,605,150	1,240,290	0	0	2,597,845,440
C. OTRAS ENTIDADES DEL SECTOR PÚBLICO	209,713,039	1,353,641	0	20,000,000	231,066,680
2. EMPRESAS PÚBLICAS	209,713,039	1,353,641	0	20,000,000	231,066,680
TOTAL	9,437,403,365	64,505,374	1,593,763,752	2,148,879,492	13,244,551,983



CAPÍTULO II
POLITÍCA SECTORIAL DEL GASTO PÚBLICO Y ASIGNACIÓN DE RECURSOS

ARTÍCULO 4. La administración de los gastos corrientes y gastos de capital se ejecutará de acuerdo la siguiente política sectorial y asignación de recursos en Balboas:

SECTORES	ASIGNACIÓN DE RECURSOS	PORCENTAJE (%)
DESARROLLO DE LOS SERVICIOS SOCIALES	11,834,740,031	42.91
DESARROLLO AMBIENTAL Y TECNOLÓGICO	243,024,041	0.88
DESARROLLO DE LA INFRAESTRUCTURA	2,208,780,093	8.01
DESARROLLO Y FOMENTO DE LA PRODUCCIÓN	866,203,239	3.14
SERVICIOS FINANCIEROS	4,236,759,231	15.36
SERVICIOS GENERALES	3,700,764,465	13.42
NO CLASIFICABLES	4,489,178,452	16.28
TOTAL	27,579,449,552	100.00

CAPÍTULO III
PRESUPUESTO DEL SECTOR PÚBLICO NO FINANCIERO

ARTÍCULO 5. Se aprueba el Presupuesto del Sector Público No Financiero (SPNF) para la vigencia fiscal de 2023, cuyo resumen de ingresos y gastos se expresan a continuación en Balboas:

DETALLE	TOTAL
INGRESOS TOTALES	**16,637,524,876**
INGRESOS CORRIENTES	16,345,781,815
RECURSOS DEL PATRIMONIO	271,960,098
DONACIONES	19,782,963
GASTOS CORRIENTES	**14,971,940,621**
SERVICIOS PERSONALES	6,609,044,867
SERVICIOS NO PERSONALES	1,098,423,166
MATERIALES Y SUMINISTROS	977,120,743
MAQUINARIA Y EQUIPO	31,106,205
INVERSIÓN FINANCIERA	30,805,238
TRANSFERENCIAS CORRIENTES	3,902,603,898
TRANSF. OTRO	
ASIGNACIONES GLOBALES	58,452,195
SEGURO EDUCATIVO	44,834,309
INTERESES DE LA DEUDA	2,219,550,000
INTERNA	353,550,000
EXTERNA	1,866,000,000
SUPERÁVIT/DÉFICIT CORRIENTE	**1,373,841,194**
INVERSIÓN	**4,839,069,302**
CORRIENTE	4,839,069,302
AJUSTES	**980,851,347**
BALANCE AJUSTADO	**-2,192,633,700**
FINANCIAMIENTO	**2,192,633,700**
INTERNO NETO	-342,991,271
CRÉDITO INTERNO	201,500,000



DETALLE	TOTAL
SALDO EN CAJA	86,637,095
USO RESERVA	0
INVERSIÓN FINANCIERA	-315,707,874
AMORTIZACIÓN	-938,639,492
RECUPERACIÓN DE COLOCACIONES	623,219,000
EXTERNO NETO	3,516,476,318
CRÉDITO EXTERNO	4,706,716,318
AMORTIZACIÓN	-1,190,240,000
AJUSTES	-980,851,347







TÍTULO II

PRESUPUESTO DEL GOBIERNO CENTRAL

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS

ARTÍCULO 6. Se aprueba el Presupuesto del Gobierno Central para la vigencia fiscal de 2023, cuyo resumen de ingresos y gastos, según balance fiscal, se expresan a continuación en Balboas:

DETALLE	TOTAL
INGRESOS TOTALES	**11,115,964,304**
INGRESOS CORRIENTES	10,637,665,809
TRANSF. INTERINST.	264,515,532
RECURSOS DEL PATRIMONIO	194,400,000
TRANSF. INTERINSTI.	0
DONACIONES	19,382,963
GASTOS CORRIENTES	**9,831,249,602**
SERVICIOS PERSONALES	4,142,687,039
SERVICIOS NO PERSONALES	501,357,860
MATERIALES Y SUMINISTROS	330,625,208
MAQUINARIA Y EQUIPO	29,006,100
INVERSIÓN FINANCIERA	0
TRANSFERENCIAS CORRIENTES	960,181,112
TRANSF. INTERINSTI.	1,596,046,588
TRANSF. OTRO	
ASIGNACIONES GLOBALES	51,795,695
SEGURO EDUCATIVO	0
INTERESES DE LA DEUDA	2,219,550,000
INTERNA	353,550,000
EXTERNA	1,866,000,000
SUPERÁVIT/DÉFICIT CORRIENTE	**1,070,931,739**
INVERSIÓN	**3,888,919,128**
CORRIENTE	2,301,155,376
TRANSF. INTERINSTI.	1,587,763,752
AJUSTES	**500,000,000**
BALANCE AJUSTADO	**-2,104,204,426**
FINANCIAMIENTO	**2,104,204,426**
INTERNO NETO	-806,492,686
CRÉDITO INTERNO	201,500,000
SALDO EN CAJA	0
USO RESERVA	0
INVERSIÓN FINANCIERA	-69,353,194
AMORTIZACIÓN	-938,639,492
RECUPERACIÓN DE COLOCACIONES	0
EXTERNO NETO	3,410,697,112
CRÉDITO EXTERNO	4,600,937,112
AMORTIZACIÓN	-1,190,240,000
AJUSTES	-500,000,000





ARTÍCULO 7.   Se aprueban los gastos corrientes del Presupuesto del Gobierno Central para la vigencia fiscal de 2023, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES				
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	5,026,465,802	960,181,112	1,596,046,588	2,219,550,000	9,802,243,502
ASAMBLEA NACIONAL	134,673,125	3,671,500	0	0	138,344,625
CONTRALORÍA GENERAL DE LA REPÚBLICA	131,002,534	12,151,694	0	0	143,154,228
MINISTERIO DE LA PRESIDENCIA	144,556,416	5,337,407	0	0	149,893,823
MINISTERIO DE RELACIONES EXTERIORES	55,687,302	7,779,582	0	0	63,466,884
MINISTERIO DE EDUCACIÓN	1,605,066,108	29,888,700	594,995,585	0	2,229,950,393
MINISTERIO DE COMERCIO E INDUSTRIAS	21,991,972	6,296,113	19,834,162	0	48,122,247
MINISTERIO DE OBRAS PÚBLICAS	31,978,894	110,000	0	0	32,088,894
MINISTERIO DE DESARROLLO AGROPECUARIO	66,476,717	1,421,797	39,063,675	0	106,962,189
MINISTERIO DE SALUD	947,664,780	421,430,800	594,459,022	0	1,963,554,602
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	24,078,554	10,243,170	0	0	34,321,724
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	14,848,180	53,180	13,779,019	0	28,680,379
MINISTERIO DE ECONOMÍA Y FINANZAS	165,682,914	327,694,882	71,455,507	0	564,833,303
MINISTERIO DE GOBIERNO	100,739,324	1,920,840	242,774,858	0	345,435,022
MINISTERIO DE SEGURIDAD PÚBLICA	765,314,747	101,710,515	0	0	867,025,262
MINISTERIO DE DESARROLLO SOCIAL	27,013,925	1,171,000	19,684,760	0	47,869,685
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	3,626,142	108,500	0	0	3,734,642
MINISTERIO DE AMBIENTE	43,585,370	431,000	0	0	44,016,370
MINISTERIO DE CULTURA	16,043,208	4,432,722	0	0	20,475,930
ÓRGANO JUDICIAL	292,602,680	5,745,620	0	0	298,348,300
PROCURADURÍA GENERAL DE LA NACIÓN	230,015,981	7,276,942	0	0	237,292,923
PROCURADURÍA DE LA ADMINISTRACIÓN	7,902,140	465,033	0	0	8,367,173
TRIBUNAL ELECTORAL	131,774,880	10,556,284	0	0	142,331,164
FISCALÍA GENERAL ELECTORAL	10,640,007	20,000	0	0	10,660,007
TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA	355,200	0	0	0	355,200
OTROS GASTOS DE LA ADMINISTRACIÓN	37,995,494	89,321	0	0	38,084,815
TRIBUNAL DE CUENTAS	3,752,590	75,500	0	0	3,828,090
FISCALÍA GENERAL DE CUENTAS	4,600,500	70,000	0	0	4,670,500
DEFENSORÍA DEL PUEBLO	6,796,118	29,010	0	0	6,825,128
DEUDA PÚBLICA	0	0	0	2,219,550,000	2,219,550,000



ARTÍCULO 8. Se aprueban los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2023, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
T O T A L	2,370,508,570	29,006,100	1,587,763,752	2,128,879,492	6,116,157,914
ASAMBLEA NACIONAL	11,655,375	0	0	0	11,655,375
CONTRALORÍA GENERAL DE LA REPÚBLICA	4,240,000	0	0	0	4,240,000
MINISTERIO DE LA PRESIDENCIA	75,094,550	0	0	0	75,094,550
MINISTERIO DE RELACIONES EXTERIORES	3,584,000	5,100	0	0	3,589,100
MINISTERIO DE EDUCACIÓN	321,853,600	0	325,036,670	0	646,890,270
MINISTERIO DE COMERCIO E INDUSTRIAS	1,466,200	0	31,440,321	0	32,906,521
MINISTERIO DE OBRAS PÚBLICAS	737,800,000	0	473,827,600	0	1,211,627,600
MINISTERIO DE DESARROLLO AGROPECUARIO	128,143,729	0	202,625,251	0	330,768,980
MINISTERIO DE SALUD	406,022,017	0	185,942,072	0	591,964,089
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	5,185,900	0	290,000	0	5,475,900
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	119,783,770	0	0	0	119,783,770
MINISTERIO DE ECONOMÍA Y FINANZAS	135,521,921	9,544,160	48,156,686	0	193,222,767
MINISTERIO DE GOBIERNO	17,096,394	113,820	314,389,373	0	331,599,587
MINISTERIO DE SEGURIDAD PÚBLICA	34,318,700	1,764,615	0	0	36,083,315
MINISTERIO DE DESARROLLO SOCIAL	252,898,260	0	6,055,779	0	258,954,039
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	0	196,000	0	0	196,000
MINISTERIO DE AMBIENTE	33,584,303	0	0	0	33,584,303
MINISTERIO DE CULTURA	32,027,629	0	0	0	32,027,629
ÓRGANO JUDICIAL	31,929,300	0	0	0	31,929,300
PROCURADURÍA GENERAL DE LA NACIÓN	9,316,800	4,464,795	0	0	13,781,595
PROCURADURÍA DE LA ADMINISTRACIÓN	2,023,672	0	0	0	2,023,672
TRIBUNAL ELECTORAL	5,841,960	11,288,572	0	0	17,130,532
FISCALÍA GENERAL ELECTORAL	0	1,048,534	0	0	1,048,534
TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA	0	0	0	0	0
OTROS GASTOS DE LA ADMINISTRACIÓN	0	470,647	0	0	470,647
TRIBUNAL DE CUENTAS	259,225	0	0	0	259,225
FISCALÍA GENERAL DE CUENTAS	334,500	0	0	0	334,500
DEFENSORÍA DEL PUEBLO	526,765	109,857	0	0	636,622
DEUDA PÚBLICA	0	0	0	2,128,879,492	2,128,879,492



CAPÍTULO II
PRESUPUESTO DE INGRESOS

ARTÍCULO 9. Se aprueba el presupuesto de ingresos del Gobierno Central para la vigencia fiscal de 2023 por un monto de B/.15,918,401,416 de acuerdo con el siguiente detalle:

CODIGO	DETALLE	ASIGNADO
0.55.0.0.0.0.00	GOBIERNO CENTRAL	15,918,401,416
0.55.1.0.0.0.00	INGRESOS CORRIENTES	10,902,181,341
0.55.1.1.0.0.00	INGRESOS TRIBUTARIOS	6,538,114,600
0.55.1.1.1.0.00	IMPUESTOS DIRECTOS	3,413,214,600
0.55.1.1.1.1.00	Sobre la Renta	2,925,000,000
0.55.1.1.1.1.01	PERSONA NATURAL	60,000,000
0.55.1.1.1.1.02	PERSONA JURÍDICA	1,000,000,000
0.55.1.1.1.1.03	PLANILLA	1,200,000,000
0.55.1.1.1.1.04	DIVIDENDOS	160,000,000
0.55.1.1.1.1.05	COMPLEMENTARIO	135,000,000
0.55.1.1.1.1.06	AUTORIDAD DEL CANAL	100,000,000
0.55.1.1.1.1.07	ZONA LIBRE DE COLÓN	60,000,000
0.55.1.1.1.1.09	TRANSFERENCIAS DE BIENES INMUEBLES	100,000,000
0.55.1.1.1.1.10	GANANCIA POR ENAJENACIÓN - VALORES	45,000,000
0.55.1.1.1.1.11	GANANCIA POR ENAJENACIÓN - BIENES INMUEBLES	65,000,000
0.55.1.1.1.2.00	Sobre la Propiedad y Patrimonio	252,000,000
0.55.1.1.1.2.01	INMUEBLES	112,000,000
0.55.1.1.1.2.02	LICENCIAS COMERCIALES	140,000,000
0.55.1.1.1.4.00	Seguro Educativo	236,214,600
0.55.1.1.1.4.95	SEGURO EDUCATIVO / FECE	100,000,000
0.55.1.1.1.4.99	SEGURO EDUCATIVO	136,214,600
0.55.1.1.2.0.00	IMPUESTOS INDIRECTOS	3,124,900,000
0.55.1.1.2.1.00	Trans. de Bienes Muebles y Serv. (ITBMS)	1,740,000,000
0.55.1.1.2.1.01	ITBMS IMPORTACIÓN	530,000,000
0.55.1.1.2.1.02	ITBMS DECLARACIÓN-VENTAS	1,210,000,000
0.55.1.1.2.2.00	Importación	410,000,000
0.55.1.1.2.2.29	ARTÍCULOS NO ESPECIFICADOS	410,000,000
0.55.1.1.2.4.00	Producción, Venta y Consumo selectivo	889,900,000
0.55.1.1.2.4.01	PRIMA DE SEGUROS	110,000,000
0.55.1.1.2.4.02	CONSUMO DE COMBUSTIBLE Y DERIV. DE PETRÓLEO	300,000,000
0.55.1.1.2.4.05	CONSUMO DE CERVEZA	67,600,000
0.55.1.1.2.4.06	CONSUMO DE LICORES	35,000,000
0.55.1.1.2.4.08	VENTA DE GASEOSAS	20,000,000
0.55.1.1.2.4.09	CONSUMO VARIOS	40,000,000
0.55.1.1.2.4.10	JOYAS Y ARMAS DE FUEGO	6,000
0.55.1.1.2.4.11	TELEVISIÓN, CABLE, MICROONDA, TEL. CELULAR	52,294,000
0.55.1.1.2.4.12	JUEGOS DE SUERTE Y AZAR	65,000,000
0.55.1.1.2.4.13	CIGARRILLO IMPORTADO	40,000,000
0.55.1.1.2.4.14	CONSUMO SELECTIVO DE AUTOMÓVIL	160,000,000
0.55.1.1.2.7.00	Sobre Actos Jurídicos	45,000,000
0.55.1.1.2.7.06	DECLARACIÓN-TIMBRES	45,000,000
0.55.1.1.2.8.00	Otros Impuestos Indirectos	40,000,000
0.55.1.1.2.8.02	BANCOS Y CASAS DE CAMBIO	40,000,000
0.55.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	4,178,305,334
0.55.1.2.1.0.00	RENTA DE ACTIVOS	3,313,500




0.55.1.2.1.1.00	Arrendamientos	400,500
0.55.1.2.1.1.02	DE LOTES Y TIERRAS	400,500
0.55.1.2.1.2.00	Exploración y Explotación	113,000
0.55.1.2.1.2.02	EXPLOTACIÓN DE MINAS Y CANTERAS	113,000
0.55.1.2.1.3.00	Ingresos por Venta de Bienes	800,000
0.55.1.2.1.3.10	IMPRESOS Y FORMULARIOS	800,000
0.55.1.2.1.4.00	Ingresos por Ventas de Servicios	2,000,000
0.55.1.2.1.4.04	CORREOS Y TELÉGRAFOS	2,000,000
0.55.1.2.2.0.00	PART. EN UTILIDADES EMPRESAS	2,295,761,800
0.55.1.2.2.1.00	Actividades de Suerte y Azar	2,205,667,900
0.55.1.2.2.1.01	DIVIDENDOS CABLE AND WIRELESS	19,820,000
0.55.1.2.2.1.03	DIVIDENDOS DEL CANAL	2,030,000,000
0.55.1.2.2.1.04	DIVIDENDOS EMPRESAS ELÉCTRICAS	96,957,900
0.55.1.2.2.1.05	DIVIDENDOS AITSA	20,000,000
0.55.1.2.2.1.09	DIVIDENDOS PTP	31,890,000
0.55.1.2.2.1.10	PANAMA PORTS COMPANY	7,000,000
0.55.1.2.2.4.00	Intermediarios Financ. y Corp. de De.	90,093,900
0.55.1.2.2.4.70	DIVIDENDOS B.N.P.	70,093,900
0.55.1.2.2.4.71	DIVIDENDOS CAJA DE AHORROS	20,000,000
0.55.1.2.4.0.00	TASAS Y DERECHOS	1,203,651,602
0.55.1.2.4.1.00	Derechos	834,085,000
0.55.1.2.4.1.02	PEAJES DEL CANAL	664,600,000
0.55.1.2.4.1.03	DERECHO ÚNICO	79,000,000
0.55.1.2.4.1.05	LICENCIA PARA PESCA DE CAMARÓN	17,000
0.55.1.2.4.1.20	REGALÍAS DE RECURSOS MINERALES/JUBILADO	5,000,000
0.55.1.2.4.1.27	REGALÍAS POR RECURSOS MINERALES METÁLICOS	16,000,000
0.55.1.2.4.1.40	TRASIEGO DE PETRÓLEO	176,000
0.55.1.2.4.1.43	REGISTRO OFICIAL DE LA IND. NACIONAL	7,000
0.55.1.2.4.1.45	CONCESIONES VARIAS	47,000,000
0.55.1.2.4.1.46	CONCESIONES B. R.	22,285,000
0.55.1.2.4.2.00	Tasas	369,566,602
0.55.1.2.4.2.01	ALMACENAJE DE ADUANA	142,000
0.55.1.2.4.2.03	BOLETÍN OFIC. DE LA PROPIEDAD INDUSTRIAL	1,500,000
0.55.1.2.4.2.05	TASA ANUAL-VIGENCIA SOCIEDAD ANÓNIMAS	24,000,000
0.55.1.2.4.2.09	FECI	13,806,180
0.55.1.2.4.2.10	TASA DE AVISO DE OPERACIÓN	19,000,000
0.55.1.2.4.2.11	INSCRIPCIÓN DE REGISTRO DEL MUNICIPIO - T.A.O.	45,000
0.55.1.2.4.2.16	FECI - MIDA.	211,750,856
0.55.1.2.4.2.22	AUTENTIFICACIÓN DE FIRMAS	187,000
0.55.1.2.4.2.35	SERV. VIGILANCIA ESPECIAL	5,227,641
0.55.1.2.4.2.36	TASA DE OLEODUCTO	21,000,000
0.55.1.2.4.2.46	SERVICIO ADMINISTRATIVO ADUANERO	35,000,000
0.55.1.2.4.2.52	2% IMPUESTO SOBRE PRIMAS LEY 65	29,119,395
0.55.1.2.4.2.53	5% ADICIONAL DEL IMPUESTO SOBRE PRIMAS LEY 65	8,788,530
0.55.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	2,100,000
0.55.1.2.5.0.02	TASA DE SOTERRAMIENTO DE CABLE	2,100,000
0.55.1.2.6.0.00	INGRESOS VARIOS	408,962,900
0.55.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	15,000,000
0.55.1.2.6.0.03	DEPÓSITOS CADUCADOS	525,000
0.55.1.2.6.0.09	DINEROS DECOMISADOS	15,000,000
0.55.1.2.6.0.31	MULTA LEY BLANQUEO DE CAPITALES	210,000
0.55.1.2.6.0.32	SPEED JOYEROS Y ARGENTO VIVO	2,500,000
0.55.1.2.6.0.42	ADMINISTRACIÓN TRIBUTARIA	120,000,000
0.55.1.2.6.0.99	OTROS INGRESOS VARIOS	255,727,900
0.55.1.2.7.0.00	APORTE AL FISCO	264,515,532
0.55.1.2.7.2.00	Instituciones Descentralizadas	36,000,000
0.55.1.2.7.2.10	ATP	2,000,000
0.55.1.2.7.2.95	REGISTRO PÚBLICO	34,000,000




0.55.1.2.7.3.00	Empresas Públicas	228,515,532
0.55.1.2.7.3.02	AUTORIDAD DEL TRÁNSITO	14,000,000
0.55.1.2.7.3.03	AUTORIDAD MARÍTIMA DE PANAMÁ	115,000,000
0.55.1.2.7.3.06	LOTERÍA NACIONAL DE BENEFICENCIA	77,822,472
0.55.1.2.7.3.96	ZONA LIBRE DE COLÓN	21,693,060
0.55.1.5.0.0.00	INGRESOS POR FONDOS DE GESTIÓN	185,761,407
0.55.1.5.1.0.00	RENTA DE ACTIVOS	8,754,277
0.55.1.5.1.1.00	ARRENDAMIENTOS	1,800
0.55.1.5.1.1.10	DE MAQ. Y EQUIPO	1,800
0.55.1.5.1.3.00	INGRESO POR VENTA DE BIENES	7,149,477
0.55.1.5.1.3.01	PRODUCTOS AGRÍCOLAS	34,000
0.55.1.5.1.3.02	PRODUCTOS PECUARIOS	27,000
0.55.1.5.1.3.09	PROD. TALLER Y ARTESANÍA	700
0.55.1.5.1.3.10	IMPRESOS Y FORMULARIOS	2,465,777
0.55.1.5.1.3.12	PRODUCTOS MÉDICOS Y FARMACÉUTICOS	172,000
0.55.1.5.1.3.99	OTROS INGRESOS POR BIENES	4,450,000
0.55.1.5.1.4.00	INGRESO POR VENTA DE SERVICIOS	1,528,000
0.55.1.5.1.4.04	MEDIOS DE COMUNICACIÓN	64,000
0.55.1.5.1.4.07	LAB. Y CENTROS ESPECIALES	215,000
0.55.1.5.1.4.11	COMERCIO EXTERIOR	41,000
0.55.1.5.1.4.22	ALIMENTACIÓN - MIDA	35,000
0.55.1.5.1.4.23	SERVICIOS DE ODONTOLOGÍA	73,000
0.55.1.5.1.4.99	OTROS SERVICIOS VARIOS	1,100,000
0.55.1.5.1.5.00	ING. POR ESPECTACULOS PUBLICOS	75,000
0.55.1.5.1.5.06	ESPECTÁCULOS PÚBLICOS	75,000
0.55.1.5.4.0.00	TASAS Y DERECHOS	33,348,236
0.55.1.5.4.1.00	DERECHOS	27,000,000
0.55.1.5.4.1.45	PASAPORTE	12,000,000
0.55.1.5.4.1.46	MIGRACIÓN	15,000,000
0.55.1.5.4.2.00	TASAS	6,348,236
0.55.1.5.4.2.23	EXPEDICIÓN DE CARNETS	1,000,000
0.55.1.5.4.2.27	CERTIFICACIÓN DE DIPLOMAS	67,000
0.55.1.5.4.2.38	FOTOCOPIAS DE DOCUMENTOS Y PLANOS	38,000
0.55.1.5.4.2.45	CUSTODIA MARÍTIMA	496,729
0.55.1.5.4.2.47	SELLOS DE SEGURIDAD	1,591,579
0.55.1.5.4.2.51	CUSTODIA FÍSICA DE ADUANA	22,424
0.55.1.5.4.2.53	OTROS INGRESOS DE ADUANA	832,504
0.55.1.5.4.2.97	OTRAS TASAS VARIAS SALUD	2,300,000
0.55.1.5.5.0.00	INGRESOS DE GESTIÓN	96,931,564
0.55.1.5.5.1.00	FONDOS DE GESTIÓN	96,931,564
0.55.1.5.5.1.02	FONDO DE DESCUENTO CONTRALORÍA	25,000,000
0.55.1.5.5.1.03	FONDO PARQUE OMAR TORRIJOS - PRESIDENCIA	165,500
0.55.1.5.5.1.08	FONDO DE GESTIÓN MICI	596,193
0.55.1.5.5.1.09	FONDO CONTRIBUCIÓN DE MEJORAS - MOP	1,855,000
0.55.1.5.5.1.10	FONDO INSTITUTO NACIONAL DE AGRICULTURA - MIDA	52,136
0.55.1.5.5.1.12	FONDO DE ADMINISTRACIÓN DE HOSPITALES	3,822,100
0.55.1.5.5.1.13	FONDO DE GESTIÓN - MITRADEL	4,100,000
0.55.1.5.5.1.14	FONDO DE AHORRO HABITACIONAL - MIVIOT	253,628
0.55.1.5.5.1.15	FONDO CONSEJO DE SEGURIDAD - PRESIDENCIA	45,000
0.55.1.5.5.1.16	FONDO JUNTA DE CONTROL DE JUEGOS - MEF	1,401,892
0.55.1.5.5.1.17	FONDO DE TERCEROS - GRATIFICACIÓN - GOBIERNO	55,741
0.55.1.5.5.1.18	FONDO DE GESTIÓN FISCOI - SEGURIDAD	4,825,608
0.55.1.5.5.1.19	FONDO MIGRACIÓN EXTRAORDINARIA - PRESIDENCIA	13,825,988
0.55.1.5.5.1.22	FONDO MIGRACIÓN EXTRAORDINARIA - SEGURIDAD	6,913,444
0.55.1.5.5.1.32	FONDO PERMISOS PARA PORTAR ARMAS DE FUEGO - SEGURIDAD	1,774,516
0.55.1.5.5.1.37	FONDO DE GESTIÓN PROCURADURÍA DE LA ADMINISTRACIÓN	102,000
0.55.1.5.5.1.38	FONDO SECRETARÍA NACIONAL DE ENERGÍA - PRESIDENCIA	500,000
0.55.1.5.5.1.40	FONDO DE GESTIÓN TRIBUNAL ELECTORAL	6,971,942




0.55.1.5.5.1.51	FONDO DE SERVICIOS VARIOS - SALUD	16,200,000
0.55.1.5.5.1.52	FONDO RÉGIMEN DE PROPIEDAD HORIZONTAL - MIVIOT	94,100
0.55.1.5.5.1.53	FONDO DE ASISTENCIA HABITACIONAL - MIVIOT	5,376,776
0.55.1.5.5.1.55	FONDO DE CUARENTENA AGROPECUARIA - MIDA	3,000,000
0.55.1.5.6.0.00	INGRESOS VARIOS	46,727,330
0.55.1.5.6.0.99	OTROS INGRESOS VARIOS	46,727,330
0.55.2.0.0.0.00	INGRESOS DE CAPITAL	5,016,220,075
0.55.2.1.0.0.00	RECURSOS DEL PATRIMONIO	194,400,000
0.55.2.1.1.0.00	VENTA DE ACTIVOS	194,400,000
0.55.2.1.1.1.00	Venta de Bienes Inmuebles	194,400,000
0.55.2.1.1.1.05	TERRENOS	4,400,000
0.55.2.1.1.1.07	OTROS ACTIVOS	190,000,000
0.55.2.2.0.0.00	RECURSOS DEL CRÉDITO	4,802,437,112
0.55.2.2.1.0.00	CRÉDITO INTERNO	201,500,000
0.55.2.2.1.1.00	Bonos	200,000,000
0.55.2.2.1.1.47	BONOS INTERNOS	200,000,000
0.55.2.2.1.4.00	Préstamos	1,500,000
0.55.2.2.1.4.06	FONDO DE PREINVERSIÓN	1,500,000
0.55.2.2.2.0.00	CRÉDITO EXTERNO	4,600,937,112
0.55.2.2.2.1.00	Org. Inter. de Financiamientos	221,446,322
0.55.2.2.2.1.01	BID 3506 OC - PN - SALUD	4,536,649
0.55.2.2.2.1.02	BID 3512/OC-PN MIDES	5,000,000
0.55.2.2.2.1.06	SALUD-BCIE	6,331,720
0.55.2.2.2.1.07	EDUCACIÓN-CAF 8548	11,650,000
0.55.2.2.2.1.11	FONDO CHINO - SALUD	7,629,932
0.55.2.2.2.1.14	MINSA -CAF 8468	55,775,020
0.55.2.2.2.1.20	SALUD-CAF	2,769,400
0.55.2.2.2.1.21	BID - 4451/OC-PN - MI AMBIENTE	3,665,300
0.55.2.2.2.1.23	BIRF 8834-PA - GOBIERNO	7,066,810
0.55.2.2.2.1.31	MINSA-BID 2017	2,500,000
0.55.2.2.2.1.33	B.I.D. 3615 OCPN-SALUD	16,245,900
0.55.2.2.2.1.38	BID 5533/OC-PN - MEF	1,992,000
0.55.2.2.2.1.41	INAC-BID 4450 - OC/PN	5,046,800
0.55.2.2.2.1.42	BID PN-L1143 - EDUCACIÓN	20,000,000
0.55.2.2.2.1.43	CAF - MEDUCA (PPB)	12,000,000
0.55.2.2.2.1.45	824 BID - 4561/OC-PN - MOP	12,220,000
0.55.2.2.2.1.47	CAF - MOP (PNI)	11,250,000
0.55.2.2.2.1.49	BID 4689/OC-PN - PRESIDENCIA	2,000,000
0.55.2.2.2.1.58	BID 4790/OC-PN - MOP	2,500,000
0.55.2.2.2.1.61	ICO - AECID -1034023.0 -SALUD	4,191,325
0.55.2.2.2.1.66	BID 5126/OC-PN - MEF	16,293,150
0.55.2.2.2.1.74	AECID / FONPRODE - MOP	1,450,000
0.55.2.2.2.1.83	BID 5299/OC-PN - SALUD	4,757,000
0.55.2.2.2.1.99	BANCO EUROPEO DE INVERSIÓN	4,575,316
0.55.2.2.2.5.00	Bonos Externos	4,379,490,790
0.55.2.2.2.5.10	BONOS EXTERNOS	4,379,490,790
0.55.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	19,382,963
0.55.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	19,382,963
0.55.2.3.2.8.00	Sector Externo	19,382,963
0.55.2.3.2.8.14	AGENCIA ESPAÑOLA DE COOP. INTL. ÓRGANO JUDICIAL	52,000
0.55.2.3.2.8.15	ACNUR-ONPAR-GOBIERNO	32,863
0.55.2.3.2.8.41	DONACIÓN BID-SALUD-IREM	595,000
0.55.2.3.2.8.52	DONACIÓN BID 5396 GR/PN - MEDUCA	3,500,000
0.55.2.3.2.8.60	GOBIERNO DE ESPAÑA MINSA	1,703,100
0.55.2.3.2.8.69	MIDA-AID GUSANO BARRENADOR	13,500,000



CAPÍTULO III
0.01 ASAMBLEA NACIONAL

ARTÍCULO 10. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ASAMBLEA NACIONAL para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	53,763,973
Administración General	83,344,652
Transferencias Corrientes	1,236,000
Total del presupuesto de funcionamiento	**138,344,625**
Inversión	
Construcción y Remodelación	3,605,362
Programa de Modernización	5,050,013
Equipamiento Institucional	3,000,000
Total del presupuesto de inversión	**11,655,375**
TOTAL DEL PRESUPUESTO DE GASTOS	**150,000,000**

CAPÍTULO IV
0.02 CONTRALORÍA GENERAL DE LA REPÚBLICA

ARTÍCULO 11. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CONTRALORÍA GENERAL DE LA REPÚBLICA para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	47,607,355
Contabilidad Pública	5,215,668
Fiscalización, Regulación y Control	36,104,186
Servicios de Estadística	42,879,218
Transferencias Varias	12,800
Auditoría	11,335,001
Total del presupuesto de funcionamiento	**143,154,228**
Inversión	
Fortalecimiento Institucional	2,985,000
Equipamiento	1,255,000
Total del presupuesto de inversión	**4,240,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**147,394,228**

CAPÍTULO V
ÓRGANO EJECUTIVO
0.03 MINISTERIO DE LA PRESIDENCIA

ARTÍCULO 12. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE LA PRESIDENCIA para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Superior del Estado	65,011,425




Dirección de Carrera Administrativa	1,795,074
Gaceta Oficial	128,367
Consejo de Defensa y Seguridad Nacional	12,017,889
Servicio de Protección Institucional	57,949,834
Dirección de Asistencia Social (DAS)	12,841,234
Transferencias	150,000
Total del presupuesto de funcionamiento	**149,893,823**
Inversión	
Obras de Interés Social	19,213,000
Fort. y Modernización Institucional	20,277,718
Asuntos Comunitarios Desp. Primera Dama	2,699,485
Mejoras de Instalaciones y Equipamiento	32,904,347
Total del presupuesto de inversión	**75,094,550**
TOTAL DEL PRESUPUESTO DE GASTOS	**224,988,373**

CAPÍTULO VI
0.05 MINISTERIO DE RELACIONES EXTERIORES

ARTÍCULO 13. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE RELACIONES EXTERIORES para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,688,732
Política Exterior	46,222,670
Transferencias Varias	7,560,582
Total del presupuesto de funcionamiento	**63,471,984**
Inversión	
Restauración, Remodelación y Const	360,000
Equipamiento	3,224,000
Total del presupuesto de inversión	**3,584,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**67,055,984**

CAPÍTULO VII
0.07 MINISTERIO DE EDUCACIÓN

ARTÍCULO 14. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE EDUCACIÓN para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	131,648,504
Educación Básica General	800,335,824
Educación Media	574,214,783
Educación de Adultos	52,934,618
Educación Post-Media	1,445,379
Transferencias Corrientes	29,017,700
Transferencias al Sector Público	594,995,585
Fondo de Exoneración de Matrícula	33,563,800
Educación Agropecuaria	11,794,200
Total del presupuesto de funcionamiento	**2,229,950,393**



Inversión

Mant. Preventivo (Mi Escuela Primero)	3,485,800
Construcción y Rehab. de Escuelas	66,421,700
Equipamiento de Centros Educativos	4,450,000
Desarrollo Educativo	28,500,000
Nutrición Escolar	15,400,000
Educación Básica	2,690,000
Transferencias de Capital	325,036,670
Fortalecimiento de Tecnología Educativa	23,812,400
Mantenimiento, Equip. y Constr. S.E.	177,093,700
Total del presupuesto de inversión	**646,890,270**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,876,840,663**

CAPÍTULO VIII
0.08 MINISTERIO DE COMERCIO E INDUSTRIAS

ARTÍCULO 15. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE COMERCIO E INDUSTRIAS para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,885,624
Fomento y Regulación de la Industria	588,432
Fomento y Regulación del Comercio	2,584,461
Regulación de Intermediarios Financieros	336,781
Fomento y Reg. de los Recursos Minerales	2,639,608
Transferencias	6,253,179
Transferencias al Sector Público	19,834,162
Total del presupuesto de funcionamiento	**48,122,247**
Inversión	
Desarrollo Comercial e Industrial	1,466,200
Transferencias de Capital	31,440,321
Total del presupuesto de inversión	**32,906,521**
TOTAL DEL PRESUPUESTO DE GASTOS	**81,028,768**

CAPÍTULO IX
0.09 MINISTERIO DE OBRAS PÚBLICAS

ARTÍCULO 16. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE OBRAS PÚBLICAS para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,509,485
Mantenimiento de Obras	16,529,409
Transferencias Varias	50,000
Total del presupuesto de funcionamiento	**32,088,894**
Inversión	
Proyectos Electrif. Rural (OER)	6,010,200
Proyectos Infraestruct. Públicas (UCIP)	6,701,300
Construcción y Rehabilitación Drenajes	900,000
Mantenimiento y Rehabilitación Vial	471,274,794
Construcción y Mej. de Calles y Avenidas	188,651,306
Transferencias de Capital	473,827,600
Construcción y Rehabilitación de Puentes	63,162,400



Reordenamiento Vial-Ciudad de Pmá.	1,100,000
Total del presupuesto de inversión	1,211,627,600
TOTAL DEL PRESUPUESTO DE GASTOS	1,243,716,494

CAPÍTULO X
0.10 MINISTERIO DE DESARROLLO AGROPECUARIO

ARTÍCULO 17. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	51,839,796
Asistencia Técnica Agrícola	3,344,630
Asistencia Técnica Pecuaria	8,196,633
Desarrollo Social	514,783
Servicios de Ingeniería Rural	4,002,672
Transferencias al Sector Público	39,063,675
Total del presupuesto de funcionamiento	106,962,189
Inversión	
Mejoramiento de Productividad	1,498,000
Programa de Desarrollo Tecnológico	1,470,300
Sanidad Agropecuaria	15,300,000
Desarrollo Rural Agropecuario	3,000,000
Otros Proyectos de Inversión	105,875,429
Reconver. y Transfor. Agropecuaria	1,000,000
Transferencias de Capital	202,625,251
Total del presupuesto de inversión	330,768,980
TOTAL DEL PRESUPUESTO DE GASTOS	437,731,169

CAPÍTULO XI
0.12 MINISTERIO DE SALUD

ARTÍCULO 18. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE SALUD para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Salud Pública	502,594,417
Provisión de Atención	445,345,363
Transferencias Varias	359,525,900
Fondo de Adm. de Hospitales	3,822,100
Fondo de Servicios Varios	16,200,000
Transferencias al Sector Público	636,066,822
Total del presupuesto de funcionamiento	1,963,554,602
Inversión	
Construcción y Mej. de Inst. de Salud	196,363,200
Salud Ambiental	156,485,217
Equipamiento de Inst. de Salud	25,163,700
Otros Proyectos de Inversión	28,009,900
Transferencias de Capital	185,942,072
Total del presupuesto de inversión	591,964,089
TOTAL DEL PRESUPUESTO DE GASTOS	2,555,518,691



<center>

CAPÍTULO XII

0.13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL

</center>

ARTÍCULO 19. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de de gastos del MINISTERIO DE TRABAJO Y DESARROLLO LABORAL para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,661,477
Admón. de las Relaciones Laborales	4,943,532
Inv., Promoción y Generación de Empleo	1,746,815
Transferencias Varias	607,000
Educación y Capacitación Sindical	13,362,900
Total del presupuesto de funcionamiento	**34,321,724**
Inversión	
Programa de Inserción Laboral	4,815,900
Fortalecimiento Institucional	370,000
Transferencia de Capital	290,000
Total del presupuesto de inversión	**5,475,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**39,797,624**

<center>

CAPÍTULO XIII

0.14 MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL

</center>

ARTÍCULO 20. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación de indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,981,301
Planificación y Desarrollo Urbano	3,570,001
Admón. y Regulación de Bienes	553,087
Ordenamiento y Desarrollo Territorial	796,971
Transferencias Varias	13,779,019
Total del presupuesto de funcionamiento	**28,680,379**
Inversión	
Construcción de Vivienda	82,053,907
Fondo de Ahorro Habitacional	1,211,800
Financiamiento de Vivienda	10,911,568
Asistencia Habitacional	1,790,000
Mejoramiento Habitacional	23,196,495
Fortalecimiento Institucional	620,000
Total del presupuesto de inversión	**119,783,770**
TOTAL DEL PRESUPUESTO DE GASTOS	**148,464,149**

<center>

CAPÍTULO XIV

0.16 MINISTERIO DE ECONOMÍA Y FINANZAS

</center>

ARTÍCULO 21. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE ECONOMÍA Y FINANZAS para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	107,647,387
Desarrollo Económico y Social	31,730,044
Admón. Fiscal y Patrimonial	265,541,225
Transferencias Varias	169,458,807
Total del presupuesto de funcionamiento	**574,377,463**
Inversión	
Fondo de Preinversión	2,000,000
Fort Gest. Eco. y Admón. Finan.	58,113,921
Transferencias de Capital	48,156,686
Inversiones Financieras	74,108,000
Proyectos Varios	1,300,000
Total del presupuesto de inversión	**183,678,607**
TOTAL DEL PRESUPUESTO DE GASTOS	**758,056,070**

CAPÍTULO XV
0.17 MINISTERIO DE GOBIERNO

ARTÍCULO 22. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE GOBIERNO para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,576,655
Adminst.y Desarrollo Gubernamental	7,768,079
Servicios Postales y Telégrafos	10,071,749
Servicios Penitenciarios y Cus. de Me	68,476,382
Transferencias Varias	244,655,977
Total del presupuesto de funcionamiento	**345,548,842**
Inversión	
Construc, Mejoram. y Estudios Infraest.	17,096,394
Transferencias de Capital	314,389,373
Total del presupuesto de inversión	**331,485,767**
TOTAL DEL PRESUPUESTO DE GASTOS	**677,034,609**

CAPÍTULO XVI
0.18 MINISTERIO DE SEGURIDAD PÚBLICA

ARTÍCULO 23. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE SEGURIDAD PÚBLICA para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	32,950,431
Seguridad Pública Nacional	736,112,357
Transferencias Varias	99,727,089
Total del presupuesto de funcionamiento	**868,789,877**
Inversión	
Const., Reparación y Ampl. de Infraest.	34,318,700
Total del presupuesto de inversión	**34,318,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**903,108,577**



CAPÍTULO XVII
0.21 MINISTERIO DE DESARROLLO SOCIAL

ARTÍCULO 24. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE DESARROLLO SOCIAL para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	17,769,254
Promoción Social y Cohesión Social	5,465,897
Programa de Gestión Territorial	4,564,774
Transferencias al Sector Público	20,069,760
Total del presupuesto de funcionamiento	**47,869,685**
Inversión	
Desarrollo Comunitario	248,688,460
Fortalecimiento Institucional	4,209,800
Transferencias al Sector Público	6,055,779
Total del presupuesto de inversión	**258,954,039**
TOTAL DEL PRESUPUESTO DE GASTOS	**306,823,724**

CAPÍTULO XVIII
0.26 TRIBUNAL ADMINISTRATIVO TRIBUTARIO

ARTÍCULO 25. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO TRIBUTARIO para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción Tributaria	3,930,642
Total del presupuesto de funcionamiento	**3,930,642**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,930,642**

CAPÍTULO XIX
0.27 MINISTERIO DE AMBIENTE

ARTÍCULO 26. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE AMBIENTE para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,897,059
Áreas Protegidas y Biodiversidad	9,027,586
Gestión Ambiental	5,710,320
Gestión Integrada de Cuencas Hidrog.	5,881,400
CONADES	9,500,005
Total del presupuesto de funcionamiento	**44,016,370**
Inversión	
Áreas Protegidas y Biodiversidad	4,863,682
Gestión Ambiental	2,148,705



Gestión Integrada de Cuencas Hidrog.	1,145,806
CONADES	25,426,110
Total del presupuesto de inversión	**33,584,303**
TOTAL DEL PRESUPUESTO DE GASTOS	**77,600,673**

CAPÍTULO XX
0.28 MINISTERIO DE CULTURA

ARTÍCULO 27. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE CULTURA para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,140,500
Patrimonio Histórico	6,057,395
Extensión Cultural	3,526,955
Educación Artística	751,080
Total del presupuesto de funcionamiento	**20,475,930**
Inversión	
Mantenimiento y Restauraciones de Obras	26,518,829
PROGRAMA DE ASISTENCIA SOCIAL	290,000
Preservación del Patrimonio Historico	5,218,800
Total del presupuesto de inversión	**32,027,629**
TOTAL DEL PRESUPUESTO DE GASTOS	**52,503,559**

CAPÍTULO XXI
0.30 ÓRGANO JUDICIAL

ARTÍCULO 28. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del ÓRGANO JUDICIAL para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General de Justicia	62,444,712
Administración de Justicia Ciudadana	189,643,972
Transformación y Desarrollo Inst.	46,259,616
Total del presupuesto de funcionamiento	**298,348,300**
Inversión	
Rehabilitación y Const. de Infraestrura	15,825,000
Equipamiento y Fortalec. Institucional	12,174,300
Modernización del Sistema de Justicia	3,930,000
Total del presupuesto de inversión	**31,929,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**330,277,600**

CAPÍTULO XXII
CONSOLIDADO DEL MINISTERIO PÚBLICO

ARTÍCULO 29. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO PÚBLICO para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

Procuraduría General de la Nación	251,074,518
Funcionamiento	241,757,718
Inversión	9,316,800



Procuraduría de la Administración	10,390,845
Funcionamiento	8,367,173
Inversión	2,023,672

0.36 PROCURADURÍA GENERAL DE LA NACIÓN

ARTÍCULO 30. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la PROCURADURÍA GENERAL DE LA NACIÓN para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Repres. Interés del Estado	181,363,851
Medicina Legal y Forense	57,321,559
Comisión Nacional CONAPRED	3,072,308
Total del presupuesto de funcionamiento	**241,757,718**
Inversión	
Modernización Proc. General	4,420,550
Modernización de Servicios Forenses	4,896,250
Total del presupuesto de inversión	**9,316,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**251,074,518**

0.37 PROCURADURÍA DE LA ADMINISTRACIÓN

ARTÍCULO 31. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la PROCURADURÍA DE LA ADMINISTRACIÓN para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	3,257,881
Representación y Def. de la Adm. Pública	5,109,292
Total del presupuesto de funcionamiento	**8,367,173**
Inversión	
Programa de Mejoramiento Institucional	1,720,000
Equipamiento	303,672
Total del presupuesto de inversión	**2,023,672**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,390,845**

CAPÍTULO XXIII
CONSOLIDADO DEL TRIBUNAL ELECTORAL Y FISCALÍA GENERAL ELECTORAL

ARTÍCULO 32. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL ELECTORAL Y FISCALÍA GENERAL ELECTORAL para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

Tribunal Electoral	159,461,696
Funcionamiento	153,619,736
Inversión	5,841,960
Fiscalía General Electoral	11,708,541
Funcionamiento	11,708,541




0.40 TRIBUNAL ELECTORAL

ARTÍCULO 33. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	61,998,029
Registro e Identificación Ciudadana	18,918,857
Servicios Electorales	18,366,810
Eventos Electorales	54,336,040
Total del presupuesto de funcionamiento	**153,619,736**
Inversión	
Construcciones, Mejoras y Habilitaciones	487,782
Const. de Oficinas a Nivel Provincial	3,619,700
Proyectos de Apoyo Logístico	1,734,478
Total del presupuesto de inversión	**5,841,960**
TOTAL DEL PRESUPUESTO DE GASTOS	**159,461,696**

0.41 FISCALÍA GENERAL ELECTORAL

ARTÍCULO 34. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la FISCALÍA GENERAL ELECTORAL para la vigencia fiscal 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,503,433
Fiscalías Electorales	2,039,226
Elecciones	5,165,882
Total del presupuesto de funcionamiento	**11,708,541**
TOTAL DEL PRESUPUESTO DE GASTOS	**11,708,541**

CAPÍTULO XXIV
0.42 TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PUBLICA

ARTÍCULO 35. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración función Pública	355,200
Total del presupuesto de funcionamiento	**355,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**355,200**

CAPÍTULO XXV
0.45 OTROS GASTOS DE LA ADMINISTRACIÓN

ARTÍCULO 36. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos de OTROS GASTOS DE LA ADMINISTRACIÓN para la vigencia fiscal de 2023, cuya estructura y asiganción de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Consejos Provinciales	38,555,462
Total del presupuesto de funcionamiento	**38,555,462**
TOTAL DEL PRESUPUESTO DE GASTOS	**38,555,462**

CAPÍTULO XXVI
0.46 TRIBUNAL DE CUENTAS

ARTÍCULO 37. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL DE CUENTAS para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción de Cuentas	2,319,793
Administración General	1,508,297
Total del presupuesto de funcionamiento	**3,828,090**
Inversión	
Coordinación Central	259,225
Total del presupuesto de inversión	**259,225**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,087,315**

CAPÍTULO XXVII
0.47 FISCALÍA DE CUENTAS

ARTÍCULO 38. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la FISCALÍA GENERAL DE CUENTAS para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administ. e Investigación Patrimonial	3,274,959
Administración General	1,395,541
Total del presupuesto de funcionamiento	**4,670,500**
Inversión	
Fortalec., Mejoram. e Implementación	264,500
Equipamiento	70,000
Total del presupuesto de inversión	**334,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,005,000**

CAPÍTULO XXVIII
0.49 DEFENSORÍA DEL PUEBLO

ARTÍCULO 39. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la DEFENSORÍA DEL PUEBLO para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,643,685



Protec. y Defensa de los Derechos Hum.	2,783,719
Administración de Quejas	507,581
Total del presupuesto de funcionamiento	**6,934,985**
Inversión	
Estudio, Diseño y Construcción	247,765
Equipamiento	279,000
Total del presupuesto de inversión	**526,765**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,461,750**

CAPÍTULO XXIX
TRANSFERENCIAS DEL GOBIERNO CENTRAL

ARTÍCULO 40. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de propio Sector Público, al Sector Externo y al Sector Privado, con base en el detalle que se autoriza a continuación:

CÓDIGO	INSTITUCIÓN	PROPIAS	SUBSIDIOS	MONTO
	TOTAL TRANSFERENCIA DE FUNCIONAMIENTO	960,181,112	2,120,073,588	3,080,254,700
01	ASAMBLEA NACIONAL	3,671,500		3,671,500
	A Personas	2,200,500		2,200,500
	Becas de Estudio	150,000		150,000
	Al Sector Externo	1,321,000		1,321,000
02	CONTRALORÍA GENERAL DE LA REPÚBLICA	12,151,694		12,151,694
	A Personas	11,578,894		11,578,894
	Becas de Estudio	560,000		560,000
	Al Sector Externo	12,800		12,800
03	MINISTERIO DE LA PRESIDENCIA	5,337,407		5,337,407
	Pensiones y Jubilaciones	4,462,243		4,462,243
	A Personas	216,650		216,650
	Becas de Estudio	358,514		358,514
	Propias	150,000		150,000
	Al Sector Externo	150,000		150,000
05	MIN. DE RELACIONES EXTERIORES	7,779,582		7,779,582
	A Personas	144,000		144,000
	Becas de Estudio	71,000		71,000
	Al Sector Privado	4,000		4,000
	Al Sector Externo	7,560,582		7,560,582
07	MINISTERIO DE EDUCACIÓN	29,888,700	594,995,585	624,884,285
	Pensiones y Jubilaciones	19,162,000		19,162,000
	A Personas	10,000		10,000
	Becas de Estudio	861,000		861,000
	Al Sector Privado	9,700,000		9,700,000
	Secretaría Nacional de Ciencia, Tecnología e Innovación		6,886,575	6,886,575
	Instituto Panameño de Deportes		26,129,035	26,129,035
	Instituto Técnico Superior Especializado		8,276,959	8,276,959
	Instituto Panameño de Habilitación Especial		64,376,089	64,376,089
	Universidad Autónoma de Chiriquí		88,244,446	88,244,446
	Universidad de Panamá		275,867,438	275,867,438
	Universidad Marítima Internacional de Panamá		5,002,944	5,002,944



	Universidad Especializada de las Américas		22,837,800	22,837,800
	Universidad Tecnológica de Panamá		97,374,299	97,374,299
	Al Sector Externo	155,700		155,700
08	MIN. DE COMERCIO E INDUSTRIAS	6,296,113	19,834,162	26,130,275
	Becas de Estudio	35,934		35,934
	Al Sector Privado	5,270,458		5,270,458
	Autoridad de la Micro, Pequeña y Mediana Empresa		5,787,700	5,787,700
	Autoridad de Protección al Consumidor y Defensa de la Competencia		9,013,157	9,013,157
	PROPANAMA		3,241,506	3,241,506
	Zona Franca de Barú		580,799	580,799
	Bingos Nacionales		611,000	611,000
	Agencia Panamá-Pacifico		600,000	600,000
	Al Sector Externo	982,721		982,721
	Créditos Reconocidos por Transferencias Corrientes	7,000		7,000
09	MINISTERIO DE OBRAS PÚBLICAS	110,000		110,000
	Becas de Estudio	60,000		60,000
	Al Sector Externo	50,000		50,000
10	MIN. DE DESARROLLO AGROPECUARIO	1,421,797	39,063,675	40,485,472
	A Personas	200,000		200,000
	Al Sector Privado	102,027		102,027
	Instituto de Innovación Agropecuaria de Panamá		12,177,652	12,177,652
	Autoridad de los Recursos Acuáticos de Panamá		7,886,263	7,886,263
	Instituto de Mercadeo Agropecuario		7,748,605	7,748,605
	Empresas Mercados Nacionales de la Cadena de Frío		8,751,155	8,751,155
	Instituto de Seguro Agropecuario		2,500,000	2,500,000
	Al Sector Externo	1,119,770		1,119,770
12	MINISTERIO DE SALUD	421,430,800	1,118,486,022	1,539,916,822
	Pensiones y Jubilaciones	179,200		179,200
	A Personas	31,600		31,600
	Becas de Estudio	825,000		825,000
	Al Sector Privado	358,350,100		358,350,100
	Al Gobierno Central	20,022,100		20,022,100
	Caja de Seguro Social		524,027,000	524,027,000
	Impuesto de Cerverzas		8,411,000	8,411,000
	Impuesto de Licores		6,557,000	6,557,000
	Neonatos Afectados por Heparina		94,000	94,000
	Pensión de Viudez		1,815,000	1,815,000
	Pensión Vitalicia Dietilenglicol		12,433,000	12,433,000
	Sostenibilidad del Régimen (Ley 51)		140,000,000	140,000,000
	Subsidio Fluctuaciones - Intereses CSS		20,500,000	20,500,000
	Subsidio Maternidad y Enfermedad		25,000,000	25,000,000
	Afectados Bocas del Toro		3,153,000	3,153,000
	Pensiones de los Trabajadores de las Bananeras		3,932,000	3,932,000
	Aporte Junta Técnica Actuarial		90,000	90,000
	Aumento Pensiones y Jubilaciones (Dg-51)		168,514,000	168,514,000
	CSS 0.8% Salarios Básicos		133,528,000	133,528,000
	CSS FEJUPEN - Aporte Gob. Central			
	Instituto Conmemorativo Gorgas de Estudios de la Salud		16,874,759	16,874,759
	Agencia Panameña de Alimentos		2,309,400	2,309,400
	Inst. de Acueductos y Alcantarillados Nacionales		31,397,455	31,397,455
	Autoridad de Aseo Urbano y Domiciliario		19,850,408	19,850,408
	Municipios	1,765,800		1,765,800
	Propias	39,842,000		39,842,000
	Al Sector Externo	415,000		415,000



13	MIN. DE TRABAJO Y DES. LABORAL	10,243,170		10,243,170
	A Personas	55,000		55,000
	Becas de Estudio	81,170		81,170
	Al Sector Privado	9,500,000		9,500,000
	Al Sector Externo	607,000		607,000
14	MIN. DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	53,180	13,779,019	13,832,199
	A Personas	33,180		33,180
	Autoridad Nacional de Administración de Tierras		12,176,819	12,176,819
	Banco Hipotecario Nacional		1,602,200	1,602,200
	Al Sector Externo	20,000		20,000
16	MIN. DE ECONOMÍA Y FINANZAS	327,694,882	71,455,507	399,150,389
	A Personas	1,026,000		1,026,000
	Becas de Estudio	1,620,500		1,620,500
	Al Sector Privado	292,074,282		292,074,282
	Autoridad Nacional de Aduanas		31,883,100	31,883,100
	Superintendencia de Sujetos No Financieros		7,186,400	7,186,400
	Consejo de Administración del SIACAP		1,608,749	1,608,749
	Dirección General de Contrataciones Públicas		4,476,091	4,476,091
	Tribunal Administrativo de Contrataciones Públicas		2,206,862	2,206,862
	Autoridad Nacional para la Innovación Gubernamental		6,149,788	6,149,788
	Autoridad Nacional de Transparencia y Acceso a la Información		2,799,372	2,799,372
	Benemérito Cuerpo de Bomberos de la República Panamá		6,305,995	6,305,995
	Empresa de Generación Eléctrica, S.A.		1,370,136	1,370,136
	Superintendencia de Bancos		380,800	380,800
	Superintendencia de Seguros y Reaseguros		7,073,214	7,073,214
	Superintendencia de Mercados de Valores		15,000	15,000
	Fondo Tarifario de Occidente (FTO)	30,000,000		30,000,000
	Al Sector Externo	2,972,600		2,972,600
	Créditos Reconocidos por Transferencias Corrientes	1,500		1,500
17	MINISTERIO DE GOBIERNO	1,920,840	242,774,858	244,695,698
	Pensiones y Jubilaciones	1,836,119		1,836,119
	Becas de Estudio	9,721		9,721
	Autoridad del Tránsito y Transporte Terrestre		158,766,427	158,766,427
	Autoridad de Pasaportes de Panamá		4,046,988	4,046,988
	Autoridad Nacional de Descentralizacion		43,961,443	43,961,443
	Benemérito Cuerpo de Bomberos de la República Panamá		34,000,000	34,000,000
	Autoridad Aeronáutica Civil		2,000,000	2,000,000
	Al Sector Externo	75,000		75,000
18	MINISTERIO DE SEGURIDAD PÚBLICA	101,710,515		101,710,515
	Pensiones y Jubilaciones	87,727,089		87,727,089
	A Personas	314,349		314,349
	Becas de Estudio	1,291,349		1,291,349
	Al Sector Privado	12,116,341		12,116,341
	Al Sector Externo	261,387		261,387
21	MINISTERIO DE DESARROLLO SOCIAL	1,171,000	19,684,760	20,855,760
	A Personas	250,000		250,000
	Becas de Estudio	16,000		16,000
	Al Sector Privado	850,000		850,000
	Secretaría Nacional de Discapacidad		6,925,300	6,925,300
	Instituto Nacional de la Mujer		4,811,626	4,811,626
	Secretaría Nacional de Niñez, Adolescencia y Familia		7,947,834	7,947,834
	Al Sector Externo	55,000		55,000



26	TRIBUNAL ADMINISTRATIVO TRIBUTARIO	108,500	108,500
	A Personas	28,000	28,000
	Becas de Estudio	80,000	80,000
	Al Sector Externo	500	500
27	MINISTERIO DE AMBIENTE	431,000	431,000
	A Personas	10,000	10,000
	Becas de Estudio	5,000	5,000
	Al Sector Externo	416,000	416,000
28	MINISTERIO DE CULTURA	4,432,722	4,432,722
	A Personas	76,822	76,822
	Becas de Estudio	72,300	72,300
	Al Sector Privado	3,966,600	3,966,600
	Al Sector Externo	317,000	317,000
30	ÓRGANO JUDICIAL	5,745,620	5,745,620
	Pensiones y Jubilaciones	44,000	44,000
	A Personas	1,525,000	1,525,000
	Becas de Estudio	4,176,620	4,176,620
36	PROCURADURÍA GENERAL DE LA NACIÓN	7,276,942	7,276,942
	Pensiones y Jubilaciones	1,265,241	1,265,241
	A Personas	3,239,507	3,239,507
	Becas de Estudio	466,586	466,586
	Al Sector Privado	456,178	456,178
	Al Gobierno Central	1,849,430	1,849,430
37	PROCURADURÍA DE LA ADMINISTRACIÓN	465,033	465,033
	A Personas	232,509	232,509
	Becas de Estudio	232,524	232,524
40	TRIBUNAL ELECTORAL	10,556,284	10,556,284
	Pensiones y Jubilaciones	20,616	20,616
	A Personas	900,000	900,000
	Becas de Estudio	457,422	457,422
	Al Sector Privado	9,168,246	9,168,246
	Al Sector Externo	10,000	10,000
41	FISCALÍA GENERAL ELECTORAL	20,000	20,000
	Becas de Estudio	20,000	20,000
45	OTROS GASTOS DE LA ADMINISTRACIÓN	89,321	89,321
	A Personas	17,000	17,000
	Becas de Estudio	62,321	62,321
	Al Sector Privado	10,000	10,000
46	TRIBUNAL DE CUENTAS	75,500	75,500
	A Personas	70,000	70,000
	Becas de Estudio	5,500	5,500
47	FISCALÍA GENERAL DE CUENTAS	70,000	70,000
	Becas de Estudio	70,000	70,000
49	DEFENSORÍA DEL PUEBLO	29,010	29,010
	Becas de Estudio	3,161	3,161
	Al Sector Privado	5,036	5,036




Al Sector Externo	20,813	20,813

ARTÍCULO 41. Se aprueban las transferencias de capital de acuerdo con el siguiente detalle:

CÓDIGO	INSTITUCIÓN	MONTO
	TOTAL TRANSFERENCIAS DE CAPITAL	1,587,763,752
07	MINISTERIO DE EDUCACIÓN	325,036,670
	IFARHU	205,335,675
	Secretaría Nacional de Ciencia, Tecnología e Innovación	31,220,968
	Instituto Panameño de Deportes	72,646,348
	Instituto Técnico Superior Especializado	2,252,735
	Instituto Panameño de Habilitación Especial	2,570,410
	Universidad de Panamá	5,550,000
	Universidad Marítima Internacional de Panamá	300,000
	Universidad Especializada de las Américas	1,050,000
	Universidad Tecnológica de Panamá	4,110,534
08	MIN. DE COMERCIO E INDUSTRIAS	31,440,321
	Autoridad de la Micro, Pequeña y Mediana Empresa	7,716,474
	Autoridad de Protección al Consumidor y Defensa de la Competencia	
	Autoridad de Turismo de Panamá	18,149,930
	PROPANAMA	2,073,917
	Agencia Panamá-Pacífico	3,500,000
09	MINISTERIO DE OBRAS PÚBLICAS	473,827,600
	Empresa Metro de Panamá, S.A.	473,827,600
10	MIN. DE DES. AGROPECUARIO	202,625,251
	Instituto de Innovación Agropecuaria de Panamá	21,175,085
	Autoridad de los Recursos Acuáticos de Panamá	1,200,000
	Instituto de Mercadeo Agropecuario	86,180,673
	Empresas Mercados Nacionales de la Cadena de Frío	6,869,151
	Banco de Desarrollo Agropecuario (Ley 24)	66,025,257
	Instituto de Seguro Agropecuario	21,175,085
12	MINISTERIO DE SALUD	185,942,072
	Instituto Conmemorativo Gorgas de Estudios de la Salud	5,598,092
	Agencia Panameña de Alimentos	1,800,000
	Inst. de Acueductos y Alcantarillados Nacionales	158,543,980
	Autoridad de Aseo Urbano y Domiciliario	20,000,000
13	MIN. DE TRABAJO Y DES. LABORAL	290,000
	INADHE	290,000
16	MIN. DE ECONOMÍA Y FINANZAS	48,156,686
	Superintendencia de Sujetos No Financieros	3,500,000
	Dirección General de Contrataciones Públicas	2,536,171
	Tribunal Administrativo de Contrataciones Públicas	1,000,000
	Autoridad Nacional para la Innovación Gubernamental	15,196,537
	Autoridad Nacional de Transparencia y Acceso a la Información	700,000
	Benemérito Cuerpo de Bomberos de la República Panamá	25,223,978
17	MINISTERIO DE GOBIERNO	314,389,373
	Autoridad de Pasaportes de Panamá	3,299,000



	Autoridad Nacional de Descentralización	309,090,373
	Benemérito Cuerpo de Bomberos de la República Panamá	
	Autoridad Aeronáutica Civil	2,000,000
21	MIN. DE DESARROLLO SOCIAL	6,055,779
	Secretaría Nacional de Discapacidad	1,987,500
	Instituto Nacional de la Mujer	368,179
	Secretaría Nacional de Niñez, Adolescencia y Familia	3,700,100

CAPÍTULO XXX
FONDO LEY DE SEGURO EDUCATIVO

ARTÍCULO 42. Los recursos provenientes del Seguro Educativo a que se refiere el Decreto de Gabinete 168 de 27 de julio de 1971, reformado por las leyes 24 de 21 de julio de 1980, 18 de 29 de septiembre de 1983; 13 de 28 de julio de 1987 y 16 de 29 de noviembre de 1987, y modificados por la Ley 49 de 18 de septiembre de 2002, cuyo destino específico lo constituyen programas de educación y formación de mano de obra, se asignan para el año 2023, según el siguiente detalle:

INSTITUCIÓN	MONTO
TOTAL INGRESOS AUTORIZADOS	377,064,600
FONDO DE SEGURO EDUCATIVO	377,064,600
Ingresos Tributarios	377,064,600
Impuestos Directos	377,064,600
Seguro Educativo	377,064,600
MINISTERIO DE EDUCACIÓN	122,451,700
Educación Agropecuaria	17,891,700
Fondo Exon. de Matrícula (27%)	101,807,400
Capacitación Gremial Docente	2,752,600
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	13,762,900
Educación Sindical	13,762,900
IFARHU	159,649,100
Becas	129,058,668
Créditos Educativos	30,590,432
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	16,515,400
Gastos de Funcionamiento	13,015,400
Gastos de Inversión	3,500,000
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA EL DESARROLLO HUMANO	50,922,600
Programas Regulares (INADEH / MITRADEL) 14%	38,536,000
Capacitación del Recurso Humano del Sector Privado (COSPAE) 3.0%	8,257,700
Formación Dual	4,128,900
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	13,762,900
Gastos de Funcionamiento	13,762,900





TÍTULO III

PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

ARTÍCULO 43. Se aprueban los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2023, cuyos resúmenes de ingresos y gastos se expresan a continuacion en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	7,209,682,542	2,167,227,154	9,376,909,696	6,116,931,029	3,259,978,667	9,376,909,696
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	5,787,700	7,716,474	13,504,174	5,787,700	7,716,474	13,504,174
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	232,290,007	0	232,290,007	201,203,906	31,086,101	232,290,007
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	26,500,000	0	26,500,000	23,200,000	3,300,000	26,500,000
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	14,193,342	5,764,056	19,957,398	14,193,342	5,764,056	19,957,398
AUTORIDAD NACIONAL DE ADUANAS	40,100,900	15,100,000	55,200,900	39,294,153	15,906,747	55,200,900
CAJA DE SEGURO SOCIAL	5,666,750,208	1,253,144,000	6,919,894,208	4,842,723,163	2,077,171,045	6,919,894,208
INST. CONMEMORATIVO GORGAS DE EST. DE LA SALUD	17,579,759	17,598,092	35,177,851	17,579,759	17,598,092	35,177,851
CENTRO NAL DE ESTUDIOS EN TÉCNICAS IMÁGENES MOL..	0	0	0	0	0	0
SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS	7,186,400	3,500,000	10,686,400	7,186,400	3,500,000	10,686,400
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	9,023,157	196,000	9,219,157	9,023,157	196,000	9,219,157
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,608,749	0	1,608,749	1,573,749	35,000	1,608,749
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	168,507,596	253,754,872	422,262,468	21,022,822	401,239,646	422,262,468
SECRETARÍA NACIONAL DE DISCAPACIDAD	6,925,300	7,987,500	14,912,800	6,925,300	7,987,500	14,912,800
AGENCIA PANAMEÑA DE ALIMENTOS	4,784,400	1,800,000	6,584,400	4,784,400	1,800,000	6,584,400
INSTITUTO DE INNOVACIÓN AGROPECUARIA DE PANAMÁ	12,823,053	21,575,085	34,398,138	12,823,053	21,575,085	34,398,138
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	10,703,009	1,200,000	11,903,009	10,703,009	1,200,000	11,903,009
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	4,476,091	2,536,171	7,012,262	4,476,091	2,536,171	7,012,262
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚB.	2,206,862	1,000,000	3,206,862	2,206,862	1,000,000	3,206,862
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	16,815,400	0	16,815,400	13,315,400	3,500,000	16,815,400
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	10,886,575	38,720,968	49,607,543	6,886,575	42,720,968	49,607,543



INSTITUTO NACIONAL DE LA MUJER	4,811,626	368,179	5,179,805	4,811,626	368,179	5,179,805
SEC. NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	7,947,834	3,700,100	11,647,934	7,947,834	3,700,100	11,647,934
INSTITUTO PANAMEÑO DE DEPORTES	26,359,035	72,646,348	99,005,383	26,359,035	72,646,348	99,005,383
INST. NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. HUMANO	51,078,700	14,790,000	65,868,700	18,196,109	47,672,591	65,868,700
INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO	8,328,865	2,252,735	10,581,600	8,328,865	2,252,735	10,581,600
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	65,364,819	2,570,410	67,935,229	65,304,295	2,630,934	67,935,229
AUTORIDAD DE PASAPORTES DE PANAMÁ	4,046,988	3,299,000	7,345,988	4,046,988	3,299,000	7,345,988
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	15,353,268	0	15,353,268	14,617,024	736,244	15,353,268
AUTORIDAD DE TURISMO DE PANAMÁ	22,087,704	23,149,930	45,237,634	12,889,990	32,347,644	45,237,634
AUTORIDAD NAL. PARA LA INNOVACIÓN GUBERNAMENTAL	6,149,788	15,196,537	21,346,325	6,149,788	15,196,537	21,346,325
AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN	43,961,443	309,090,373	353,051,816	43,961,443	309,090,373	353,051,816
REGISTRO PÚBLICO DE PANAMÁ	60,633,700	0	60,633,700	51,159,900	9,473,800	60,633,700
AUT. NAL. DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN	2,799,372	700,000	3,499,372	2,799,372	700,000	3,499,372
BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PMÁ.	58,562,432	25,223,978	83,786,410	55,862,432	27,923,978	83,786,410
AUT. PARA LA ATRACCIÓN DE INV. Y LA PROM. DE EXP.	3,241,506	2,073,917	5,315,423	3,241,506	2,073,917	5,315,423
INST. DE METEOROLOGÍA E HIDROLOGÍA DE PANAMÁ	6,800,025	0	6,800,025	6,153,025	647,000	6,800,025
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	99,373,346	0	99,373,346	94,643,946	4,729,400	99,373,346
UNIVERSIDAD DE PANAMÁ	301,850,729	52,873,700	354,724,429	294,355,729	60,368,700	354,724,429
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	15,952,944	300,000	16,252,944	9,952,944	6,300,000	16,252,944
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	30,969,400	1,050,000	32,019,400	30,038,900	1,980,500	32,019,400
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	114,260,510	6,210,534	120,471,044	110,616,612	9,854,432	120,471,044
ZONA FRANCA DE BARÚ	600,000	138,195	738,195	584,825	153,370	738,195





ARTÍCULO 44.   Se aprueban los gastos corrientes de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2023, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSF. CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	3,066,430,262	2,924,415,440	50,000,000	76,085,327	0	6,116,931,029
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	5,747,700	40,000	0	0	0	5,787,700
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	27,512,979	83,605,600	14,000,000	76,085,327	0	201,203,906
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	22,509,250	690,750	0	0	0	23,200,000
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	14,123,342	70,000	0	0	0	14,193,342
AUTORIDAD NACIONAL DE ADUANAS	39,123,443	170,710	0	0	0	39,294,153
CAJA DE SEGURO SOCIAL	2,078,183,062	2,764,540,101	0	0	0	4,842,723,163
INST. CONMEMORATIVO GORGAS DE EST. DE LA SALUD	16,872,759	707,000	0	0	0	17,579,759
CENTRO NAL DE ESTUDIOS EN TÉCNICAS IMÁGENES MOL.	0	0	0	0	0	0
SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS	7,136,400	50,000	0	0	0	7,186,400
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	8,895,257	127,900	0	0	0	9,023,157
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,525,249	48,500	0	0	0	1,573,749
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	20,494,822	528,000	0	0	0	21,022,822
SECRETARÍA NACIONAL DE DISCAPACIDAD	5,793,880	1,131,420	0	0	0	6,925,300
AGENCIA PANAMEÑA DE ALIMENTOS	4,769,900	14,500	0	0	0	4,784,400
INSTITUTO DE INNOVACIÓN AGROPECUARIA DE PANAMÁ	12,695,822	127,231	0	0	0	12,823,053
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	9,730,262	972,747	0	0	0	10,703,009
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	4,466,091	10,000	0	0	0	4,476,091
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚB.	2,156,862	50,000	0	0	0	2,206,862
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	13,315,400	0	0	0	0	13,315,400
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	6,873,575	13,000	0	0	0	6,886,575
INSTITUTO NACIONAL DE LA MUJER	4,697,801	113,825	0	0	0	4,811,626
SEC. NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	7,942,834	5,000	0	0	0	7,947,834
INSTITUTO PANAMEÑO DE DEPORTES	16,378,828	9,980,207	0	0	0	26,359,035





INST. NAL. DE FORMACIÓN PROF. Y CAP. PARA DES. HUMANO	18,196,109	0	0	0	0	18,196,109
INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO	8,328,865	0	0	0	0	8,328,865
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	64,078,932	1,225,363	0	0	0	65,304,295
AUTORIDAD DE PASAPORTES DE PANAMÁ	4,016,988	30,000	0	0	0	4,046,988
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	14,558,675	58,349	0	0	0	14,617,024
AUTORIDAD DE TURISMO DE PANAMÁ	9,843,876	1,046,114	2,000,000	0	0	12,889,990
AUTORIDAD NAL. PARA LA INNOVACIÓN GUBERNAMENTAL	6,129,788	20,000	0	0	0	6,149,788
AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN	6,647,241	37,314,202	0	0	0	43,961,443
REGISTRO PÚBLICO DE PANAMÁ	17,108,900	51,000	34,000,000	0	0	51,159,900
AUT. NAL. DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN	2,693,122	106,250	0	0	0	2,799,372
BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PMÁ.	43,815,031	12,047,401	0	0	0	55,862,432
AUT. PARA LA ATRACCIÓN DE INV. Y LA PROM. DE EXP.	3,241,506	0	0	0	0	3,241,506
INST. DE METEOROLOGÍA E HIDROLOGÍA DE PANAMÁ	6,049,025	104,000	0	0	0	6,153,025
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	94,406,206	237,740	0	0	0	94,643,946
UNIVERSIDAD DE PANAMÁ	289,555,354	4,800,375	0	0	0	294,355,729
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	9,817,944	135,000	0	0	0	9,952,944
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	30,020,900	18,000	0	0	0	30,038,900
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	106,407,507	4,209,105	0	0	0	110,616,612
ZONA FRANCA DE BARÚ	568,775	16,050	0	0	0	584,825





ARTÍCULO 45. Se aprueban los gastos capital de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2023, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	3,256,845,331	3,133,336	0	0	3,259,978,667
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	7,716,474	0	0	0	7,716,474
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	30,726,562	359,539	0	0	31,086,101
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	3,300,000	0	0	0	3,300,000
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	5,764,056	0	0	0	5,764,056
AUTORIDAD NACIONAL DE ADUANAS	15,906,747	0	0	0	15,906,747
CAJA DE SEGURO SOCIAL	2,077,171,045	0	0	0	2,077,171,045
INST. CONMEMORATIVO GORGAS DE EST. DE LA SALUD	17,598,092	0	0	0	17,598,092
SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS	3,500,000	0	0	0	3,500,000
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	196,000	0	0	0	196,000
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	0	35,000	0	0	35,000
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	401,239,646	0	0	0	401,239,646
SECRETARÍA NACIONAL DE DISCAPACIDAD	7,987,500	0	0	0	7,987,500
AGENCIA PANAMEÑA DE ALIMENTOS	1,800,000	0	0	0	1,800,000
INSTITUTO DE INNOVACIÓN AGROPECUARIA DE PANAMÁ	21,575,085	0	0	0	21,575,085
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	1,200,000	0	0	0	1,200,000
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	2,536,171	0	0	0	2,536,171
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚB.	1,000,000	0	0	0	1,000,000
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	3,500,000	0	0	0	3,500,000
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	42,720,968	0	0	0	42,720,968
INSTITUTO NACIONAL DE LA MUJER	368,179	0	0	0	368,179
SEC. NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	3,700,100	0	0	0	3,700,100
INSTITUTO PANAMEÑO DE DEPORTES	72,646,348	0	0	0	72,646,348



INST. NAL. DE FORMACIÓN PROF. Y CAP. PARA DES. HUMANO	47,672,591	0	0	0	47,672,591
INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO	2,252,735	0	0	0	2,252,735
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	2,570,410	60,524	0	0	2,630,934
AUTORIDAD DE PASAPORTES DE PANAMÁ	3,299,000	0	0	0	3,299,000
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	736,244	0	0	0	736,244
AUTORIDAD DE TURISMO DE PANAMÁ	32,347,644	0	0	0	32,347,644
AUTORIDAD NAL. PARA LA INNOVACIÓN GUBERNAMENTAL	15,196,537	0	0	0	15,196,537
AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN	309,090,373	0	0	0	309,090,373
REGISTRO PÚBLICO DE PANAMÁ	9,473,800	0	0	0	9,473,800
AUT. NAL. DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN	700,000	0	0	0	700,000
BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PMÁ.	27,923,978	0	0	0	27,923,978
AUT. PARA LA ATRACCIÓN DE INV. Y LA PROM. DE EXP.	2,073,917	0	0	0	2,073,917
INST. DE METEOROLOGÍA E HIDROLOGÍA DE PANAMÁ	647,000	0	0	0	647,000
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	4,705,200	24,200	0	0	4,729,400
UNIVERSIDAD DE PANAMÁ	58,873,700	1,495,000	0	0	60,368,700
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	6,300,000	0	0	0	6,300,000
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	1,980,500	0	0	0	1,980,500
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	8,710,534	1,143,898	0	0	9,854,432
ZONA FRANCA DE BARÚ	138,195	15,175	0	0	153,370





CAPÍTULO II
1.02 AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA

ARTÍCULO 46. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2023:

Ingresos Totales	13,504,174
Menos: Aumento de Reservas	
Ingresos Disponibles	13,504,174
Gastos	13,504,174

ARTÍCULO 47. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

102.0.0.0.0.00.	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMP.	13,504,174
102.1.0.0.0.00.	INGRESOS CORRIENTES	5,787,700
102.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,787,700
102.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,787,700
102.1.2.3.1.00.	Gobierno Central	5,787,700
102.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	5,787,700
102.2.0.0.0.00.	INGRESOS DE CAPITAL	7,716,474
102.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	7,716,474
102.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	7,716,474
102.2.3.2.1.00.	Gobierno Central	7,716,474
102.2.3.2.1.08.	TRANSFERENCIA DE CAPITAL MICI.	7,716,474

ARTÍCULO 48. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,224,300
Fomento y Desarrollo	1,563,400
Total del Presupuesto de Funcionamiento	**5,787,700**
Inversión	
Garantías	1,025,329
Capacitación y Asistencia Técnica	782,328
Microcrédito	1,042,498
Capital Semilla	3,940,152
Ventanilla Única	926,167
Total del Presupuesto de Inversión	**7,716,474**
TOTAL DEL PRESUPUESTO DE GASTOS	**13,504,174**

CAPÍTULO III
1.03 AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE

ARTÍCULO 49. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2023:



Ingresos Totales	232,290,007
Menos: Aumento de Reservas	
Ingresos Disponibles	232,290,007
Gastos	232,290,007

ARTÍCULO 50. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

103.0.0.0.0.00.	AUTOR. DEL TRÁNSITO Y TRANSP. TERRESTRE	232,290,007
103.1.0.0.0.00.	INGRESOS CORRIENTES	232,290,007
103.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	232,290,007
103.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	161,443,627
103.1.2.3.1.00.	Gobierno Central	158,766,427
103.1.2.3.1.17.	MINISTERIO DE GOBIERNO	158,766,427
103.1.2.3.7.00.	Sector Privado	2,677,200
103.1.2.3.7.08.	1% APORTE DE ASEGURADORAS	2,677,200
103.1.2.4.0.00.	TASAS Y DERECHOS	16,947,990
103.1.2.4.1.00.	Derechos	11,720,130
103.1.2.4.1.55.	LICENCIA PARA CONDUCTOR	11,720,130
103.1.2.4.2.00.	Tasas	5,227,860
103.1.2.4.2.09.	REVISIÓN DE VEHÍCULOS	5,227,860
103.1.2.6.0.00.	INGRESOS VARIOS	53,898,390
103.1.2.6.0.14.	MULTAS DE TRÁNSITO	40,572,850
103.1.2.6.0.25.	COLISIONES	1,575,540
103.1.2.6.0.99.	OTROS INGRESOS VARIOS	11,750,000

ARTÍCULO 51. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,304,158
Desarrollo del Transporte y Operación	15,492,860
Tranferencias	14,000,000
Subsidios	19,681,100
Subsidios TMPSA	76,085,327
Subsidio Combustible	63,000,000
Total del Presupuesto de Funcionamiento	**201,563,445**
Inversión	
Fortalec. / Tránsito y Transp. Terrest.	30,726,562
Total del Presupuesto de Inversión	**30,726,562**
TOTAL DEL PRESUPUESTO DE GASTOS	**232,290,007**


CAPÍTULO IV
1.06 AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS


ARTÍCULO 52. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2023:

Ingresos Totales	26,500,000
Menos: Aumento de Reservas	
Ingresos Disponibles	26,500,000



Gastos   26,500,000

ARTÍCULO 53. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

106.0.0.0.0.00.	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	26,500,000
106.1.0.0.0.00.	INGRESOS CORRIENTES	26,500,000
106.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	26,500,000
106.1.2.4.0.00.	TASAS Y DERECHOS	26,350,000
106.1.2.4.2.00.	Tasas	26,350,000
106.1.2.4.2.49.	TASA DE REGULACIÓN DE LOS SERV.	24,650,000
106.1.2.4.2.54.	TRANSMISIÓN DE ANUNCIOS PUBLICITARIOS	400,000
106.1.2.4.2.68.	TASA DE PORTABILIDAD NUMÉRICA	1,300,000
106.1.2.6.0.00.	INGRESOS VARIOS	150,000
106.1.2.6.0.99.	OTROS INGRESOS VARIOS	150,000

ARTÍCULO 54. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,506,781
Regulación de los Servicios Públicos	10,693,219
Total del Presupuesto de Funcionamiento	**23,200,000**
Inversión	
Admón. y Reg. de los Servicios Públicos	3,300,000
Total del Presupuesto de Inversión	**3,300,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**26,500,000**

CAPÍTULO V
1.07 AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS

ARTÍCULO 55. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal de 2023:

Ingresos Totales   19,957,398
Menos: Aumento de Reservas
Ingresos Disponibles   19,957,398

Gastos   19,957,398

ARTÍCULO 56. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

107.0.0.0.0.00.	AUTORIDAD NAC. ADMINISTRACIÓN DE TIERRAS	19,957,398
107.1.0.0.0.00.	INGRESOS CORRIENTES	14,193,342
107.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	14,193,342
107.1.2.1.0.00.	RENTA DE ACTIVOS	300,000
107.1.2.1.3.00.	Ingresos por Venta de Bienes	300,000
107.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	300,000
107.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	12,176,819
107.1.2.3.1.00.	Gobierno Central	12,176,819



107.1.2.3.1.14.	MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	12,176,819
107.1.2.4.0.00.	TASAS Y DERECHOS	1,661,523
107.1.2.4.2.00.	Tasas	1,661,523
107.1.2.4.2.15.	INSPECCIONES Y AVALÚOS	1,325,023
107.1.2.4.2.20.	EXPEDICIÓN DE DOCUMENTOS	90,000
107.1.2.4.2.21.	REFRENDO DE DOCUMENTOS	246,500
107.1.2.6.0.00.	INGRESOS VARIOS	55,000
107.1.2.6.0.99.	OTROS INGRESOS VARIOS	55,000
107.2.0.0.0.00.	INGRESOS DE CAPITAL	5,764,056
107.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	5,764,056
107.2.1.1.0.00.	VENTA DE ACTIVOS	5,764,056
107.2.1.1.1.00.	Venta de Bienes Inmuebles	5,764,056
107.2.1.1.1.05.	VENTA DE TERRENO	5,764,056

ARTÍCULO 57. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal de 2023 estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,577,919
Administración de Tierras	8,615,423
Total del Presupuesto de Funcionamiento	**14,193,342**
Inversión	
Programa Nal. de Titulación de Tierra	5,764,056
Total del Presupuesto de Inversión	**5,764,056**
TOTAL DEL PRESUPUESTO DE GASTOS	**19,957,398**

CAPÍTULO VI
1.09 AUTORIDAD NACIONAL DE ADUANAS

ARTÍCULO 58. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia de 2023:

Ingresos Totales	55,200,900
Menos: Aumento de Reservas	
Ingresos Disponibles	55,200,900
Gastos	55,200,900

ARTÍCULO 59. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

109.0.0.0.0.00.	AUTORIDAD NACIONAL DE ADUANAS	55,200,900
109.1.0.0.0.00.	INGRESOS CORRIENTES	40,100,900
109.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	40,100,900
109.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	31,883,100
109.1.2.3.1.00.	Gobierno Central	31,883,100
109.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	31,883,100
109.1.2.6.0.00.	INGRESOS VARIOS	8,217,800
109.1.2.6.0.99.	OTROS INGRESOS VARIOS	8,217,800
109.2.0.0.0.00.	INGRESOS DE CAPITAL	15,100,000
109.2.2.0.0.00.	RECURSOS DEL CRÉDITO	15,100,000
109.2.2.2.0.00.	CRÉDITO EXTERNO	15,100,000
109.2.2.2.1.00.	Org. Inter. de Financiamientos	15,100,000
109.2.2.2.1.97.	BID 4517/OC-PN-ADUANAS	15,100,000




ARTÍCULO 60. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	27,421,995
Operaciones Aduaneras	11,872,158
Total del Presupuesto de Funcionamiento	**39,294,153**
Inversión	
Desarrollo del Sistema Aduanero	806,747
Desarrollo del PILA - ADUANAS/BID 4517	15,100,000
Total del Presupuesto de Inversión	**15,906,747**
TOTAL DEL PRESUPUESTO DE GASTOS	**55,200,900**

CAPÍTULO VII
1.10 CAJA DE SEGURO SOCIAL

ARTÍCULO 61. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2023:

Ingresos Totales	6,919,894,208
Menos: Aumento de Reservas	
Ingresos Disponibles	6,919,894,208
Gastos	6,919,894,208

ARTÍCULO 62. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

110.0.0.0.0.00.	CAJA DE SEGURO SOCIAL	6,919,894,208
110.1.0.0.0.00.	INGRESOS CORRIENTES	5,666,750,208
110.1.1.0.0.00.	INGRESOS TRIBUTARIOS	4,637,584,599
110.1.1.1.0.00.	IMPUESTOS DIRECTOS	4,637,584,599
110.1.1.1.3.00.	Constribuciones a la Seguridad Social	4,637,584,599
110.1.1.1.3.01.	CUOTAS S.S. REGULAR Y ESPECIALES	4,378,385,941
110.1.1.1.3.02.	PRIMAS DE SEGUROS-RIESGO PROFESIONALES	259,198,658
110.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	724,438,000
110.1.2.1.0.00.	RENTA DE ACTIVOS	489,000
110.1.2.1.1.00.	Arrendamientos	230,000
110.1.2.1.1.04.	DE VIVIENDAS	230,000
110.1.2.1.4.00.	Ingresos por Ventas de Servicios	259,000
110.1.2.1.4.10.	PRIMA DE SEGUROS	259,000
110.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	524,027,000
110.1.2.3.1.00.	Gobierno Central	524,027,000
110.1.2.3.1.12.	MINISTERIO DE SALUD	524,027,000
110.1.2.6.0.00.	INGRESOS VARIOS	199,922,000
110.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	3,840,000
110.1.2.6.0.10.	VIGENCIAS EXPIRADAS	138,524,000
110.1.2.6.0.24.	PLANILLA-PRESTACIONES FONDOS COMPLEMENT.	39,842,000
110.1.2.6.0.99.	OTROS INGRESOS VARIOS	17,716,000
110.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	304,727,609
110.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	5,356,000



110.1.3.1.0.14. A INTERMEDIARIOS FINANCIEROS	3,822,000
110.1.3.1.0.17. A SECTOR PRIVADO	1,534,000
110.1.3.2.0.00. INTERESES Y COMISIONES GANADOS S/VALORES	295,872,000
110.1.3.2.0.14. INTERMEDIARIOS FINANCIEROS	44,782,000
110.1.3.2.0.21. POR GOBIERNO CENTRAL	251,090,000
110.1.3.3.0.00. CONTRIBUCIÓN FONDOS DE PENSIONES	3,499,609
110.1.3.3.0.01. CAJA DE SEGURO SOCIAL JUBILADOS	300,000
110.1.3.3.0.03. PLAN DE RETIRO ANTICIPADO AUTOFINANCIABLE	2,269,118
110.1.3.3.0.04. COMISIÓN DE ADMINISTRACIÓN DEL SIACAP	930,491
110.2.0.0.0.00. INGRESOS DE CAPITAL	1,253,144,000
110.2.1.0.0.00. RECURSOS DEL PATRIMONIO	1,253,144,000
110.2.1.3.0.00. RECUPERACIÓN DE PRÉSTAMOS	9,020,000
110.2.1.3.7.00. Sector Privado	9,020,000
110.2.1.3.7.03. PRÉSTAMOS HIPOTECARIOS	2,146,000
110.2.1.3.7.05. PRÉSTAMOS PERSONALES	6,874,000
110.2.1.4.0.00. RECUPERACIÓN DE COLOCACIONES	1,244,124,000
110.2.1.4.7.00. SECTOR PRIVADO	1,244,124,000
110.2.1.4.7.01. BONOS CORPORATIVOS Y DPF	1,244,124,000

ARTÍCULO 63. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Plan de Retiro Anticipado	1,196,266
Administración	179,004,314
Enfermedad y Maternidad	1,755,003,677
Invalidez, Vejez y Muerte	2,562,019,126
Riesgos Profesionales	304,559,289
Fondo Complementario	39,842,000
SIACAP	798,491
Fideicomiso IRHE - INTEL	300,000
Total del Presupuesto de Funcionamiento	**4,842,723,163**
Inversión	
Remod. y Const. de Estaciones. de Salud	232,615,365
Adquisición de Maquinaria y Equipos	121,893,000
Inversiones Financieras	1,722,662,680
Total del Presupuesto de Inversión	**2,077,171,045**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,919,894,208**

CAPÍTULO VIII
1.11 INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD

ARTÍCULO 64. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gasto de ingresos y gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2023:

Ingresos Totales	35,177,851
Menos: Aumento de Reservas	
Ingresos Disponibles	35,177,851
Gastos	35,177,851



ARTÍCULO 65. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

111.0.0.0.0.00.	INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	35,177,851
111.1.0.0.0.00.	INGRESOS CORRIENTES	17,579,759
111.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	17,579,759
111.1.2.1.0.00.	RENTA DE ACTIVOS	705,000
111.1.2.1.4.00.	Ingresos por Ventas de Servicios	705,000
111.1.2.1.4.21.	SERVICIOS DE LABORATORIOS	705,000
111.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	16,874,759
111.1.2.3.1.00.	Gobierno Central	16,874,759
111.1.2.3.1.12.	MINISTERIO DE SALUD	16,874,759
111.2.0.0.0.00.	INGRESOS DE CAPITAL	17,598,092
111.2.2.0.0.00.	RECURSOS DEL CRÉDITO	12,000,000
111.2.2.2.0.00.	CRÉDITO EXTERNO	12,000,000
111.2.2.2.1.00.	Org. Inter. de Financiamientos	12,000,000
111.2.2.2.1.17.	GORGAS - BCIE 2206	12,000,000
111.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	5,598,092
111.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	5,598,092
111.2.3.2.1.00.	Gobierno Central	5,598,092
111.2.3.2.1.12.	MINISTERIO DE SALUD	5,598,092

ARTÍCULO 66. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,263,443
Investigación en Salud Pública	10,316,316
Total del Presupuesto de Funcionamiento	**17,579,759**
Inversión	
Const. y Remodelac. de Instalaciones	15,455,000
Investigación	2,143,092
Total del Presupuesto de Inversión	**17,598,092**
TOTAL DEL PRESUPUESTO DE GASTOS	**35,177,851**

CAPÍTULO IX
1.12 CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES

ARTÍCULO 67. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal 2023:

Ingresos Totales	0
Menos: Aumento de Reservas	0
Ingresos Disponibles	0
Gastos	0

ARTÍCULO 68. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

112.0.0.0.0.00.	CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES	0



112.1.0.0.0.00.	INGRESOS CORRIENTES	0
112.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	0
112.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	0
112.1.2.3.1.00.	Gobierno Central	0
112.1.2.3.1.12.	MINISTERIO DE SALUD	0

ARTÍCULO 69. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Desarrollo Científico Imág. Moleculares	0
Total del Presupuesto de Funcionamiento	**0**
TOTAL DEL PRESUPUESTO DE GASTOS	**0**


CAPÍTULO X
1.13 SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS


ARTÍCULO 70. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS para la vigencia fiscal 2023:

Ingresos Totales	10,686,400
Menos: Aumento de Reservas	
Ingresos Disponibles	10,686,400
Gastos	10,686,400

ARTÍCULO 71. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

113.0.0.0.0.00.	SSF	10,686,400
113.1.0.0.0.00.	INGRESOS CORRIENTES	7,186,400
113.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,186,400
113.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,186,400
113.1.2.3.1.00.	Gobierno Central	7,186,400
113.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	7,186,400
113.2.0.0.0.00.	INGRESOS DE CAPITAL	3,500,000
113.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,500,000
113.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,500,000
113.2.3.2.1.00.	Gobierno Central	3,500,000
113.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	3,500,000

ARTÍCULO 72. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	7,186,400



Total del Presupuesto de Funcionamiento	**7,186,400**
Inversión	
Equipamiento	3,500,000
Total del Presupuesto de Inversión	**3,500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,686,400**

CAPÍTULO XI
1.14 AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA

ARTÍCULO 73. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2023:

Ingresos Totales	9,219,157
Menos: Aumento de Reservas	
Ingresos Disponibles	9,219,157
Gastos	9,219,157

ARTÍCULO 74. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

114.0.0.0.0.00.	AUT. DE PROTEC.AL CONSUMIDOR Y DEFENSA DE LA COMPET.	9,219,157
114.1.0.0.0.00.	INGRESOS CORRIENTES	9,023,157
114.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	9,023,157
114.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	9,013,157
114.1.2.3.1.00.	Gobierno Central	9,013,157
114.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	9,013,157
114.1.2.6.0.00.	INGRESOS VARIOS	10,000
114.1.2.6.0.38.	MULTAS POR USO DE BOLSAS PLÁSTICAS	10,000
114.2.0.0.0.00.	INGRESOS DE CAPITAL	196,000
114.2.4.0.0.00.	SALDO EN CAJA Y BANCO	196,000
114.2.4.1.0.00.	DISPONIBLE LIBRE EN CAJA	196,000
114.2.4.1.1.00.	GOBIERNO CENTRAL	196,000
114.2.4.1.1.01.	SALDO EN CAJA Y BANCO	196,000

ARTÍCULO 75. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,937,475
Libre Competencia	838,723
Protección al Consumidor	2,246,959
Total del Presupuesto de Funcionamiento	**9,023,157**
Inversión	
Programa de Promoción de la Competencia	196,000
Total del Presupuesto de Inversión	**196,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**9,219,157**



CAPÍTULO XII
1.15 CONSEJO DE ADMINISTRACIÓN DEL SIACAP

ARTÍCULO 76. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2023:

Ingresos Totales	1,608,749
Menos: Aumento de Reservas	
Ingresos Disponibles	1,608,749
Gastos	1,608,749

ARTÍCULO 77. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

115.0.0.0.0.00.	CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,608,749
115.1.0.0.0.00.	INGRESOS CORRIENTES	1,608,749
115.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,608,749
115.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,608,749
115.1.2.3.1.00.	Gobierno Central	1,608,749
115.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,608,749

ARTÍCULO 78. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,608,749
Total del Presupuesto de Funcionamiento	**1,608,749**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,608,749**

CAPÍTULO XIII
1.20 INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS

ARTÍCULO 79. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2023:

Ingresos Totales	422,262,468
Menos: Aumento de Reservas	
Ingresos Disponibles	422,262,468
Gastos	422,262,468

ARTÍCULO 80. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

120.0.0.0.0.00.	IFARHU	422,262,468
120.1.0.0.0.00.	INGRESOS CORRIENTES	168,507,596
120.1.1.0.0.00.	INGRESOS TRIBUTARIOS	159,649,100
120.1.1.1.0.00.	IMPUESTOS DIRECTOS	159,649,100



120.1.1.1.4.00.	Seguro Educativo	159,649,100
120.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	159,649,100
120.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,493,416
120.1.2.4.0.00.	TASAS Y DERECHOS	1,500,000
120.1.2.4.2.00.	Tasas	1,500,000
120.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	1,500,000
120.1.2.6.0.00.	INGRESOS VARIOS	993,416
120.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	150,000
120.1.2.6.0.99.	OTROS INGRESOS VARIOS	843,416
120.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	6,365,080
120.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	6,365,080
120.1.3.1.0.17.	A SECTOR PRIVADO	6,365,080
120.2.0.0.0.00.	INGRESOS DE CAPITAL	253,754,872
120.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	16,393,997
120.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	16,393,997
120.2.1.3.7.00.	Sector Privado	16,393,997
120.2.1.3.7.02.	PRÉSTAMOS EDUCATIVOS - INVERSIÓN	16,393,997
120.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	205,335,675
120.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	205,335,675
120.2.3.2.1.00.	Gobierno Central	205,335,675
120.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	205,335,675
120.2.4.0.0.00.	SALDO EN CAJA Y BANCO	32,025,200
120.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	32,025,200
120.2.4.2.0.99.	SALDO EN BANCO	32,025,200

ARTÍCULO 81. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	18,525,360
Asistencia y Crédito Educativo	2,181,582
Planificación de Recursos Humanos	315,880
Total del Presupuesto de Funcionamiento	**21,022,822**
Inversión	
Crédito Educativo	30,590,432
Construcciones, Mej. y Equipamiento	852,000
Becas de Asistencia Educ. y Auxilio Eco.	369,797,214
Total del Presupuesto de Inversión	**401,239,646**
TOTAL DEL PRESUPUESTO DE GASTOS	**422,262,468**

CAPÍTULO XIV
1.21 SECRETARÍA NACIONAL DE DISCAPACIDAD

ARTÍCULO 82. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2023:

Ingresos Totales	14,912,800
Menos: Aumento de Reservas	
Ingresos Disponibles	14,912,800
Gastos	14,912,800



ARTÍCULO 83. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

121.0.0.0.0.00.	SENADIS	14,912,800
121.1.0.0.0.00.	INGRESOS CORRIENTES	6,925,300
121.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,925,300
121.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,925,300
121.1.2.3.1.00.	Gobierno Central	6,925,300
121.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	6,925,300
121.2.0.0.0.00.	INGRESOS DE CAPITAL	7,987,500
121.2.2.0.0.00.	RECURSOS DEL CRÉDITO	6,000,000
121.2.2.2.0.00.	CRÉDITO EXTERNO	6,000,000
121.2.2.2.1.00.	Org. Inter. de Financiamientos	6,000,000
121.2.2.2.1.54.	BID 5127/OC-PN - SENADIS	6,000,000
121.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,987,500
121.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,987,500
121.2.3.2.1.00.	Gobierno Central	1,987,500
121.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	1,987,500

ARTÍCULO 84. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,525,767
Equiparación de Oportunidades	3,399,533
Total del Presupuesto de Funcionamiento	**6,925,300**
Inversión	
Construcción, Mejoras, Equip. y Cap.	252,800
Equiparación de Oportunidades	1,279,498
Fortalecimiento	170,000
BID 5127/OC-PN-SENADIS	6,285,202
Total del Presupuesto de Inversión	**7,987,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**14,912,800**

CAPÍTULO XV
1.24 AGENCIA PANAMEÑA DE ALIMENTOS

ARTÍCULO 85. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AGENCIA PANAMEÑA DE ALIMENTOS para la vigencia fiscal de 2023:

Ingresos Totales	6,584,400
Menos: Aumento de Reservas	
Ingresos Disponibles	6,584,400
Gastos	6,584,400

ARTÍCULO 86. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

124.0.0.0.0.00.	AGENCIA PANAMEÑA DE ALIMENTOS	6,584,400
124.1.0.0.0.00.	INGRESOS CORRIENTES	4,784,400



124.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,784,400
124.1.2.1.0.00.	RENTA DE ACTIVOS	2,300,000
124.1.2.1.4.00.	Ingresos por Ventas de Servicios	2,300,000
124.1.2.1.4.20.	SERVICIOS DE INSPECCIÓN DE ALIMENTOS	2,300,000
124.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,309,400
124.1.2.3.1.00.	Gobierno Central	2,309,400
124.1.2.3.1.12.	MINISTERIO DE SALUD	2,309,400
124.1.2.6.0.00.	INGRESOS VARIOS	175,000
124.1.2.6.0.99.	OTROS INGRESOS VARIOS	175,000
124.2.0.0.0.00.	INGRESOS DE CAPITAL	1,800,000
124.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,800,000
124.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,800,000
124.2.3.2.1.00.	Gobierno Central	1,800,000
124.2.3.2.1.12.	MINISTERIO DE SALUD	1,800,000

ARTÍCULO 87. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AGENCIA PANAMEÑA DE ALIMENTOS para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,366,047
Protección y Seguridad Alimentaria	2,418,353
Total del Presupuesto de Funcionamiento	**4,784,400**
Inversión	
Fortalecimiento Institucional	1,800,000
Total del Presupuesto de Inversión	**1,800,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,584,400**


CAPÍTULO XVI
1.25 INSTITUTO DE INNOVACIÓN AGROPECUARIA


ARTÍCULO 88. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE INNOVACIÓN AGROPECUARIA para la vigencia fiscal de 2023:

Ingresos Totales	34,398,138
Menos: Aumento de Reservas	
Ingresos Disponibles	34,398,138
Gastos	34,398,138

ARTÍCULO 89. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

125.0.0.0.0.00.	INST. DE INNOVACIÓN AGROPECUARIA	34,398,138
125.1.0.0.0.00.	INGRESOS CORRIENTES	12,823,053
125.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	12,823,053
125.1.2.1.0.00.	RENTA DE ACTIVOS	645,401
125.1.2.1.3.00.	Ingresos por Venta de Bienes	645,401
125.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	645,401
125.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	12,177,652
125.1.2.3.1.00.	Gobierno Central	12,177,652
125.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	12,177,652
125.2.0.0.0.00.	INGRESOS DE CAPITAL	21,575,085



125.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	21,575,085
125.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	21,575,085
125.2.3.2.1.00.	Gobierno Central	21,175,085
125.2.3.2.1.10.	MIN. DE DESARROLLO AGROPECUARIO	21,175,085
125.2.3.2.8.00.	Sector Externo	400,000
125.2.3.2.8.38.	FONTAGRO - IDIAP	400,000

ARTÍCULO 90. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE INNOVACIÓN AGROPECUARIA para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,841,978
Investigaciones Agropecuarias	8,981,075
Total del Presupuesto de Funcionamiento	**12,823,053**
Inversión	
Investigación e Innovación Agropecuaria	2,298,927
Apoyo Invest. e Innovación Agropecuaria	19,126,158
Crédito de Contingencia	150,000
Total del Presupuesto de Inversión	**21,575,085**
TOTAL DEL PRESUPUESTO DE GASTOS	**34,398,138**

CAPÍTULO XVII
1.26 AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ

ARTÍCULO 91. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2023:

Ingresos Totales	11,903,009
Menos: Aumento de Reservas	
Ingresos Disponibles	11,903,009
Gastos	11,903,009

ARTÍCULO 92. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

126.0.0.0.0.00.	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	11,903,009
126.1.0.0.0.00.	INGRESOS CORRIENTES	10,703,009
126.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10,703,009
126.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,886,263
126.1.2.3.1.00.	Gobierno Central	7,886,263
126.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	7,886,263
126.1.2.4.0.00.	TASAS Y DERECHOS	2,167,439
126.1.2.4.1.00.	Derechos	2,167,439
126.1.2.4.1.07.	LICENCIAS PARA CAZA-PESCA Y OTRAS ACTIV.	2,167,439
126.1.2.6.0.00.	INGRESOS VARIOS	649,307
126.1.2.6.0.99.	OTROS INGRESOS VARIOS	649,307
126.2.0.0.0.00.	INGRESOS DE CAPITAL	1,200,000
126.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,200,000
126.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,200,000
126.2.3.2.1.00.	Gobierno Central	1,200,000



126.2.3.2.1.10. MIN. DE DESARROLLO AGROPECUARIO	1,200,000

ARTÍCULO 93. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admón. de los Recursos Acuáticos	5,410,201
Desarr. y Conserv. Rec. Acuáticos	5,292,808
Total del Presupuesto de Funcionamiento	**10,703,009**
Inversión	
Invest. y Desar. Recursos Acuáticos	1,200,000
Total del Presupuesto de Inversión	**1,200,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**11,903,009**

CAPÍTULO XVIII
1.27 DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS

ARTÍCULO 94. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2023:

Ingresos Totales	7,012,262
Menos: Aumento de Reservas	
Ingresos Disponibles	7,012,262
Gastos	7,012,262

ARTÍCULO 95. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

127.0.0.0.0.00.	CONTRATACIONES PÚBLICAS	7,012,262
127.1.0.0.0.00.	INGRESOS CORRIENTES	4,476,091
127.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,476,091
127.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,476,091
127.1.2.3.1.00.	Gobierno Central	4,476,091
127.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	4,476,091
127.2.0.0.0.00.	INGRESOS DE CAPITAL	2,536,171
127.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,536,171
127.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,536,171
127.2.3.2.1.00.	Gobierno Central	2,536,171
127.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	2,536,171

ARTÍCULO 96. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admón. y Regulac. de las Contrataciones	2,584,225
Admón. y Desarrollo de la Compras Gub.	1,891,866
Total del Presupuesto de Funcionamiento	**4,476,091**
Inversión	
Modernización de los Serv. de Cont. Púb.	2,536,171



Total del Presupuesto de Inversión	**2,536,171**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,012,262**

CAPÍTULO XIX
1.28 TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS

ARTÍCULO 97. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2023:

Ingresos Totales	3,206,862
Menos: Aumento de Reservas	
Ingresos Disponibles	3,206,862
Gastos	3,206,862

ARTÍCULO 98. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

128.0.0.0.0.00.	TRIBUNAL DE CONTRATACIONES PÚBLICAS	3,206,862
128.1.0.0.0.00.	INGRESOS CORRIENTES	2,206,862
128.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,206,862
128.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,206,862
128.1.2.3.1.00.	Gobierno Central	2,206,862
128.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	2,206,862
128.2.0.0.0.00.	INGRESOS DE CAPITAL	1,000,000
128.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,000,000
128.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,000,000
128.2.3.2.1.00.	Gobierno Central	1,000,000
128.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,000,000

ARTÍCULO 99. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,175,467
Operaciones Juridiccionales	1,031,395
Total del Presupuesto de Funcionamiento	**2,206,862**
Inversión	
Construcción y Rehab. de Instalaciones	800,000
Modernización del Sistema Jurídico	200,000
Total del Presupuesto de Inversión	**1,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,206,862**

CAPÍTULO XX
1.31 SISTEMA ESTATAL DE RADIO Y TELEVISIÓN

ARTÍCULO 100. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2023:

Ingresos Totales	16,815,400
Menos: Aumento de Reservas	
Ingresos Disponibles	16,815,400



Gastos	16,815,400

ARTÍCULO 101. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

131.0.0.0.0.00.	SISTEMA DE RADIO Y TELEVISIÓN	16,815,400
131.1.0.0.0.00.	INGRESOS CORRIENTES	16,815,400
131.1.1.0.0.00.	INGRESOS TRIBUTARIOS	16,515,400
131.1.1.1.0.00.	IMPUESTOS DIRECTOS	16,515,400
131.1.1.1.4.00.	Seguro Educativo	16,515,400
131.1.1.1.4.98.	OTROS SEGURO EDUCATIVO - FUNCIONAMIENTO	13,015,400
131.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	3,500,000
131.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	300,000
131.1.2.6.0.00.	INGRESOS VARIOS	300,000
131.1.2.6.0.98.	OTROS SERVICIOS DE AUTOGESTIÓN	300,000

ARTÍCULO 102. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,012,562
Operaciones de Radio y Televisión	6,302,838
Total del Presupuesto de Funcionamiento	**13,315,400**
Inversión	
Modernización de Radio y Telev. Estatal	3,500,000
Total del Presupuesto de Inversión	**3,500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**16,815,400**

CAPÍTULO XXI
1.32 SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN

ARTÍCULO 103. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2023:

Ingresos Totales	49,607,543
Menos: Aumento de Reservas	
Ingresos Disponibles	49,607,543
Gastos	49,607,543

ARTÍCULO 104. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

132.0.0.0.0.00.	SECRETARÍA NACIONAL DE CIENCIA, TECNOLOG. E INN.	49,607,543
132.1.0.0.0.00.	INGRESOS CORRIENTES	10,886,575
132.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10,886,575
132.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,886,575
132.1.2.3.1.00.	Gobierno Central	6,886,575
132.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	6,886,575
132.1.2.6.0.00.	INGRESOS VARIOS	4,000,000



132.1.2.6.0.52.	INGRESOS VARIOS FONACITI	4,000,000
132.2.0.0.0.00.	INGRESOS DE CAPITAL	38,720,968
132.2.2.0.0.00.	RECURSOS DEL CRÉDITO	7,500,000
132.2.2.2.0.00.	CRÉDITO EXTERNO	7,500,000
132.2.2.2.1.00.	Org. Inter. de Financiamientos	7,500,000
132.2.2.2.1.32.	BID PN-L1117-SENACYT	7,500,000
132.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	31,220,968
132.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	31,220,968
132.2.3.2.1.00.	Gobierno Central	31,220,968
132.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	31,220,968

ARTÍCULO 105. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Des. de la Ciencia, Tecno. e Innovación	6,886,575
Total del Presupuesto de Funcionamiento	6,886,575
Inversión	
Ciencia y Tecnología	42,720,968
Total del Presupuesto de Inversión	42,720,968
TOTAL DEL PRESUPUESTO DE GASTOS	49,607,543

CAPÍTULO XXII
1.33 INSTITUTO NACIONAL DE LA MUJER

ARTÍCULO 106. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2023:

Ingresos Totales	5,179,805
Menos: Aumento de Reservas	
Ingresos Disponibles	5,179,805
Gastos	5,179,805

ARTÍCULO 107. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

133.0.0.0.0.00.	INSTITUTO NACIONAL DE LA MUJER	5,179,805
133.1.0.0.0.00.	INGRESOS CORRIENTES	4,811,626
133.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,811,626
133.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,811,626
133.1.2.3.1.00.	Gobierno Central	4,811,626
133.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	4,811,626
133.2.0.0.0.00.	INGRESOS DE CAPITAL	368,179
133.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	368,179
133.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	368,179
133.2.3.2.1.00.	Gobierno Central	368,179
133.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	368,179

ARTÍCULO 108. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,412,612
Equidad e Igualdad de Género	399,014
Total del Presupuesto de Funcionamiento	**4,811,626**
Inversión	
Construcción y Equipamiento	125,000
Desarrollo de Oportunidad para Mujeres	243,179
Total del Presupuesto de Inversión	**368,179**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,179,805**

CAPÍTULO XXIII
1.34 SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA

ARTÍCULO 109. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2023:

Ingresos Totales	11,647,934
Menos: Aumento de Reservas	
Ingresos Disponibles	11,647,934
Gastos	11,647,934

ARTÍCULO 110. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

134.0.0.0.0.00.	SECRETARÍA NACIONAL DE NIÑEZ, ADOLECENCIA Y FAMILIA	11,647,934
134.1.0.0.0.00.	INGRESOS CORRIENTES	7,947,834
134.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,947,834
134.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,947,834
134.1.2.3.1.00.	Gobierno Central	7,947,834
134.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	7,947,834
134.2.0.0.0.00.	INGRESOS DE CAPITAL	3,700,100
134.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,700,100
134.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,700,100
134.2.3.2.1.00.	Gobierno Central	3,700,100
134.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	3,700,100

ARTÍCULO 111. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,463,200
Prot. y Prom. Integral de Niñez y Adole.	3,484,634
Total del Presupuesto de Funcionamiento	**7,947,834**
Inversión	
Sistema de Protección Integral de Niñez	3,486,500
Impl. Derechos Niñez, Adolesc. Familia	213,600
Total del Presupuesto de Inversión	**3,700,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**11,647,934**



CAPÍTULO XXIV
1.35 INSTITUTO PANAMEÑO DE DEPORTES

ARTÍCULO 112. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2023:

Ingresos Totales	99,005,383
Menos: Aumento de Reservas	
Ingresos Disponibles	99,005,383
Gastos	99,005,383

ARTÍCULO 113. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

135.0.0.0.0.00.	INSTITUTO NACIONAL DE DEPORTES	99,005,383
135.1.0.0.0.00.	INGRESOS CORRIENTES	26,359,035
135.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	26,359,035
135.1.2.1.0.00.	RENTA DE ACTIVOS	200,000
135.1.2.1.1.00.	Arrendamientos	200,000
135.1.2.1.1.01.	ARRENDAMIENTOS	200,000
135.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	26,129,035
135.1.2.3.1.00.	Gobierno Central	26,129,035
135.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	26,129,035
135.1.2.6.0.00.	INGRESOS VARIOS	30,000
135.1.2.6.0.99.	OTROS INGRESOS VARIOS	30,000
135.2.0.0.0.00.	INGRESOS DE CAPITAL	72,646,348
135.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	72,646,348
135.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	72,646,348
135.2.3.2.1.00.	Gobierno Central	72,646,348
135.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	72,646,348

ARTÍCULO 114. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,296,097
Fomento y Promoción del Deporte	15,501,570
Diseño Const. y Mant. de Obras e Inst.	3,300,768
Transferencias Varias	260,600
Total del Presupuesto de Funcionamiento	**26,359,035**
Inversión	
Construcciones y Mejoras	70,660,328
Desarrollo Social	1,641,085
Fortalecimiento	344,935
Total del Presupuesto de Inversión	**72,646,348**
TOTAL DEL PRESUPUESTO DE GASTOS	**99,005,383**

CAPÍTULO XXV
1.37 INSTITUTO NAL. DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO

ARTÍCULO 115. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2023:

Ingresos Totales	65,868,700
Menos: Aumento de Reservas	
Ingresos Disponibles	65,868,700
Gastos	65,868,700

ARTÍCULO 116. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

137.0.0.0.0.00.	INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAP.	65,868,700
137.1.0.0.0.00.	INGRESOS CORRIENTES	51,078,700
137.1.1.0.0.00.	INGRESOS TRIBUTARIOS	50,922,600
137.1.1.1.0.00.	IMPUESTOS DIRECTOS	50,922,600
137.1.1.1.4.00.	Seguro Educativo	50,922,600
137.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	50,922,600
137.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	156,100
137.1.2.1.0.00.	RENTA DE ACTIVOS	90,000
137.1.2.1.3.00.	Ingresos por Venta de Bienes	90,000
137.1.2.1.3.09.	TALLERES ARTESANALES	90,000
137.1.2.6.0.00.	INGRESOS VARIOS	66,100
137.1.2.6.0.99.	OTROS INGRESOS VARIOS	66,100
137.2.0.0.0.00.	INGRESOS DE CAPITAL	14,790,000
137.2.2.0.0.00.	RECURSOS DEL CRÉDITO	14,500,000
137.2.2.2.0.00.	CRÉDITO EXTERNO	14,500,000
137.2.2.2.1.00.	Org. Inter. de Financiamientos	14,500,000
137.2.2.2.1.69.	CAF - INADEH	14,500,000
137.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	290,000
137.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	290,000
137.2.3.2.1.00.	Gobierno Central	290,000
137.2.3.2.1.13.	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	290,000

ARTÍCULO 117. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,883,118
Formación de Recursos Humanos	6,312,991
Total del Presupuesto de Funcionamiento	**18,196,109**
Inversión	
Construcciones y Mejoras a Obras	3,700,000
Equipamiento de Centros y Subcentros	16,524,256
Granjas Sostenibles	935,000
Sistema de Formación Profesional - Dual	4,128,900
Formación y Capacitación Desarrollo H.	18,884,657




Fortalecimiento Institucional	3,499,778
Total del Presupuesto de Inversión	47,672,591
TOTAL DEL PRESUPUESTO DE GASTOS	65,868,700


CAPÍTULO XXVI
1.39 INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO


ARTÍCULO 118. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO para la vigencia fiscal de 2023:

Ingresos Totales	10,581,600
Menos: Aumento de Reservas	
Ingresos Disponibles	10,581,600
Gastos	10,581,600

ARTÍCULO 119. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

139.0.0.0.0.00.	INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO	10,581,600
139.1.0.0.0.00.	INGRESOS CORRIENTES	8,328,865
139.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,328,865
139.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,276,959
139.1.2.3.1.00.	Gobierno Central	8,276,959
139.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	8,276,959
139.1.2.4.0.00.	TASAS Y DERECHOS	51,906
139.1.2.4.1.00.	Derechos	51,906
139.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	51,906
139.2.0.0.0.00.	INGRESOS DE CAPITAL	2,252,735
139.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,252,735
139.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,252,735
139.2.3.2.1.00.	Gobierno Central	2,252,735
139.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	2,252,735

ARTÍCULO 120. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,034,909
Educación Técnica Superior	3,293,956
Total del Presupuesto de Funcionamiento	**8,328,865**
Inversión	
Suministros y Equipamiento	2,238,762
Oferta Educativa y Gestión Académica	13,973
Total del Presupuesto de Inversión	**2,252,735**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,581,600**



CAPÍTULO XXVII
1.40 INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL

ARTÍCULO 121. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2023:

Ingresos Totales	67,935,229
Menos: Aumento de Reservas	
Ingresos Disponibles	67,935,229
Gastos	67,935,229

ARTÍCULO 122. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

140.0.0.0.0.00.	INST. PANAMEÑO DE HABILITACIÓN ESPECIAL	67,935,229
140.1.0.0.0.00.	INGRESOS CORRIENTES	65,364,819
140.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	65,364,819
140.1.2.1.0.00.	RENTA DE ACTIVOS	404,320
140.1.2.1.1.00.	Arrendamientos	4,702
140.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	4,702
140.1.2.1.3.00.	Ingresos por Venta de Bienes	398,618
140.1.2.1.3.09.	TALLERES ARTESANALES	393,718
140.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	4,900
140.1.2.1.4.00.	Ingresos por Ventas de Servicios	1,000
140.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	1,000
140.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	64,376,089
140.1.2.3.1.00.	Gobierno Central	64,376,089
140.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	64,376,089
140.1.2.4.0.00.	TASAS Y DERECHOS	242,700
140.1.2.4.1.00.	Derechos	12,700
140.1.2.4.1.33.	SERVICIO DE GUARDERÍA	12,700
140.1.2.4.2.00.	Tasas	230,000
140.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	230,000
140.1.2.6.0.00.	INGRESOS VARIOS	341,710
140.1.2.6.0.99.	OTROS INGRESOS VARIOS	341,710
140.2.0.0.0.00.	INGRESOS DE CAPITAL	2,570,410
140.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,570,410
140.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,570,410
140.2.3.2.1.00.	Gobierno Central	2,570,410
140.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	2,570,410

ARTÍCULO 123. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,562,473
Servicios de Habilitación	51,702,843
Servicio de Apoyo	4,440,905
Producción y Capacitación Laboral	934,435
Transferencias Varias	724,163
Total del Presupuesto de Funcionamiento	**65,364,819**



Inversión

Construcciones y Reparaciones	1,563,942
Suministros y Equipamiento	1,006,468
Total del Presupuesto de Inversión	**2,570,410**
TOTAL DEL PRESUPUESTO DE GASTOS	**67,935,229**

CAPÍTULO XXVIII
1.41 AUTORIDAD DE PASAPORTES DE PANAMÁ

ARTÍCULO 124. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de de ingresos y gastos de la AUTORIDAD DE PASAPORTES DE PANAMÁ para la vigencia fiscal de 2023:

Ingresos Totales	7,345,988
Menos: Aumento de Reservas	
Ingresos Disponibles	7,345,988
Gastos	7,345,988

ARTÍCULO 125. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

141.0.0.0.0.00.	PASAPORTES	7,345,988
141.1.0.0.0.00.	INGRESOS CORRIENTES	4,046,988
141.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,046,988
141.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,046,988
141.1.2.3.1.00.	Gobierno Central	4,046,988
141.1.2.3.1.17.	MINISTERIO DE GOBIERNO	4,046,988
141.2.0.0.0.00.	INGRESOS DE CAPITAL	3,299,000
141.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,299,000
141.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,299,000
141.2.3.2.1.00.	Gobierno Central	3,299,000
141.2.3.2.1.17.	MINISTERIO DE GOBIERNO	3,299,000

ARTÍCULO 126. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de de gastos de la AUTORIDAD DE PASAPORTES DE PANAMÁ para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,560,918
Expedición y Autorización de Pasaporte	486,070
Total del Presupuesto de Funcionamiento	**4,046,988**
Inversión	
Modernización y Act. del Pasaporte	3,299,000
Total del Presupuesto de Inversión	**3,299,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,345,988**

CAPÍTULO XXIX
1.42 INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO

ARTÍCULO 127. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para la vigencia fiscal de 2023:



Ingresos Totales	15,353,268
Menos: Aumento de Reservas	
Ingresos Disponibles	15,353,268
Gastos	15,353,268

ARTÍCULO 128. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

142.0.0.0.0.00.	INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	15,353,268
142.1.0.0.0.00.	INGRESOS CORRIENTES	15,353,268
142.1.1.0.0.00.	INGRESOS TRIBUTARIOS	13,762,900
142.1.1.1.0.00.	IMPUESTOS DIRECTOS	13,762,900
142.1.1.1.4.00.	Seguro Educativo	13,762,900
142.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	13,762,900
142.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,590,368
142.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,300,000
142.1.2.3.7.00.	Sector Privado	1,300,000
142.1.2.3.7.01.	5% APORTE DE LAS COOPERATIVAS	1,300,000
142.1.2.6.0.00.	INGRESOS VARIOS	290,368
142.1.2.6.0.32.	SPEED JOYEROS Y ARGENTO VIVO	268,368
142.1.2.6.0.99.	OTROS INGRESOS VARIOS	22,000

ARTÍCULO 129. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO AUTONÓMO COOPERATIVO para vigencia la fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	653,349
Dirección y Administración General S.E.	6,323,650
Promoción y Fortalecimiento	200,775
Promoción y Fortalecimiento S.E.	7,439,250
Total del Presupuesto de Funcionamiento	**14,617,024**
Inversión	
Reparación de Edificios	268,368
Equipamento	467,876
Total del Presupuesto de Inversión	**736,244**
TOTAL DEL PRESUPUESTO DE GASTOS	**15,353,268**

CAPÍTULO XXX
1.45 AUTORIDAD DE TURISMO DE PANAMÁ

ARTÍCULO 130. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para vigencia la fiscal de 2023:

Ingresos Totales	45,237,634
Menos: Aumento de Reservas	
Ingresos Disponibles	45,237,634
Gastos	45,237,634

ARTÍCULO 131. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

145.0.0.0.0.00.	AUTORIDAD DE TURISMO DE PANAMÁ	45,237,634
145.1.0.0.0.00.	INGRESOS CORRIENTES	22,087,704
145.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	22,087,704
145.1.2.1.0.00.	RENTA DE ACTIVOS	1,966,868
145.1.2.1.1.00.	Arrendamientos	1,966,868
145.1.2.1.1.01.	ARRENDAMIENTOS	1,966,868
145.1.2.4.0.00.	TASAS Y DERECHOS	19,967,836
145.1.2.4.2.00.	Tasas	19,967,836
145.1.2.4.2.24.	TASA DE SERVICIO AEROPORTUARIO (25%)	19,967,836
145.1.2.6.0.00.	INGRESOS VARIOS	153,000
145.1.2.6.0.99.	OTROS INGRESOS VARIOS	153,000
145.2.0.0.0.00.	INGRESOS DE CAPITAL	23,149,930
145.2.2.0.0.00.	RECURSOS DEL CRÉDITO	5,000,000
145.2.2.2.0.00.	CRÉDITO EXTERNO	5,000,000
145.2.2.2.1.00.	Org. Inter. de Financiamientos	5,000,000
145.2.2.2.1.46.	BID 4944/OC-PN - ATP	5,000,000
145.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	18,149,930
145.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	18,149,930
145.2.3.2.1.00.	Gobierno Central	18,149,930
145.2.3.2.1.08.	TRANSFERENCIA DE CAPITAL MICI.	18,149,930

ARTÍCULO 132. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para vigencia la fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,111,270
Fomento del Turismo	3,575,720
Transferencias Varias	2,203,000
Total del Presupuesto de Funcionamiento	**12,889,990**
Inversión	
Promoción Turística	27,149,930
Integración de las Ciudades Voc. T.	5,197,714
Total del Presupuesto de Inversión	**32,347,644**
TOTAL DEL PRESUPUESTO DE GASTOS	**45,237,634**

CAPÍTULO XXXI
1.46 AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL

ARTÍCULO 133. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2023:

Ingresos Totales	21,346,325
Menos: Aumento de Reservas	
Ingresos Disponibles	21,346,325
Gastos	21,346,325

ARTÍCULO 134. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

146.0.0.0.0.00.	INNOVACIÓN	21,346,325
146.1.0.0.0.00.	INGRESOS CORRIENTES	6,149,788
146.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,149,788
146.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,149,788
146.1.2.3.1.00.	Gobierno Central	6,149,788
146.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	6,149,788
146.2.0.0.0.00.	INGRESOS DE CAPITAL	15,196,537
146.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	15,196,537
146.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	15,196,537
146.2.3.2.1.00.	Gobierno Central	15,196,537
146.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	15,196,537

ARTÍCULO 135. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,288,004
Modernización de la Gestión Pública	2,861,784
Total del Presupuesto de Funcionamiento	**6,149,788**
Inversión	
Mejoras, Instalación y Equipamento	15,196,537
Total del Presupuesto de Inversión	**15,196,537**
TOTAL DEL PRESUPUESTO DE GASTOS	**21,346,325**

CAPÍTULO XXXII
1.47 AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN

ARTÍCULO 136. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN para la vigencia fiscal de 2023:

Ingresos Totales	353,051,816
Menos: Aumento de Reservas	
Ingresos Disponibles	353,051,816
Gastos	353,051,816

ARTÍCULO 137. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

147.0.0.0.0.00.	AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN	353,051,816
147.1.0.0.0.00.	INGRESOS CORRIENTES	43,961,443
147.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	43,961,443
147.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	43,961,443
147.1.2.3.1.00.	Gobierno Central	43,961,443
147.1.2.3.1.17.	MINISTERIO DE GOBIERNO	43,961,443
147.2.0.0.0.00.	INGRESOS DE CAPITAL	309,090,373
147.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	309,090,373
147.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	309,090,373
147.2.3.2.1.00.	Gobierno Central	309,090,373
147.2.3.2.1.17.	MINISTERIO DE GOBIERNO	309,090,373



ARTÍCULO 138. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,721,127
Administración Descentralizada	37,240,316
Total del Presupuesto de Funcionamiento	**43,961,443**
Inversión	
Inver. Obras Púb. y Serv. Municipales	83,710,000
Programa de Interés Social Munic. y J.C.	130,000,000
Transferencia IBI Inversión	95,130,373
Suministro y Equipamiento	250,000
Total del Presupuesto de Inversión	**309,090,373**
TOTAL DEL PRESUPUESTO DE GASTOS	**353,051,816**

CAPÍTULO XXXIII
1.48 REGISTRO PÚBLICO DE PANAMÁ

ARTÍCULO 139. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2023:

Ingresos Totales	60,633,700
Menos: Aumento de Reservas	
Ingresos Disponibles	60,633,700
Gastos	60,633,700

ARTÍCULO 140. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

148.0.0.0.0.00.	REGISTRO PÚBLICO DE PANAMÁ	60,633,700
148.1.0.0.0.00.	INGRESOS CORRIENTES	60,633,700
148.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	60,633,700
148.1.2.4.0.00.	TASAS Y DERECHOS	58,233,700
148.1.2.4.1.00.	Derechos	58,233,700
148.1.2.4.1.58.	DERECHO DE REGISTRO	46,677,700
148.1.2.4.1.59.	DERECHO DE CERTIFICACIÓN	7,300,000
148.1.2.4.1.60.	DERECHO DE CALIFICACIÓN	4,256,000
148.1.2.6.0.00.	INGRESOS VARIOS	2,400,000
148.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,400,000

ARTÍCULO 141. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,879,466
Operaciones de Registro Público	6,273,574
Archivos Nacionales	1,006,860
Tansferencias Varias	34,000,000
Total del Presupuesto de Funcionamiento	**51,159,900**
Inversión	
Edificaciones	638,000



Equipo de Informática	8,687,900
Estudio, Restauración y Conservación	147,900
Total del Presupuesto de Inversión	**9,473,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**60,633,700**

CAPÍTULO XXXIV
1.50 AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN

ARTÍCULO 142. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN para la vigencia fiscal de 2023:

Ingresos Totales	3,499,372
Menos: Aumento de Reservas	
Ingresos Disponibles	3,499,372
Gastos	3,499,372

ARTÍCULO 143. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

150.0.0.0.0.00.	AUTORIDAD NAL. DE TRANSPARENCIA Y ACCESO A LA INF.	3,499,372
150.1.0.0.0.00.	INGRESOS CORRIENTES	2,799,372
150.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,799,372
150.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,799,372
150.1.2.3.1.00.	Gobierno Central	2,799,372
150.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	2,799,372
150.2.0.0.0.00.	INGRESOS DE CAPITAL	700,000
150.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	700,000
150.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	700,000
150.2.3.2.1.00.	Gobierno Central	700,000
150.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	700,000

ARTÍCULO 144. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,799,372
Total del Presupuesto de Funcionamiento	**2,799,372**
Inversión	
Construcciones y Equipamiento	700,000
Total del Presupuesto de Inversión	**700,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,499,372**

CAPÍTULO XXXV
1.51 BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA DE PANAMÁ

ARTÍCULO 145. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA DE PANAMÁ para la vigencia fiscal de 2023:

Ingresos Totales	83,786,410
Menos: Aumento de Reservas	



Ingresos Disponibles	83,786,410
Gastos	83,786,410

ARTÍCULO 146. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

151.0.0.0.0.00.	BOMBEROS	83,786,410
151.1.0.0.0.00.	INGRESOS CORRIENTES	58,562,432
151.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	57,162,432
151.1.2.1.0.00.	RENTA DE ACTIVOS	50,000
151.1.2.1.1.00.	Arrendamientos	50,000
151.1.2.1.1.02.	DE LOTES Y TIERRAS	50,000
151.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	40,305,995
151.1.2.3.1.00.	Gobierno Central	40,305,995
151.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	6,305,995
151.1.2.3.1.17.	MINISTERIO DE GOBIERNO	34,000,000
151.1.2.4.0.00.	TASAS Y DERECHOS	16,676,437
151.1.2.4.2.00.	Tasas	16,676,437
151.1.2.4.2.81.	TARIFA DE COBRO ZONAS REGIONALES Y PANAMÁ - BOMBEROS	16,676,437
151.1.2.6.0.00.	INGRESOS VARIOS	130,000
151.1.2.6.0.99.	OTROS INGRESOS VARIOS	130,000
151.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	1,400,000
151.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS S/VALORES	1,400,000
151.1.3.2.4.00.	INTERMEDIARIOS FINANCIEROS	1,400,000
151.1.3.2.4.51.	INTERESES FIDEICOMISO - BOMBEROS	1,400,000
151.2.0.0.0.00.	INGRESOS DE CAPITAL	25,223,978
151.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	25,223,978
151.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	25,223,978
151.2.3.2.1.00.	Gobierno Central	25,223,978
151.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	25,223,978

ARTÍCULO 147. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA DE PANAMÁ para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	21,177,704
Prevención, Protección y Salvamento	34,684,728
Total del Presupuesto de Funcionamiento	**55,862,432**
Inversión	
Fortalecimiento Institucional	21,253,528
Construcción y Rehabilitación	6,670,450
Total del Presupuesto de Inversión	**27,923,978**
TOTAL DEL PRESUPUESTO DE GASTOS	**83,786,410**


CAPÍTULO XXXVI
1.52 AUTORIDAD PARA LA ATRACCIÓN DE INVERSIONES
Y LA PROMOCIÓN DE EXPORTACIONES DE PANAMÁ


ARTÍCULO 148. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD PARA LA ATRACCIÓN DE INVERSIONES Y LA PROMOCIÓN DE EXPORTACIONES DE PANAMÁ para la vigencia fiscal de 2023:

Ingresos Totales	5,315,423
Menos: Aumento de Reservas	
Ingresos Disponibles	5,315,423
Gastos	5,315,423

ARTÍCULO 149. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

152.0.0.0.0.00.	PROPANAMA	5,315,423
152.1.0.0.0.00.	INGRESOS CORRIENTES	3,241,506
152.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,241,506
152.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,241,506
152.1.2.3.1.00.	Gobierno Central	3,241,506
152.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	3,241,506
152.2.0.0.0.00.	INGRESOS DE CAPITAL	2,073,917
152.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,073,917
152.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,073,917
152.2.3.2.1.00.	Gobierno Central	2,073,917
152.2.3.2.1.08.	TRANSFERENCIA DE CAPITAL MICI.	2,073,917

ARTÍCULO 150. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD PARA LA ATRACCIÓN DE INVERSIONES Y LA PROMOCIÓN para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,326,476
Serv. de Prom. de Inver. y Export.	915,030
Total del Presupuesto de Funcionamiento	**3,241,506**
Inversión	
Fortalecimiento Institucional	210,000
Promoción Comercial Exterior	1,863,917
Total del Presupuesto de Inversión	**2,073,917**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,315,423**

CAPÍTULO XXXVII
1.53 INSTITUTO DE METEREOLOGÍA E HIDROLOGÍA DE PANAMÁ ING. OVIGILDO HERRERA

ARTÍCULO 151. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE METEREOLOGÍA E HIDROLOGÍA DE PANAMÁ ING. OVIGILDO HERRERA para la vigencia fiscal de 2023:

Ingresos Totales	6,800,025
Menos: Aumento de Reservas	
Ingresos Disponibles	6,800,025
Gastos	6,800,025

ARTÍCULO 152. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| 153.0.0.0.0.00. | INSTITUTO DE METEOROLOGIA DE PANAMA | 6,800,025 |
| 153.1.0.0.0.00. | INGRESOS CORRIENTES | 6,800,025 |



153.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,800,025
153.1.2.4.0.00.	TASAS Y DERECHOS	6,800,025
153.1.2.4.2.00.	Tasas	6,800,025
153.1.2.4.2.65.	PEAJE POR TRANSMISIÓN DE ENERGÍA	6,800,025

ARTÍCULO 153. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE METEREOLOGÍA E HIDROLOGÍA DE PANAMÁ ING. OVIGILDO HERRERA para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Meteorología e Hidrología de Panamá	6,153,025
Total del Presupuesto de Funcionamiento	**6,153,025**
Inversión	
Hidrometeorología	647,000
Total del Presupuesto de Inversión	**647,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,800,025**


CAPÍTULO XXXVIII
1.87 UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ


ARTÍCULO 154. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2023:

Ingresos Totales	99,373,346
Menos: Aumento de Reservas	
Ingresos Disponibles	99,373,346
Gastos	99,373,346

ARTÍCULO 155. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

187.0.0.0.0.00.	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	99,373,346
187.1.0.0.0.00.	INGRESOS CORRIENTES	99,373,346
187.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	99,373,346
187.1.2.1.0.00.	RENTA DE ACTIVOS	285,933
187.1.2.1.3.00.	Ingresos por Venta de Bienes	285,933
187.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	135,933
187.1.2.1.3.12.	PRODUCTOS PROCESADOS	150,000
187.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	88,244,446
187.1.2.3.1.00.	Gobierno Central	88,244,446
187.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	88,244,446
187.1.2.4.0.00.	TASAS Y DERECHOS	10,387,967
187.1.2.4.1.00.	Derechos	10,112,967
187.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	75,000
187.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	8,284,067
187.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	1,753,900
187.1.2.4.2.00.	Tasas	275,000
187.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	50,000
187.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	225,000
187.1.2.6.0.00.	INGRESOS VARIOS	455,000
187.1.2.6.0.98.	OTROS SERVICIOS DE AUTOGESTIÓN	10,000



187.1.2.6.0.99. OTROS INGRESOS VARIOS   445,000

ARTÍCULO 156. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	32,060,500
Educación Superior	61,853,874
Investigación	753,772
Total del Presupuesto de Funcionamiento	**94,668,146**
Inversión	
Construcción y Rehabilitación	1,010,000
Equipamiento	500,000
Investigación	3,195,200
Total del Presupuesto de Inversión	**4,705,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**99,373,346**

CAPÍTULO XXXIX
1.90 UNIVERSIDAD DE PANAMÁ

ARTÍCULO 157. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2023:

Ingresos Totales	354,724,429
Menos: Aumento de Reservas	
Ingresos Disponibles	354,724,429
Gastos	354,724,429

ARTÍCULO 158. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

190.0.0.0.0.00.	UNIVERSIDAD DE PANAMÁ	354,724,429
190.1.0.0.0.00.	INGRESOS CORRIENTES	301,850,729
190.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	301,850,729
190.1.2.1.0.00.	RENTA DE ACTIVOS	5,600,100
190.1.2.1.1.00.	Arrendamientos	400,000
190.1.2.1.1.01.	ARRENDAMIENTOS	400,000
190.1.2.1.3.00.	Ingresos por Venta de Bienes	2,200,100
190.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	100
190.1.2.1.3.12.	PRODUCTOS PROCESADOS	700,000
190.1.2.1.3.98.	OTROS SERVICIOS DE AUTOGESTIÓN	1,500,000
190.1.2.1.4.00.	Ingresos por Ventas de Servicios	3,000,000
190.1.2.1.4.99.	OTROS SERVICIOS DE AUTOGESTIÓN	3,000,000
190.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	275,867,438
190.1.2.3.1.00.	Gobierno Central	275,867,438
190.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	275,867,438
190.1.2.4.0.00.	TASAS Y DERECHOS	19,001,791
190.1.2.4.1.00.	Derechos	18,502,291
190.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	100,000



190.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,166,625
190.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	16,235,666
190.1.2.4.2.00.	Tasas	499,500
190.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	30,000
190.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	400,000
190.1.2.4.2.28.	REVÁLIDA DE TÍTULOS	69,500
190.1.2.6.0.00.	INGRESOS VARIOS	1,381,400
190.1.2.6.0.98.	OTROS SERVICIOS DE AUTOGESTIÓN	1,281,400
190.1.2.6.0.99.	OTROS INGRESOS VARIOS	100,000
190.2.0.0.0.00.	INGRESOS DE CAPITAL	52,873,700
190.2.2.0.0.00.	RECURSOS DEL CRÉDITO	4,125,000
190.2.2.2.0.00.	CRÉDITO EXTERNO	4,125,000
190.2.2.2.1.00.	Org. Inter. de Financiamientos	4,125,000
190.2.2.2.1.65.	CAF - UP (PRFCNET)	4,125,000
190.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	5,550,000
190.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	5,550,000
190.2.3.2.1.00.	Gobierno Central	5,550,000
190.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	5,550,000
190.2.4.0.0.00.	SALDO EN CAJA Y BANCO	43,198,700
190.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	43,198,700
190.2.4.2.0.01.	SALDO DE CAPITAL	43,198,700

ARTÍCULO 159. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	65,204,130
Educación Superior	214,472,124
Investigación	11,839,633
Extensión Cultural	4,334,842
Total del Presupuesto de Funcionamiento	**295,850,729**
Inversión	
Construcciones y Equipamiento	41,703,700
Seguimiento a Proyectos de Inversión	200,000
Proyecto CAF-UP	4,955,000
Proyectos Especiales	12,015,000
Total del Presupuesto de Inversión	**58,873,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**354,724,429**

CAPÍTULO XL
1.91 UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ

ARTÍCULO 160. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2023:

Ingresos Totales	16,252,944
Menos: Aumento de Reservas	
Ingresos Disponibles	16,252,944
Gastos	16,252,944



ARTÍCULO 161. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

191.0.0.0.0.00.	UNIVERSIDAD MARÍTIMA	16,252,944
191.1.0.0.0.00.	INGRESOS CORRIENTES	15,952,944
191.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	15,952,944
191.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,102,944
191.1.2.3.1.00.	Gobierno Central	5,002,944
191.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	5,002,944
191.1.2.3.3.00.	Empresas Públicas	3,100,000
191.1.2.3.3.03.	TRANSFERENCIA CORRIENTE-AMP	3,100,000
191.1.2.4.0.00.	TASAS Y DERECHOS	7,600,000
191.1.2.4.1.00.	Derechos	7,600,000
191.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	7,600,000
191.1.2.6.0.00.	INGRESOS VARIOS	250,000
191.1.2.6.0.99.	OTROS INGRESOS VARIOS	250,000
191.2.0.0.0.00.	INGRESOS DE CAPITAL	300,000
191.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	300,000
191.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	300,000
191.2.3.2.1.00.	Gobierno Central	300,000
191.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	300,000

ARTÍCULO 162. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,763,394
Educación Superior	4,719,000
Investigación, Postgrado y Extensión	470,550
Total del Presupuesto de Funcionamiento	**9,952,944**
Inversión	
Rehabilitación de Edificio	2,500,000
Instalación de Laboratorios/Simuladores	900,000
Equipamiento	2,800,000
Innovación Tecnológica	100,000
Total del Presupuesto de Inversión	**6,300,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**16,252,944**

CAPÍTULO XLI
1.93 UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS

ARTÍCULO 163. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2023:

Ingresos Totales	32,019,400
Menos: Aumento de Reservas	
Ingresos Disponibles	32,019,400
Gastos	32,019,400



ARTÍCULO 164. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

193.0.0.0.0.00.	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	32,019,400
193.1.0.0.0.00.	INGRESOS CORRIENTES	30,969,400
193.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	30,969,400
193.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	22,837,800
193.1.2.3.1.00.	Gobierno Central	22,837,800
193.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	22,837,800
193.1.2.4.0.00.	TASAS Y DERECHOS	4,500,000
193.1.2.4.1.00.	Derechos	4,500,000
193.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	4,500,000
193.1.2.6.0.00.	INGRESOS VARIOS	3,631,600
193.1.2.6.0.98.	OTROS SERVICIOS DE AUTOGESTIÓN	3,551,600
193.1.2.6.0.99.	OTROS INGRESOS VARIOS	80,000
193.2.0.0.0.00.	INGRESOS DE CAPITAL	1,050,000
193.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,050,000
193.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,050,000
193.2.3.2.1.00.	Gobierno Central	1,050,000
193.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,050,000

ARTÍCULO 165. Para la ejecución de los programas de funcionamiento e inversión se a prueba el presupuesto de gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,276,913
Educación Superior	15,761,987
Total del Presupuesto de Funcionamiento	**30,038,900**
Inversión	
Remodelaciones	120,000
Construcciones	1,340,000
Equip. de Lab. y Clínica Interdisc.	472,500
Investigación	48,000
Total del Presupuesto de Inversión	**1,980,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**32,019,400**

CAPÍTULO XLII
1.95 UNIVERSIDAD TECNOLÓGICA DE PANAMÁ

ARTÍCULO 166. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2023:

Ingresos Totales	120,471,044
Menos: Aumento de Reservas	
Ingresos Disponibles	120,471,044
Gastos	120,471,044

ARTÍCULO 167. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

195.0.0.0.0.00.	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	120,471,044



195.1.0.0.0.00.	INGRESOS CORRIENTES	114,260,510
195.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	114,260,510
195.1.2.1.0.00.	RENTA DE ACTIVOS	10,668,616
195.1.2.1.4.00.	Ingresos por Ventas de Servicios	10,668,616
195.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	700,000
195.1.2.1.4.99.	OTROS SERVICIOS DE AUTOGESTIÓN	9,968,616
195.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	97,374,299
195.1.2.3.1.00.	Gobierno Central	97,374,299
195.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	97,374,299
195.1.2.4.0.00.	TASAS Y DERECHOS	5,737,595
195.1.2.4.1.00.	Derechos	5,115,139
195.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	5,052,502
195.1.2.4.1.99.	OTROS - BIBLIOTECA	62,637
195.1.2.4.2.00.	Tasas	622,456
195.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	622,456
195.1.2.6.0.00.	INGRESOS VARIOS	480,000
195.1.2.6.0.99.	OTROS INGRESOS VARIOS	480,000
195.2.0.0.0.00.	INGRESOS DE CAPITAL	6,210,534
195.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	4,110,534
195.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	4,110,534
195.2.3.2.1.00.	Gobierno Central	4,110,534
195.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	4,110,534
195.2.4.0.0.00.	SALDO EN CAJA Y BANCO	2,100,000
195.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	2,100,000
195.2.4.2.0.01.	SALDO DE CAPITAL	2,100,000

ARTÍCULO 168. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	36,947,603
Educación Superior Tecnológica	64,946,532
Investigación, Postgrado y Extensión	9,866,375
Total del Presupuesto de Funcionamiento	**111,760,510**
Inversión	
Construcciones Educativas	6,170,855
Mobiliario, Libros y Equipo Educacional	2,264,179
Investigación y Transf. de Tecnología	275,500
Total del Presupuesto de Inversión	**8,710,534**
TOTAL DEL PRESUPUESTO DE GASTOS	**120,471,044**


CAPÍTULO XLIII

1.97 ZONA FRANCA DE BARÚ


ARTÍCULO 169. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2023:

Ingresos Totales	738,195
Menos: Aumento de Reservas	
Ingresos Disponibles	738,195
Gastos	738,195



ARTÍCULO 170. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

197.0.0.0.0.00.	ZONA FRANCA DE BARÚ	738,195
197.1.0.0.0.00.	INGRESOS CORRIENTES	600,000
197.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	600,000
197.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	580,799
197.1.2.3.1.00.	Gobierno Central	580,799
197.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	580,799
197.1.2.4.0.00.	TASAS Y DERECHOS	19,201
197.1.2.4.2.00.	Tasas	19,201
197.1.2.4.2.43.	CLAVES DE OPERACIÓN	19,201
197.2.0.0.0.00.	INGRESOS DE CAPITAL	138,195
197.2.4.0.0.00.	SALDO EN CAJA Y BANCO	138,195
197.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	138,195
197.2.4.2.0.01.	SALDO DE CAPITAL	138,195

ARTÍCULO 171. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	600,000
Total del Presupuesto de Funcionamiento	**600,000**
Inversión	
Constr., Mejor. y Equipamiento	138,195
Total del Presupuesto de Inversión	**138,195**
TOTAL DEL PRESUPUESTO DE GASTOS	**738,195**





TÍTULO IV
PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

ARTÍCULO 172. Se aprueban los presupuestos de las Empresas Públicas para la vigencia fiscal de de 2023, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL.	970,257,449	798,994,610	1,769,252,059	853,762,221	915,489,838	1,769,252,059
AUTORIDAD MARÍTIMA DE PANAMÁ	215,637,185	0	215,637,185	174,671,273	40,965,912	215,637,185
BINGOS NACIONALES	966,753	0	966,753	940,753	26,000	966,753
AUTORIDAD AERONÁUTICA CIVIL	60,616,577	2,000,000	62,616,577	43,776,867	18,839,710	62,616,577
INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	148,588,603	200,098,186	348,686,789	120,458,267	228,228,522	348,686,789
INSTITUTO DE MERCADEO AGROPECUARIO	8,861,635	86,180,673	95,042,308	8,197,955	86,844,353	95,042,308
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	1,770,136	279,000	2,049,136	1,764,636	284,500	2,049,136
EMP. MERCADOS NAC. DE LA CADENA DE FRÍO, S.A.	11,147,676	6,869,151	18,016,827	11,147,676	6,869,151	18,016,827
EMPRESA METRO DE PANAMÁ, S.A.	57,722,191	473,827,600	531,549,791	57,665,658	473,884,133	531,549,791
TRANSPORTE MASIVO DE PANAMÁ, S.A.	133,685,327	6,000,000	139,685,327	128,777,237	10,908,090	139,685,327
LOTERÍA NACIONAL DE BENEFICENCIA	203,413,700	0	203,413,700	197,677,800	5,735,900	203,413,700
ZONA LIBRE DE COLÓN	65,500,000	0	65,500,000	47,655,987	17,844,013	65,500,000
AGENCIA PANAMÁ-PACÍFICO	6,581,200	3,740,000	10,321,200	5,281,646	5,039,554	10,321,200
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	55,766,466	20,000,000	75,766,466	55,746,466	20,020,000	75,766,466





ARTÍCULO 173. Se aprueban los gastos corrientes de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2023, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSF. CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	615,332,273	20,814,416	214,515,532	3,100,000	0	853,762,221
AUTORIDAD MARÍTIMA DE PANAMÁ	49,463,255	7,108,018	115,000,000	3,100,000	0	174,671,273
BINGOS NACIONALES	935,403	5,350	0	0	0	940,753
AUTORIDAD AERONÁUTICA CIVIL	42,326,846	1,450,021	0	0	0	43,776,867
INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	119,882,578	575,689	0	0	0	120,458,267
INSTITUTO DE MERCADEO AGROPECUARIO	8,060,655	137,300	0	0	0	8,197,955
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	1,600,536	164,100	0	0	0	1,764,636
EMP. MERCADOS NAC. DE LA CADENA DE FRÍO, S.A.	11,082,776	64,900	0	0	0	11,147,676
EMPRESA METRO DE PANAMÁ, S.A.	57,130,455	535,203	0	0	0	57,665,658
TRANSPORTE MASIVO DE PANAMÁ, S.A.	127,067,391	1,709,846	0	0	0	128,777,237
LOTERÍA NACIONAL DE BENEFICENCIA	115,619,128	4,236,200	77,822,472	0	0	197,677,800
ZONA LIBRE DE COLÓN	22,029,827	3,933,100	21,693,060	0	0	47,655,987
AGENCIA PANAMÁ-PACÍFICO	4,386,957	894,689	0	0	0	5,281,646
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	55,746,466	0	0	0	0	55,746,466





ARTÍCULO 174. Se aprueban los gastos de capital de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2023, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	879,881,931	29,607,907	6,000,000	0	915,489,838
AUTORIDAD MARÍTIMA DE PANAMÁ	40,965,912	0	0	0	40,965,912
BINGOS NACIONALES	0	26,000	0	0	26,000
AUTORIDAD AERONÁUTICA CIVIL	18,839,710	0	0	0	18,839,710
INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	200,098,186	28,130,336	0	0	228,228,522
INSTITUTO DE MERCADEO AGROPECUARIO	86,593,703	250,650	0	0	86,844,353
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	279,000	5,500	0	0	284,500
EMP. MERCADOS NAC. DE LA CADENA DE FRÍO, S.A.	6,869,151	0	0	0	6,869,151
EMPRESA METRO DE PANAMÁ, S.A.	467,827,600	56,533	6,000,000	0	473,884,133
TRANSPORTE MASIVO DE PANAMÁ, S.A.	10,893,019	15,071	0	0	10,908,090
LOTERÍA NACIONAL DE BENEFICENCIA	5,735,900	0	0	0	5,735,900
ZONA LIBRE DE COLÓN	16,740,196	1,103,817	0	0	17,844,013
AGENCIA PANAMÁ-PACÍFICO	5,039,554	0	0	0	5,039,554
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	20,000,000	20,000	0	0	20,020,000





CAPÍTULO II
2.03 AUTORIDAD MARÍTIMA DE PANAMÁ

ARTÍCULO 175. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2023:

Ingresos Totales	215,637,185
Menos: Aumento de Reservas	
Ingresos Disponibles	215,637,185
Gastos	215,637,185

ARTÍCULO 176. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

203.1.2.1.4.00.	Ingresos por Ventas de Servicios	12,025,362
203.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	11,559,636
203.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	465,726
203.1.2.4.0.00.	TASAS Y DERECHOS	162,885,544
203.1.2.4.1.00.	Derechos	74,801,088
203.1.2.4.1.06.	ABANDERAMIENTO DE NAVES	1,771,718
203.1.2.4.1.44.	CONCESIONES EN ÁREAS PORTUARIAS	73,029,370
203.1.2.4.2.00.	Tasas	88,084,456
203.1.2.4.2.07.	FAROS Y BOYAS	6,991,042
203.1.2.4.2.08.	RECAUDOS CONSULARES	33,904,465
203.1.2.4.2.13.	DOCUMENTACIÓN DE NAVES	8,424,826
203.1.2.4.2.55.	ARQUEO Y AVALÚO DE NAVES	1,336
203.1.2.4.2.56.	INVESTIGACIÓN DE ACCIDENTES	3,502,755
203.1.2.4.2.57.	CERTIFICACIÓN DE COMPETENCIA	23,016,708
203.1.2.4.2.58.	3% DE NAVES ACCIDENTADAS	8,789,581
203.1.2.4.2.59.	INSPECCIÓN DE NAVES	3,097,750
203.1.2.4.2.60.	EXÁMENES A OFICIALES MARINOS	355,993
203.1.2.6.0.00.	INGRESOS VARIOS	10,162,345
203.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	4,187,367
203.1.2.6.0.50.	INGRESOS VARIOS NAVES	3,395,470
203.1.2.6.0.51.	INGRESOS VARIOS CONSULARES	2,579,508

ARTÍCULO 177. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	29,100,855
Servicios de la Act. Marítima	12,320,198
Servicios Portuarios	10,069,520
Transferencias	123,180,700
Total del Presupuesto de Funcionamiento	**174,671,273**
Inversión	
Estudios, Avalúos y Diseños	7,500,000
Adquisición de Equipo y Consultorías	5,950,000
Puertos	27,515,912
Total del Presupuesto de Inversión	**40,965,912**
TOTAL DEL PRESUPUESTO DE GASTOS	**215,637,185**



CAPÍTULO III
2.08 BINGOS NACIONALES

ARTÍCULO 178. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de los BINGOS NACIONALES para la vigencia fiscal de 2023:

Ingresos Totales	966,753
Menos: Aumento de Reservas	
Ingresos Disponibles	966,753
Gastos	966,753

ARTÍCULO 179. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

208.0.0.0.0.00.	BINGOS NACIONALES	966,753
208.1.0.0.0.00.	INGRESOS CORRIENTES	966,753
208.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	966,753
208.1.2.1.0.00.	RENTA DE ACTIVOS	337,753
208.1.2.1.1.00.	Arrendamientos	13,000
208.1.2.1.1.01.	ARRENDAMIENTOS	13,000
208.1.2.1.5.00.	Ingresos Por Espec. Públicos de Azar	324,753
208.1.2.1.5.05.	VENTA DE FORMULARIOS Y FICHAS	324,753
208.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	611,000
208.1.2.3.1.00.	Gobierno Central	611,000
208.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	611,000
208.1.2.6.0.00.	INGRESOS VARIOS	18,000
208.1.2.6.0.99.	OTROS INGRESOS VARIOS	18,000

ARTÍCULO 180. Para la ejecución del programa de funcionamiento e inversión se prueba el presupuesto de gastos de gastos de los BINGOS NACIONALES para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	367,896
Administración de Bingos	598,857
Total del Presupuesto de Funcionamiento	**966,753**
TOTAL DEL PRESUPUESTO DE GASTOS	**966,753**

CAPÍTULO IV
2.38 AUTORIDAD AERONÁUTICA CIVIL

ARTÍCULO 181. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2023:

Ingresos Totales	62,616,577
Menos: Aumento de Reservas	
Ingresos Disponibles	62,616,577
Gastos	62,616,577



ARTÍCULO 182. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

238.0.0.0.0.00.	AUTORIDAD AERONÁUTICA CIVIL	62,616,577
238.1.0.0.0.00.	INGRESOS CORRIENTES	60,616,577
238.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	60,616,577
238.1.2.1.0.00.	RENTA DE ACTIVOS	51,032,976
238.1.2.1.1.00.	Arrendamientos	1,500,000
238.1.2.1.1.01.	ARRENDAMIENTOS	1,500,000
238.1.2.1.3.00.	Ingresos por Venta de Bienes	81,161
238.1.2.1.3.11.	COMBUSTIBLE	81,161
238.1.2.1.4.00.	Ingresos por Ventas de Servicios	49,451,815
238.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	129,882
238.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	119,493
238.1.2.1.4.18.	SER. DE PROTECCIÓN AL VUELO	49,202,440
238.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,000,000
238.1.2.3.1.00.	Gobierno Central	2,000,000
238.1.2.3.1.17.	MINISTERIO DE GOBIERNO	2,000,000
238.1.2.4.0.00.	TASAS Y DERECHOS	6,805,190
238.1.2.4.1.00.	Derechos	2,305,190
238.1.2.4.1.17.	USO DE AEROPUERTOS	1,000,000
238.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	1,305,190
238.1.2.4.2.00.	Tasas	4,500,000
238.1.2.4.2.17.	FEDIAN	4,500,000
238.1.2.6.0.00.	INGRESOS VARIOS	778,411
238.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	23,352
238.1.2.6.0.10.	VIGENCIAS EXPIRADAS	217,955
238.1.2.6.0.99.	OTROS INGRESOS VARIOS	537,104
238.2.0.0.0.00.	INGRESOS DE CAPITAL	2,000,000
238.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,000,000
238.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,000,000
238.2.3.2.1.00.	Gobierno Central	2,000,000
238.2.3.2.1.17.	MINISTERIO DE GOBIERNO	2,000,000

ARTÍCULO 183. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	20,541,616
Servicios Aeronáuticos	12,913,388
Operación de Aeropuertos	8,985,142
Transferencias Varias	1,336,721
Total del Presupuesto de Funcionamiento	**43,776,867**
Inversión	
Adquisición y Rehabilitación de Equipo	11,296,009
Rehabil. y Mantenim. Aeroportuario	5,744,400
Fortalecimiento Institucional	1,799,301
Total del Presupuesto de Inversión	**18,839,710**
TOTAL DEL PRESUPUESTO DE GASTOS	**62,616,577**



CAPÍTULO V
2.66 INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES

ARTÍCULO 184. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2023:

Ingresos Totales	348,686,789
Menos: Aumento de Reservas	
Ingresos Disponibles	348,686,789
Gastos	348,686,789

ARTÍCULO 185. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

266.0.0.0.0.00.	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NAL.	348,686,789
266.1.0.0.0.00.	INGRESOS CORRIENTES	148,588,603
266.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	148,588,603
266.1.2.1.0.00.	RENTA DE ACTIVOS	76,179,548
266.1.2.1.3.00.	Ingresos por Venta de Bienes	76,179,548
266.1.2.1.3.07.	AGUA	76,179,548
266.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	31,397,455
266.1.2.3.1.00.	Gobierno Central	31,397,455
266.1.2.3.1.12.	MINISTERIO DE SALUD	31,397,455
266.1.2.4.0.00.	TASAS Y DERECHOS	15,000,000
266.1.2.4.1.00.	Derechos	15,000,000
266.1.2.4.1.19.	SERVICIO DE ALCANTARILLADO	15,000,000
266.1.2.5.0.00.	CONTRIBUCIÓN DE MEJORAS	10,000
266.1.2.5.0.01.	TASA DE VALORIZACIÓN	10,000
266.1.2.6.0.00.	INGRESOS VARIOS	26,001,600
266.1.2.6.0.10.	VIGENCIAS EXPIRADAS	16,001,600
266.1.2.6.0.99.	OTROS INGRESOS VARIOS	10,000,000
266.2.0.0.0.00.	INGRESOS DE CAPITAL	200,098,186
266.2.2.0.0.00.	RECURSOS DEL CRÉDITO	41,554,206
266.2.2.2.0.00.	CRÉDITO EXTERNO	41,554,206
266.2.2.2.1.00.	Org. Inter. de Financiamientos	41,554,206
266.2.2.2.1.18.	BID 4434/OC-PN - IDAAN	41,554,206
266.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	158,543,980
266.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	158,543,980
266.2.3.2.1.00.	Gobierno Central	158,543,980
266.2.3.2.1.12.	MINISTERIO DE SALUD	158,543,980

ARTÍCULO 186. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	24,179,999
Dotación de Agua y Alcant. Sanitario	92,158,795
Comercialización	7,541,534
Servicios Regionales	24,708,275
Total del Presupuesto de Funcionamiento	**148,588,603**



Inversión

Desarrollo del Sistema de Agua	152,510,732
Desarrollo de Sist. Alcantarillado	35,296,511
Inversiones Complementarias	12,290,943
Total del Presupuesto de Inversión	**200,098,186**
TOTAL DEL PRESUPUESTO DE GASTOS	**348,686,789**

<center>

CAPÍTULO VI

2.70 INSTITUTO DE MERCADEO AGROPECUARIO

</center>

ARTÍCULO 187. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2023:

Ingresos Totales	95,042,308
Menos: Aumento de Reservas	
Ingresos Disponibles	95,042,308
Gastos	95,042,308

ARTÍCULO 188. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

270.0.0.0.0.00.	INSTITUTO DE MERCADEO AGROPECUARIO	95,042,308
270.1.0.0.0.00.	INGRESOS CORRIENTES	8,861,635
270.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,861,635
270.1.2.1.0.00.	RENTA DE ACTIVOS	1,000,000
270.1.2.1.3.00.	Ingresos por Venta de Bienes	1,000,000
270.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	1,000,000
270.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,748,605
270.1.2.3.1.00.	Gobierno Central	7,748,605
270.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	7,748,605
270.1.2.6.0.00.	INGRESOS VARIOS	113,030
270.1.2.6.0.99.	OTROS INGRESOS VARIOS	113,030
270.2.0.0.0.00.	INGRESOS DE CAPITAL	86,180,673
270.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	86,180,673
270.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	86,180,673
270.2.3.2.1.00.	Gobierno Central	86,180,673
270.2.3.2.1.10.	MIN. DE DESARROLLO AGROPECUARIO	86,180,673

ARTÍCULO 189. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,659,561
Apoyo a la Comercialización	4,789,044
Total del Presupuesto de Funcionamiento	**8,448,605**
Inversión	
Comercialización	80,865,353
Modernización Serv. Agropecuarios	5,728,350
Total del Presupuesto de Inversión	**86,593,703**
TOTAL DEL PRESUPUESTO DE GASTOS	**95,042,308**



CAPÍTULO VII
2.73 EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.

ARTÍCULO 190. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2023:

Ingresos Totales	2,049,136
Menos: Aumento de Reservas	
Ingresos Disponibles	2,049,136
Gastos	2,049,136

ARTÍCULO 191. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

273.0.0.0.0.00.	EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	2,049,136
273.1.0.0.0.00.	INGRESOS CORRIENTES	1,770,136
273.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,770,136
273.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,370,136
273.1.2.3.1.00.	Gobierno Central	1,370,136
273.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,370,136
273.1.2.6.0.00.	INGRESOS VARIOS	400,000
273.1.2.6.0.99.	OTROS INGRESOS VARIOS	400,000
273.2.0.0.0.00.	INGRESOS DE CAPITAL	279,000
273.2.4.0.0.00.	SALDO EN CAJA Y BANCO	279,000
273.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	279,000
273.2.4.2.0.01.	SALDO DE CAPITAL	279,000

ARTÍCULO 192. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,700,136
Transferencias Varias	70,000
Total del Presupuesto de Funcionamiento	**1,770,136**
Inversión	
Construcción y Mantenimiento	279,000
Total del Presupuesto de Inversión	**279,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,049,136**

CAPÍTULO VIII
2.79 EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO

ARTÍCULO 193. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO para la vigencia fiscal de 2023:

Ingresos Totales	18,016,827
Menos: Aumento de Reservas	
Ingresos Disponibles	18,016,827




Gastos	18,016,827

ARTÍCULO 194. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

279.0.0.0.0.00.	EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO, S.A.	18,016,827
279.1.0.0.0.00.	INGRESOS CORRIENTES	11,147,676
279.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	11,147,676
279.1.2.1.0.00.	RENTA DE ACTIVOS	2,396,521
279.1.2.1.1.00.	Arrendamientos	2,396,521
279.1.2.1.1.01.	ARRENDAMIENTOS	2,396,521
279.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,751,155
279.1.2.3.1.00.	Gobierno Central	8,751,155
279.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	8,751,155
279.2.0.0.0.00.	INGRESOS DE CAPITAL	6,869,151
279.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	6,869,151
279.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	6,869,151
279.2.3.2.1.00.	Gobierno Central	6,869,151
279.2.3.2.1.10.	MIN. DE DESARROLLO AGROPECUARIO	6,869,151

ARTÍCULO 195. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,078,332
Operación de la Cadena de Frío	8,069,344
Total del Presupuesto de Funcionamiento	**11,147,676**
Inversión	
Mejoras de Instalaciones y Equipamiento	5,969,151
Constr.y Rehab. de Mercados Nacionales	900,000
Total del Presupuesto de Inversión	**6,869,151**
TOTAL DEL PRESUPUESTO DE GASTOS	**18,016,827**


CAPÍTULO XIX
2.80 EMPRESA METRO DE PANAMÁ, S.A.


ARTÍCULO 196. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA METRO DE PANAMÁ, S.A. para la vigencia fiscal de 2023:

Ingresos Totales	531,549,791
Menos: Aumento de Reservas	
Ingresos Disponibles	531,549,791
Gastos	531,549,791

ARTÍCULO 197. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

280.0.0.0.0.00.	EMPRESA METRO DE PANAMÁ, S.A.	531,549,791
280.1.0.0.0.00.	INGRESOS CORRIENTES	57,722,191




280.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	57,722,191
280.1.2.1.0.00.	RENTA DE ACTIVOS	55,170,491
280.1.2.1.4.00.	Ingresos por Ventas de Servicios	55,170,491
280.1.2.1.4.19.	TRANSPORTE METRO DE PANAMÁ	55,170,491
280.1.2.6.0.00.	INGRESOS VARIOS	2,551,700
280.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	10,000
280.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,541,700
280.2.0.0.0.00.	INGRESOS DE CAPITAL	473,827,600
280.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	473,827,600
280.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	473,827,600
280.2.3.2.1.00.	Gobierno Central	473,827,600
280.2.3.2.1.09.	MINISTERIO DE OBRAS PÚBLICAS	473,827,600

ARTÍCULO 198. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA METRO DE PANAMÁ, S.A. para la vigencia fiscal de 2023, cuya estructura y y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración Central	57,722,191
Total del Presupuesto de Funcionamiento	**57,722,191**
Inversión	
Explotación, Expansión y Equipamiento	467,827,600
Transferencia de Capital	6,000,000
Total del Presupuesto de Inversión	**473,827,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**531,549,791**

CAPÍTULO X
2.81 TRANSPORTE MASIVO DE PANAMÁ, S.A

ARTÍCULO 199. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de TRANSPORTE MASIVO DE PANAMÁ, S.A para la vigencia fiscal de 2023:

Ingresos Totales	139,685,327
Menos: Aumento de Reservas	
Ingresos Disponibles	139,685,327
Gastos	139,685,327

ARTÍCULO 200. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

281.0.0.0.0.00.	TRANSPORTE MASIVO DE PANAMÁ, S.A.	139,685,327
281.1.0.0.0.00.	INGRESOS CORRIENTES	133,685,327
281.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	133,685,327
281.1.2.1.0.00.	RENTA DE ACTIVOS	56,200,000
281.1.2.1.4.00.	Ingresos por Ventas de Servicios	56,200,000
281.1.2.1.4.22.	TRANSPORTE MASIVO DE PANAMÁ	56,200,000
281.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	76,085,327
281.1.2.3.2.00.	Iinstituciones Descentralizadas	76,085,327
281.1.2.3.2.03.	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE (ATTT)	76,085,327
281.1.2.6.0.00.	INGRESOS VARIOS	1,400,000
281.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,400,000



281.2.0.0.0.00.	INGRESOS DE CAPITAL	6,000,000
281.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	6,000,000
281.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	6,000,000
281.2.3.2.3.00.	Empresas Públicas	6,000,000
281.2.3.2.3.80.	TRANSF. DE CAPITAL - METRO PANAMÁ	6,000,000

ARTÍCULO 201. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de TRANSPORTE MASIVO DE PANAMÁ, S.A para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,252,716
Operación	115,539,592
Total del Presupuesto de Funcionamiento	**128,792,308**
Inversión	
Mej. Cap. del Tran. P. Cd. de Pmá y SM.	10,893,019
Total del Presupuesto de Inversión	**10,893,019**
TOTAL DEL PRESUPUESTO DE GASTOS	**139,685,327**

CAPÍTULO XI
2.82 LOTERÍA NACIONAL DE BENEFICENCIA

ARTÍCULO 202. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2023:

Ingresos Totales	203,413,700
Menos: Aumento de Reservas	
Ingresos Disponibles	203,413,700
Gastos	203,413,700

ARTÍCULO 203. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

282.0.0.0.0.00.	LOTERÍA NACIONAL DE BENEFICENCIA	203,413,700
282.1.0.0.0.00.	INGRESOS CORRIENTES	203,413,700
282.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	203,413,700
282.1.2.1.0.00.	RENTA DE ACTIVOS	202,563,721
282.1.2.1.5.00.	Ingresos Por Espec. Públicos de Azar	202,563,721
282.1.2.1.5.01.	EMISIONES DE BILLETES DE LOTERÍA	121,145,941
282.1.2.1.5.04.	PREMIOS DEVUELTOS Y CADUCADOS	81,417,780
282.1.2.6.0.00.	INGRESOS VARIOS	849,979
282.1.2.6.0.99.	OTROS INGRESOS VARIOS	849,979

ARTÍCULO 204. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	21,138,379
Administración de Billetes	92,597,649

Transferencias	83,941,772
Total del Presupuesto de Funcionamiento	**197,677,800**
Inversión	
Infraestructura	3,790,900
Equipamiento	1,945,000
Total del Presupuesto de Inversión	**5,735,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**203,413,700**

CAPÍTULO XII
2.96 ZONA LIBRE DE COLÓN

ARTÍCULO 205. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2023:

Ingresos Totales	65,500,000
Menos: Aumento de Reservas	
Ingresos Disponibles	65,500,000
Gastos	65,500,000

ARTÍCULO 206. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

296.0.0.0.0.00.	ZONA LIBRE DE COLÓN	65,500,000
296.1.0.0.0.00.	INGRESOS CORRIENTES	65,500,000
296.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	65,200,000
296.1.2.1.0.00.	RENTA DE ACTIVOS	51,183,000
296.1.2.1.1.00.	Arrendamientos	31,812,000
296.1.2.1.1.01.	ARRENDAMIENTOS	1,460,000
296.1.2.1.1.02.	DE LOTES Y TIERRAS	30,352,000
296.1.2.1.3.00.	Ingresos por Venta de Bienes	12,210,000
296.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	12,210,000
296.1.2.1.4.00.	Ingresos por Ventas de Servicios	7,161,000
296.1.2.1.4.02.	ASEO Y RECOLECCIÓN DE BASURA	1,115,000
296.1.2.1.4.06.	SERVICIO DE ALMACENAJE	6,046,000
296.1.2.4.0.00.	TASAS Y DERECHOS	13,722,000
296.1.2.4.2.00.	Tasas	13,722,000
296.1.2.4.2.21.	REFRENDO DE DOCUMENTOS	264,000
296.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	750,000
296.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	2,448,000
296.1.2.4.2.51.	TASA DE SEGURIDAD Y VIGILANCIA	3,950,000
296.1.2.4.2.99.	OTRAS TASAS	6,310,000
296.1.2.6.0.00.	INGRESOS VARIOS	295,000
296.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	270,000
296.1.2.6.0.99.	OTROS INGRESOS VARIOS	25,000
296.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	300,000
296.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS S/VALORES	300,000
296.1.3.2.0.21.	POR GOBIERNO CENTRAL	300,000

ARTÍCULO 207. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS   **ASIGNACIÓN EN BALBOAS**

Funcionamiento




Dirección y Administración General	18,535,103
Comercialización y Desarrollo	7,042,641
Transferencias Varias	23,182,060
Total del Presupuesto de Funcionamiento	**48,759,804**
Inversión	
Inversiones Estratégicas de Zona Libre	13,064,428
Desarrollo Comunitario	3,675,768
Total del Presupuesto de Inversión	**16,740,196**
TOTAL DEL PRESUPUESTO DE GASTOS	**65,500,000**


CAPÍTULO XIII
2.97 AGENCIA PANAMÁ - PACÍFICO


ARTÍCULO 208. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AGENCIA PANAMÁ - PACÍFICO para la vigencia fiscal de 2023:

Ingresos Totales	10,321,200
Menos: Aumento de Reservas	
Ingresos Disponibles	10,321,200
Gastos	10,321,200

ARTÍCULO 209. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

297.0.0.0.0.00.	AGENCIA PANAMÁ-PACÍFICO	10,321,200
297.1.0.0.0.00.	INGRESOS CORRIENTES	6,581,200
297.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,581,200
297.1.2.1.0.00.	RENTA DE ACTIVOS	3,881,200
297.1.2.1.1.00.	Arrendamientos	3,881,200
297.1.2.1.1.01.	ARRENDAMIENTOS	3,841,800
297.1.2.1.1.02.	DE LOTES Y TIERRAS	39,400
297.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	600,000
297.1.2.3.1.00.	Gobierno Central	600,000
297.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	600,000
297.1.2.6.0.00.	INGRESOS VARIOS	2,100,000
297.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,100,000
297.2.0.0.0.00.	INGRESOS DE CAPITAL	3,740,000
297.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	240,000
297.2.1.1.0.00.	VENTA DE ACTIVOS	240,000
297.2.1.1.1.00.	Venta de Bienes Inmuebles	240,000
297.2.1.1.1.01.	TERRENOS	240,000
297.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,500,000
297.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,500,000
297.2.3.2.1.00.	Gobierno Central	3,500,000
297.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	3,500,000

ARTÍCULO 210. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AGENCIA PANAMÁ - PACÍFICO para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,723,176



Desarrollo del Área Panamá - Pacífico	2,558,470
Total del Presupuesto de Funcionamiento	**5,281,646**
Inversión	
Desarrollo de Infraestructura	5,039,554
Total del Presupuesto de Inversión	**5,039,554**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,321,200**

CAPÍTULO XIV
2.98 AUTORIDAD DE ASEO URBANO Y DOMICILIARIO

ARTÍCULO 211. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2023:

Ingresos Totales	75,766,466
Menos: Aumento de Reservas	
Ingresos Disponibles	75,766,466
Gastos	75,766,466

ARTÍCULO 212. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

298.0.0.0.0.00.	AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	75,766,466
298.1.0.0.0.00.	INGRESOS CORRIENTES	55,766,466
298.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	55,766,466
298.1.2.1.0.00.	RENTA DE ACTIVOS	34,916,058
298.1.2.1.4.00.	Ingresos por Ventas de Servicios	34,916,058
298.1.2.1.4.02.	ASEO Y RECOLECCIÓN DE BASURA	34,916,058
298.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	19,850,408
298.1.2.3.1.00.	Gobierno Central	19,850,408
298.1.2.3.1.12.	MINISTERIO DE SALUD	19,850,408
298.1.2.6.0.00.	INGRESOS VARIOS	1,000,000
298.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,000,000
298.2.0.0.0.00.	INGRESOS DE CAPITAL	20,000,000
298.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	20,000,000
298.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	20,000,000
298.2.3.2.1.00.	Gobierno Central	20,000,000
298.2.3.2.1.12.	MINISTERIO DE SALUD	20,000,000

ARTÍCULO 213. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,332,894
Operación y Disposic. Res. Sólido	43,433,572
Total del Presupuesto de Funcionamiento	**55,766,466**
Inversión	
Obras Sanitarias y Equipamiento	20,000,000
Total del Presupuesto de Inversión	**20,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**75,766,466**



TÍTULO V
PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

ARTÍCULO 214. Se aprueban los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2023, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
T O T A L	69,076,930	138,342,387	207,419,317	83,405,873	124,013,444	207,419,317
SUPERINTENDENCIA DE BANCOS	24,387,660	0	24,387,660	21,623,860	2,763,800	24,387,660
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	9,289,238	0	9,289,238	7,884,238	1,405,000	9,289,238
BANCO DE DESARROLLO AGROPECUARIO	9,680,686	107,007,302	116,687,988	28,809,949	87,878,039	116,687,988
BANCO HIPOTECARIO NACIONAL	11,154,304	10,160,000	21,314,304	11,154,304	10,160,000	21,314,304
SUPERINTENDENCIA DEL MERCADO DE VALORES	7,100,000	0	7,100,000	6,999,630	100,370	7,100,000
INSTITUTO DE SEGURO AGROPECUARIO	7,465,042	21,175,085	28,640,127	6,933,892	21,706,235	28,640,127

ARTÍCULO 215. Se aprueban los gastos corrientes de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2023, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSF. CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
T O T A L	79,646,943	3,758,930	0	0	0	83,405,873
SUPERINTENDENCIA DE BANCOS	21,067,060	556,800	0	0	0	21,623,860
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	7,303,913	580,325	0	0	0	7,884,238
BANCO DE DESARROLLO AGROPECUARIO	26,450,044	2,359,905	0	0	0	28,809,949
BANCO HIPOTECARIO NACIONAL	11,112,204	42,100	0	0	0	11,154,304
SUPERINTENDENCIA DEL MERCADO DE VALORES	6,792,250	207,380	0	0	0	6,999,630
INSTITUTO DE SEGURO AGROPECUARIO	6,921,472	12,420	0	0	0	6,933,892





ARTÍCULO 216. Se aprueban los gastos de capital de los presupuestos de los Intermediarios Financiero para la vigencia fiscal de 2023, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	123,849,344	164,100	0	0	124,013,444
SUPERINTENDENCIA DE BANCOS	2,763,800	0	0	0	2,763,800
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	1,405,000	0	0	0	1,405,000
BANCO DE DESARROLLO AGROPECUARIO	87,878,039	0	0	0	87,878,039
BANCO HIPOTECARIO NACIONAL	10,160,000	0	0	0	10,160,000
SUPERINTENDENCIA DEL MERCADO DE VALORES	100,370	0	0	0	100,370
INSTITUTO DE SEGURO AGROPECUARIO	21,542,135	164,100	0	0	21,706,235

CAPÍTULO II
3.10 SUPERINTENDENCIA DE BANCOS

ARTÍCULO 217. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2023:

Ingresos Totales	24,387,660
Menos: Aumento de Reservas	
Ingresos Disponibles	24,387,660
Gastos	24,387,660

ARTÍCULO 218. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

310.0.0.0.0.00.	SUPERINTENDENCIA DE BANCOS	24,387,660
310.1.0.0.0.00.	INGRESOS CORRIENTES	24,387,660
310.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	20,599,150
310.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,580,800
310.1.2.3.1.00.	Gobierno Central	380,800
310.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	380,800
310.1.2.3.7.00.	Sector Privado	2,200,000
310.1.2.3.7.02.	FECI	2,200,000
310.1.2.4.0.00.	TASAS Y DERECHOS	17,728,350
310.1.2.4.2.00.	Tasas	17,728,350
310.1.2.4.2.15.	INSPECCIONES Y AVALÚOS	12,936,940
310.1.2.4.2.37.	TASA ANUAL FIDEICOMISO	1,144,530
310.1.2.4.2.50.	TASA DE REGULACIÓN BANCARIA	3,601,880
310.1.2.4.2.60.	TASA REGULACIÓN DE VALORES	15,000
310.1.2.4.2.63.	TASA REGISTRO ÚNICA	30,000
310.1.2.6.0.00.	INGRESOS VARIOS	290,000



310.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	200,000
310.1.2.6.0.26.	INGRESOS VARIOS	60,000
310.1.2.6.0.99.	OTROS INGRESOS VARIOS	30,000
310.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	88,510
310.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	88,510
310.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	88,510
310.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	3,700,000
310.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	3,700,000
310.1.4.2.0.01.	SALDO CORRIENTE	3,700,000

ARTÍCULO 219. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,548,248
Desarrollo y Regulación Bancaria	12,075,612
Total del Presupuesto de Funcionamiento	**21,623,860**
Inversión	
Equipamiento	2,763,800
Total del Presupuesto de Inversión	**2,763,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**24,387,660**

CAPÍTULO III
3.11 SUPERINTENDENCIA DE SEGUROS Y REASEGUROS

ARTÍCULO 220. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia de 2023:

Ingresos	9,289,238
Menos: Aumento de Reservas	
Ingresos Disponibles	9,289,238
Gastos	9,289,238

ARTÍCULO 221. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

311.0.0.0.0.00.	SEGUROS	9,289,238
311.1.0.0.0.00.	INGRESOS CORRIENTES	9,289,238
311.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	9,289,238
311.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,073,214
311.1.2.3.1.00.	Gobierno Central	7,073,214
311.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	7,073,214
311.1.2.4.0.00.	TASAS Y DERECHOS	1,782,999
311.1.2.4.2.00.	Tasas	1,782,999
311.1.2.4.2.66.	TASA DE REGULACIÓN DE SEGUROS Y REASEGUROS	1,782,999
311.1.2.6.0.00.	INGRESOS VARIOS	433,025
311.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	44,649
311.1.2.6.0.99.	OTROS INGRESOS VARIOS	388,376



ARTÍCULO 222. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de de gastos de la SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,553,423
Prot. y Fomento de Seguros y Reaseguros	2,330,815
Total del Presupuesto de Funcionamiento	**7,884,238**
Inversión	
Equipamiento de Tecnología	850,000
Equipamiento	555,000
Total del Presupuesto de Inversión	**1,405,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**9,289,238**

CAPÍTULO IV
3.15 BANCO DE DESARROLLO AGROPECUARIO

ARTÍCULO 223. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2023:

Ingresos	116,687,988
Menos: Aumento de Reservas	
Ingresos Disponibles	116,687,988
Gastos	116,687,988

ARTÍCULO 224. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

315.0.0.0.0.00.	BANCO DE DESARROLLO AGROPECUARIO	116,687,988
315.1.0.0.0.00.	INGRESOS CORRIENTES	9,680,686
315.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,059,694
315.1.2.1.0.00.	RENTA DE ACTIVOS	2,194
315.1.2.1.1.00.	Arrendamientos	2,194
315.1.2.1.1.01.	ARRENDAMIENTOS	2,194
315.1.2.4.0.00.	TASAS Y DERECHOS	1,057,500
315.1.2.4.2.00.	Tasas	1,057,500
315.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	1,057,500
315.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	8,620,992
315.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	8,620,992
315.1.3.1.0.17.	A SECTOR PRIVADO	8,620,992
315.2.0.0.0.00.	INGRESOS DE CAPITAL	107,007,302
315.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	40,982,045
315.2.1.1.0.00.	VENTA DE ACTIVOS	930,000
315.2.1.1.1.00.	Venta de Bienes Inmuebles	930,000
315.2.1.1.1.03.	OTRAS INSTALACIONES	930,000
315.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	40,052,045
315.2.1.3.7.00.	Sector Privado	40,052,045
315.2.1.3.7.01.	PRÉSTAMOS AGROPECUARIOS	39,852,045
315.2.1.3.7.06.	FONDO ESPECIAL DE CRÉDITOS DE CONTINGENCIAS	200,000
315.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	66,025,257
315.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	66,025,257
315.2.3.2.1.00.	Gobierno Central	66,025,257
315.2.3.2.1.10.	GOBIERNO CENTRAL (MIDA)	66,025,257



ARTÍCULO 225. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	17,288,085
Servicio de Crédito Agropecuario	11,521,864
Total del Presupuesto de Funcionamiento	**28,809,949**
Inversión	
Crédito Agropecuario	81,128,039
Equipamiento	3,170,000
Rehabilitación de Sucursales	880,000
Prog.Espec.Crédito Contingente	2,700,000
Total del Presupuesto de Inversión	**87,878,039**
TOTAL DEL PRESUPUESTO DE GASTOS	**116,687,988**

CAPÍTULO V
3.30 BANCO HIPOTECARIO NACIONAL

ARTÍCULO 226. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de de ingresos y gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2023:

Ingresos Totales	21,314,304
Menos: Aumento de Reservas	
Ingresos Disponibles	21,314,304
Gastos	21,314,304

ARTÍCULO 227. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

330.0.0.0.0.00.	BANCO HIPOTECARIO NACIONAL	21,314,304
330.1.0.0.0.00.	INGRESOS CORRIENTES	11,154,304
330.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,717,370
330.1.2.1.0.00.	RENTA DE ACTIVOS	132,000
330.1.2.1.1.00.	Arrendamientos	132,000
330.1.2.1.1.01.	ARRENDAMIENTOS	132,000
330.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,602,200
330.1.2.3.1.00.	Gobierno Central	1,602,200
330.1.2.3.1.14.	TRANSFERENCIA CORRIENTE	1,602,200
330.1.2.4.0.00.	TASAS Y DERECHOS	243,000
330.1.2.4.2.00.	Tasas	243,000
330.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	243,000
330.1.2.6.0.00.	INGRESOS VARIOS	740,170
330.1.2.6.0.11.	REINTEGROS	420,000
330.1.2.6.0.99.	OTROS INGRESOS VARIOS	320,170
330.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	8,436,934
330.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	8,436,934
330.1.3.1.0.17.	A SECTOR PRIVADO	8,436,934
330.2.0.0.0.00.	INGRESOS DE CAPITAL	10,160,000
330.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	5,160,000
330.2.1.1.0.00.	VENTA DE ACTIVOS	3,288,520
330.2.1.1.1.00.	Venta de Bienes Inmuebles	3,288,520
330.2.1.1.1.01.	TERRENOS	3,288,520

330.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	1,871,480
330.2.1.3.7.00.	Sector Privado	1,871,480
330.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	1,871,480
330.2.4.0.0.00.	SALDO EN CAJA Y BANCO	5,000,000
330.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	5,000,000
330.2.4.2.0.01.	SALDO DE CAPITAL	5,000,000

ARTÍCULO 228. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,248,460
Operaciones de Créditos	3,892,744
Transferencias Varias	13,100
Total del Presupuesto de Funcionamiento	**11,154,304**
Inversión	
Inversiones Propias del B.H.N.	9,160,000
Equipamiento	1,000,000
Total del Presupuesto de Inversión	**10,160,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**21,314,304**

CAPÍTULO VI
3.65 SUPERINTENDENCIA DEL MERCADO DE VALORES

ARTÍCULO 229. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2023:

Ingresos Totales	7,100,000
Menos: Aumento de Reservas	
Ingresos Disponibles	7,100,000
Gastos	7,100,000

ARTÍCULO 230. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

365.0.0.0.0.00.	SUPERINTENDENCIA DEL MERCADO DE VALORES	7,100,000
365.1.0.0.0.00.	INGRESOS CORRIENTES	7,100,000
365.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,100,000
365.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	15,000
365.1.2.3.1.00.	Gobierno Central	15,000
365.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	15,000
365.1.2.4.0.00.	TASAS Y DERECHOS	6,860,000
365.1.2.4.2.00.	Tasas	6,860,000
365.1.2.4.2.60.	TASA REGULACIÓN DE VALORES	6,860,000
365.1.2.6.0.00.	INGRESOS VARIOS	225,000
365.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	155,000
365.1.2.6.0.99.	OTROS INGRESOS VARIOS	70,000

ARTÍCULO 231. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2023, cuya asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,260,699
Regulación del Mercado de Valores	2,738,931
Total del Presupuesto de Funcionamiento	**6,999,630**
Inversión	
Fortalecimiento en Capacit. y Tecnología	100,370
Total del Presupuesto de Inversión	**100,370**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,100,000**

CAPÍTULO VII
3.90 INSTITUTO DE SEGURO AGROPECUARIO

ARTÍCULO 232. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2023:

Ingresos Totales	28,640,127
Menos: Aumento de Reservas	
Ingresos Disponibles	28,640,127
Gastos	28,640,127

ARTÍCULO 233. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

390.0.0.0.0.00.	INSTITUTO DE SEGURO AGROPECUARIO	28,640,127
390.1.0.0.0.00.	INGRESOS CORRIENTES	7,465,042
390.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,465,042
390.1.2.1.0.00.	RENTA DE ACTIVOS	4,950,637
390.1.2.1.4.00.	Ingresos por Ventas de Servicios	4,950,637
390.1.2.1.4.10.	PRIMA DE SEGUROS	4,950,637
390.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,500,000
390.1.2.3.1.00.	Gobierno Central	2,500,000
390.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	2,500,000
390.1.2.6.0.00.	INGRESOS VARIOS	14,405
390.1.2.6.0.99.	OTROS INGRESOS VARIOS	14,405
390.2.0.0.0.00.	INGRESOS DE CAPITAL	21,175,085
390.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	21,175,085
390.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	21,175,085
390.2.3.2.1.00.	Gobierno Central	21,175,085
390.2.3.2.1.10.	GOBIERNO CENTRAL (MIDA)	21,175,085

ARTÍCULO 234. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,908,112
Seguro Agropecuario	3,189,880
Total del Presupuesto de Funcionamiento	**7,097,992**
Inversión	
Infraestructura	367,050
Garantía para Actividad Agropecuaria	21,175,085
Total del Presupuesto de Inversión	**21,542,135**
TOTAL DEL PRESUPUESTO DE GASTOS	**28,640,127**

TÍTULO VI
PRESUPUESTOS DEL SECTOR PÚBLICO FINANCIERO

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DEL SECTOR PÚBICO FINANCIERO

ARTÍCULO 235. Se aprueban los presupuesto de las Entidades del Sector Público Financiero para la vigencia fiscal de 2023, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	794,032,220	2,437,033,580	3,231,065,800	633,220,360	2,597,845,440	3,231,065,800
BANCO NACIONAL DE PANAMÁ	461,549,400	1,559,511,300	2,021,060,700	354,542,200	1,666,518,500	2,021,060,700
CAJA DE AHORROS	332,482,820	877,522,280	1,210,005,100	278,678,160	931,326,940	1,210,005,100

ARTÍCULO 236. Se aprueban los gastos corrientes del Presupuesto del Sector Público Financiero para la vigencia fiscal de 2023, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSF. CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	503,459,930	103,815,430	0	0	25,945,000	633,220,360
BANCO NACIONAL DE PANAMÁ	275,445,100	79,097,100	0	0	0	354,542,200
CAJA DE AHORROS	228,014,830	24,718,330	0	0	25,945,000	278,678,160

ARTÍCULO 237. Se aprueban los gastos de capital del Presupuesto del Sector Público Financiero para la vigencia fiscal de 2023, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	2,596,605,150	1,240,290	0	0	2,597,845,440
BANCO NACIONAL DE PANAMÁ	1,665,805,000	713,500	0	0	1,666,518,500
CAJA DE AHORROS	930,800,150	526,790	0	0	931,326,940





CAPÍTULO II
3.45 BANCO NACIONAL DE PANAMÁ

ARTÍCULO 238. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2023:

Ingresos Totales	2,021,060,700
Menos: Aumento de Reservas	
Ingresos Disponibles	2,021,060,700
Gastos	2,021,060,700

ARTÍCULO 239. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

345.0.0.0.0.00.	BANCO NACIONAL DE PANAMÁ	2,021,060,700
345.1.0.0.0.00.	INGRESOS CORRIENTES	461,549,400
345.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	24,743,800
345.1.2.1.0.00.	RENTA DE ACTIVOS	800,200
345.1.2.1.3.00.	Ingresos por Venta de Bienes	800,200
345.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	800,200
345.1.2.4.0.00.	TASAS Y DERECHOS	23,943,600
345.1.2.4.2.00.	Tasas	23,943,600
345.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	23,943,600
345.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	436,805,600
345.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	401,281,400
345.1.3.1.0.11.	AL GOBIERNO CENTRAL	25,845,800
345.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	10,793,900
345.1.3.1.0.13.	A EMPRESAS PÚBLICAS	1,063,200
345.1.3.1.0.16.	A MUNICIPIOS	281,700
345.1.3.1.0.17.	A SECTOR PRIVADO	265,450,100
345.1.3.1.0.99.	OTROS INTERESES Y COMISIONES	97,846,700
345.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS S/VALORES	35,524,200
345.1.3.2.0.27.	POR SECTOR PRIVADO	35,524,200
345.2.0.0.0.00.	INGRESOS DE CAPITAL	1,559,511,300
345.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	1,559,511,300
345.2.1.1.0.00.	VENTA DE ACTIVOS	2,501,100
345.2.1.1.2.00.	Venta de bienes muebles	2,501,100
345.2.1.1.2.99.	OTROS BIENES MUEBLES	2,501,100
345.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	1,557,010,200
345.2.1.3.1.00.	GOBIERNO CENTRAL	569,025,000
345.2.1.3.1.01.	GOBIERNO CENTRAL.	569,025,000
345.2.1.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	75,000
345.2.1.3.2.10.	CAJA DE SEGURO SOCIAL	75,000
345.2.1.3.3.00.	Empresas Públicas	1,200,000
345.2.1.3.3.80.	EMPRESA METRO DE PANAMÁ, S.A.	1,200,000
345.2.1.3.6.00.	Municipios	1,464,000
345.2.1.3.6.76.	MUNICIPIO DE PANAMÁ	1,464,000
345.2.1.3.7.00.	Sector Privado	985,246,200
345.2.1.3.7.04.	PRÉSTAMOS VARIOS	985,246,200

ARTÍCULO 240. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2023, cuya estructura y y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Servicios Bancarios	284,198,200
Transferencias Varias	71,057,500
Total del Presupuesto de Funcionamiento	**355,255,700**
Inversión	
Crédito Comercial	1,176,036,100
Obras y Construcciones	33,851,800
Crédito Agropecuario	214,378,600
Crédito para Vivienda	216,000,000
Equipamiento de Sucursales	25,538,500
Total del Presupuesto de Inversión	**1,665,805,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,021,060,700**

CAPÍTULO III
3.60 CAJA DE AHORROS

ARTÍCULO 241. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la CAJA DE AHORROS para la vigencia fiscal de 2023:

Ingresos Totales	1,210,005,100
Menos: Aumento de Reservas	
Ingresos Disponibles	1,210,005,100
Gastos	1,210,005,100

ARTÍCULO 242. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

360.0.0.0.0.00.	CAJA DE AHORROS	1,210,005,100
360.1.0.0.0.00.	INGRESOS CORRIENTES	332,482,820
360.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	322,782,820
360.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	322,782,820
360.1.3.1.0.17.	A SECTOR PRIVADO	322,782,820
360.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	9,700,000
360.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	9,700,000
360.1.4.2.0.01.	SALDO CORRIENTE	9,700,000
360.2.0.0.0.00.	INGRESOS DE CAPITAL	877,522,280
360.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	377,697,891
360.2.1.1.0.00.	VENTA DE ACTIVOS	50,000
360.2.1.1.1.00.	Venta de Bienes Inmuebles	50,000
360.2.1.1.1.02.	EDIFICIOS	50,000
360.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	336,682,371
360.2.1.3.7.00.	Sector Privado	336,682,371
360.2.1.3.7.04.	PRÉSTAMOS VARIOS	336,682,371
360.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	40,965,520
360.2.1.4.9.00.	Sector Privado	40,965,520

360.2.1.4.9.01.	OTROS RECUPERACIÓN DE COLOCACIONES	40,965,520
360.2.4.0.0.00.	SALDO EN CAJA Y BANCO	499,824,389
360.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	499,824,389
360.2.4.2.0.01.	SALDO DE CAPITAL	499,824,389

ARTÍCULO 243. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CAJA DE AHORROS para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:




PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Servicios Bancarios	228,541,620
Transferencias Varias	24,718,330
Operaciones Financieras	25,945,000
Total del Presupuesto de Funcionamiento	**279,204,950**
Inversión	
Hipotecarios y Construcción	321,234,300
Adquisición Inmuebles y Equipo	7,095,000
Otros Préstamos	583,692,900
Fortalecimiento Tecnológico	12,284,000
Equipamiento de la Sede y Sucursales	6,493,950
Total del Presupuesto de Inversión	**930,800,150**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,210,005,100**



TÍTULO VII
PRESUPUESTOS DE OTRAS ENTIDADES DEL SECTOR PÚBLICO

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE OTRAS ENTIDADES DEL SECTOR PÚBLICO

ARTÍCULO 244. Se aprueban los presupuestos de Otras Entidades del Sector Público para la vigencia fiscal de 2023, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
T O T A L	430,967,849	178,944,614	609,912,463	378,845,783	231,066,680	609,912,463
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	265,143,149	0	265,143,149	239,770,715	25,372,434	265,143,149
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,994,700	0	2,994,700	2,874,019	120,681	2,994,700
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	162,830,000	178,944,614	341,774,614	136,201,049	205,573,565	341,774,614

ARTÍCULO 245. Se aprueban los gastos corrientes de los presupuestos de Otras Entidades del Sector Público para la vigencia fiscal de 2023, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSF. CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
T O T A L	187,648,028	70,448,795	0	0	120,748,960	378,845,783
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	117,922,832	33,022,883	0	0	88,825,000	239,770,715
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,752,819	121,200	0	0	0	2,874,019
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	66,972,377	37,304,712	0	0	31,923,960	136,201,049

ARTÍCULO 246. Se aprueban los gastos capital de los presupuestos de Otras Entidades del Sector Público para la vigencia fiscal de 2023, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
T O T A L	209,713,039	1,353,641	0	20,000,000	231,066,680
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	24,713,039	659,395	0	0	25,372,434
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	0	120,681	0	0	120,681
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	185,000,000	573,565	0	20,000,000	205,573,565



CAPÍTULO II

2.02 AEROPUERTO INTERNACIONAL TOCUMEN, S.A.

ARTÍCULO 247. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A para la vigencia fiscal de 2023:

Ingresos Totales	265,143,149
Menos: Aumento de Reservas	
Ingresos Disponibles	265,143,149
Gastos	265,143,149

ARTÍCULO 248. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

202.0.0.0.0.00.	AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	265,143,149
202.1.0.0.0.00.	INGRESOS CORRIENTES	265,143,149
202.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	265,143,149
202.1.2.1.0.00.	RENTA DE ACTIVOS	147,428,322
202.1.2.1.1.00.	Arrendamientos	102,083,991
202.1.2.1.1.01.	ARRENDAMIENTOS	102,083,991
202.1.2.1.3.00.	Ingresos por Venta de Bienes	15,237,555
202.1.2.1.3.04.	VENTA DE ENERGÍA	37,712
202.1.2.1.3.07.	AGUA	21,088
202.1.2.1.3.11.	COMBUSTIBLE	15,178,755
202.1.2.1.4.00.	Ingresos por Ventas de Servicios	30,106,776
202.1.2.1.4.03.	SERVICIOS TELÉFONICOS Y CABLEGRÁFICOS	1,200
202.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	24,200,766
202.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	2,965,000
202.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	2,184,680
202.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	755,130
202.1.2.4.0.00.	TASAS Y DERECHOS	90,026,661
202.1.2.4.1.00.	Derechos	77,274,157
202.1.2.4.1.17.	USO DE AEROPUERTOS	62,679,883
202.1.2.4.1.34.	ESTACIONAMIENTO PÚBLICO Y ESTAC	1,869,519
202.1.2.4.1.45.	OTRAS CONCESIONES	12,724,755
202.1.2.4.2.00.	Tasas	12,752,504
202.1.2.4.2.24.	TASA DE SERVICIO AEROPORTUARIO	12,752,504
202.1.2.6.0.00.	INGRESOS VARIOS	27,688,166
202.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	21,500
202.1.2.6.0.99.	OTROS INGRESOS VARIOS	27,666,666

ARTÍCULO 249. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	161,357,410
Operaciones Aeroportuarias	79,072,700
Total del Presupuesto de Funcionamiento	**240,430,110**
Inversión	
Ampliación y Remodelación	20,563,039
Plan de Expansión	4,150,000
Total del Presupuesto de Inversión	**24,713,039**
TOTAL DEL PRESUPUESTO DE GASTOS	**265,143,149**

CAPÍTULO III
2.75 EMPRESA NACIONAL DE AUTOPISTAS, S.A.

ARTÍCULO 250. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2023:

Ingresos Totales	2,994,700
Menos: Aumento de Reservas	
Ingresos Disponibles	2,994,700
Gastos	2,994,700

ARTÍCULO 251. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

275.0.0.0.0.00.	EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,994,700
275.1.0.0.0.00.	INGRESOS CORRIENTES	2,994,700
275.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,500,000
275.1.2.6.0.00.	INGRESOS VARIOS	1,500,000
275.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,500,000
275.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	1,494,700
275.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,494,700
275.1.4.2.0.01.	SALDO CORRIENTE	1,494,700

ARTÍCULO 252. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,994,700
Total del Presupuesto de Funcionamiento	**2,994,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,994,700**

CAPÍTULO IV
2.78 EMPRESA DE TRANSMISIÓN ELÉCTRICA , S.A.

ARTÍCULO 253. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2023:

Ingresos Totales	341,774,614
Menos: Aumento de Reservas	
Ingresos Disponibles	341,774,614
Gastos	341,774,614

ARTÍCULO 254. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

278.0.0.0.0.00.	EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	341,774,614
278.1.0.0.0.00.	INGRESOS CORRIENTES	162,830,000
278.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	162,830,000



278.1.2.4.0.00.	TASAS Y DERECHOS	161,630,000
278.1.2.4.2.00.	Tasas	161,630,000
278.1.2.4.2.65.	PEAJE POR TRANSMISIÓN DE ENERGÍA	161,630,000
278.1.2.6.0.00.	INGRESOS VARIOS	1,200,000
278.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,200,000
278.2.0.0.0.00.	INGRESOS DE CAPITAL	178,944,614
278.2.2.0.0.00.	RECURSOS DEL CRÉDITO	178,944,614
278.2.2.1.0.00.	CRÉDITO INTERNO	18,536,334
278.2.2.1.4.00.	Préstamos	18,536,334
278.2.2.1.4.18.	LÍNEA DE CRÉDITO BNP - ETESA	18,536,334
278.2.2.2.0.00.	CRÉDITO EXTERNO	160,408,280
278.2.2.2.5.00.	Bonos Externos	160,408,280
278.2.2.2.5.20.	BONOS EXTERNOS ETESA	160,408,280

ARTÍCULO 255. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2023, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	114,760,013
Operación Integrada	42,014,601
Total del Presupuesto de Funcionamiento	**156,774,614**
Inversión	
Transmisión	166,340,671
Fortalec. de Otras Inv. de Etesa	18,659,329
Total del Presupuesto de Inversión	**185,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**341,774,614**





TÍTULO VIII

CAPÍTULO I
OBJETO Y ÁMBITO

ARTÍCULO 256. Presupuesto General del Estado. El Presupuesto General del Estado es la estimación de los ingresos y la asignación máxima de los gastos que podrán comprometer las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros para ejecutar sus planes, programas y proyectos, así como para lograr los objetivos y las metas institucionales de acuerdo con las políticas del Gobierno, en materia de desarrollo económico y social.

ARTÍCULO 257. Objeto. Las Normas Generales de Administración Presupuestaria contienen el conjunto de disposiciones que regirán la ejecución, el seguimiento y la evaluación, así como el cierre y la liquidación del Presupuesto General del Estado para la vigencia fiscal de 2023, en complemento a las disposiciones legales vigentes en estas materias.

ARTÍCULO 258. Ámbito. Las Normas Generales de Administración Presupuestaria se aplicarán para el manejo del Presupuesto y serán de obligatorio cumplimiento para las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros.

En los municipios y juntas comunales estas normas se aplicarán supletoriamente. De igual forma, en las sociedades anónimas en las que el Estado posea el 51 % o más de las acciones o del patrimonio, en los temas que no desarrolle el respectivo instrumento jurídico mediante el cual se constituyen, siempre que no sean contrarios a la composición jurídica de las sociedades anónimas.

A las personas jurídicas que, al amparo de documento legal idóneo, administren bienes y fondos públicos les serán aplicables estas normas en lo relativo a la presentación de informes a la respectiva entidad estatal sobre el uso, manejo y disposición de los bienes y fondos puestos a su cuidado. La entidad respectiva, en cumplimiento del artículo 330, deberá remitir copia autenticada del informe a ella presentado, al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

CAPÍTULO II
EJECUCIÓN DEL PRESUPUESTO

ARTÍCULO 259. Ejecución del Presupuesto. La ejecución del Presupuesto es el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado.

La ejecución del Presupuesto se basa en dos niveles de competencias:




1. A nivel del ente rector, al que corresponde dirigir la administración presupuestaria del Sector Público mediante la asignación anual, registro, seguimiento y evaluación de la ejecución del Presupuesto General del Estado, así como su cierre y liquidación anual.

2. A nivel institucional, que es la instancia que realiza la asignación periódica para cada partida, autoriza el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado.

La ejecución del Presupuesto de Ingresos se fundamenta en el concepto de caja, que es la captación física de los recursos financieros, cuya disponibilidad permite la ejecución del Presupuesto de Gastos.

Corresponde a la Contraloría General de la República, conforme a la Constitución Política de la República, fiscalizar y regular mediante el Control Previo y Posterior todos los actos de manejo de fondos y otros bienes públicos a fin de que se realicen con corrección, según lo establecido en la ley.

Con el objeto de evaluar la gestión presupuestaria institucional, la información sobre la ejecución presupuestaria de gastos se elaborará sobre la base de la Autorización, el Compromiso, el Devengado y el Pago realizado por todos los bienes y servicios que reciben las instituciones que integran el Sector Público.

ARTÍCULO 260. Principios de la administración presupuestaria. Las actuaciones de quienes participen en las distintas fases de la administración presupuestaria se regirán por los principios de legalidad, transparencia, eficiencia, eficacia, publicidad y responsabilidad, para hacer efectivo el ejercicio periódico de la rendición de cuentas.

ARTÍCULO 261. Principio general. La institución no podrá autorizar el trámite para la adquisición de bienes y servicios, si en el Presupuesto no se cuenta con la asignación en la partida específica del gasto, ni podrá realizar ningún pago, si no se ha cumplido previamente con la formalización del registro presupuestario de esta obligación.

ARTÍCULO 262. Asignaciones mensuales. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas a más tardar quince días después de aprobado el Proyecto de Ley de Presupuesto General del Estado por el Consejo de Gabinete:

1. Las solicitudes de asignaciones mensuales de ingresos y gastos.
2. El flujo de caja por mes para el periodo fiscal.
3. Las metas en función de su estructura programática.

Las asignaciones máximas de los gastos de funcionamiento e inversión se distribuirán en asignaciones mensuales, de acuerdo con el cronograma de ejecución. Las asignaciones mensuales serán evaluadas por el Ministerio de Economía y Finanzas, basándose en los programas de trabajo, los cronogramas de actividades y la previsión del comportamiento de los ingresos. En caso de que las instituciones públicas no presenten las solicitudes en el plazo señalado, el Ministerio procederá a determinar tales asignaciones.

El Ministerio de Economía y Finanzas informará a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional sobre el detalle del Presupuesto General del Estado, incluyendo las asignaciones mensuales de los ingresos y gastos.

ARTÍCULO 263. Unidad de caja. Todos los ingresos del Gobierno Central deberán consignarse en el Presupuesto, y se depositarán a favor del Tesoro Nacional en el Banco Nacional de Panamá, contra el cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos, originadas en sus distintas dependencias.

Las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva ley y la Cuenta Única del Tesoro.

En el caso de los ingresos creados por leyes especiales con destino específico, su recaudación y depósito se harán de acuerdo con el presente artículo. Para mantener la información actualizada sobre estos ingresos, la respectiva entidad beneficiaria de estos informará los detalles de cada caso al Ministerio de Economía y Finanzas y a la Contraloría General de la República cada vez que sea creado uno de ellos.

ARTÍCULO 264. Fases de la ejecución del Presupuesto de Gastos. La ejecución del Presupuesto de Gastos se realiza en tres etapas secuenciales, posterior a su autorización administrativa correspondiente: Compromiso, Devengado y Pago, conceptos que se definen a continuación:

Compromiso: es el registro de la promesa adquirida por una institución pública, conforme a los procedimientos y a las normas establecidos, que conlleva una erogación a favor de terceros con cargo a la disponibilidad de fondos de la respectiva partida presupuestaria del periodo fiscal vigente, y constituye la compra de bienes o servicios.

Devengado: es el registro de la obligación de pagar por los bienes o servicios recibidos, entregados por el proveedor, sin considerar el momento en que se consumen. Su registro se hará mediante los informes de recepción de almacén o de servicios. El devengado es el considerado como el ejecutado para el análisis de la evaluación presupuestaria.

Pago: es el registro de la emisión y entrega de efectivo por caja menuda, cheque o transferencia electrónica de fondos a favor de los proveedores, por los bienes y servicios recibidos.


SECCIÓN 1.ª

INGRESOS O RENTAS


ARTÍCULO 265. Principios de universalidad, unidad y transparencia. El Presupuesto de Ingresos reflejará el total de los ingresos corrientes y de capital, incluyendo los de gestión institucional, del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas

Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros, de acuerdo con las fuentes de ingresos establecidas en el Manual de Clasificación Presupuestaria del Ingreso Público.

Esta información debe hacerse de conocimiento público a través de los medios de acceso masivo.

ARTÍCULO 266. Fondos de gestión institucional. Son los ingresos generados por las unidades administrativas de la entidad para solventar gastos específicos.

La totalidad de los ingresos de gestión institucional del Gobierno Central deberá incluirse en el Presupuesto General del Estado en cada vigencia fiscal. Los ingresos de gestión no podrán utilizarse para sustentar gastos de planilla, contratos, alquileres o cualquier otro gasto que genere una obligación recurrente.

El Tribunal Electoral queda exceptuado de esta prohibición cuando esté ejecutando un presupuesto de elecciones y los gastos se refieran al proceso electoral general.

Deben excluirse las donaciones en especie, los ingresos generados por los comités de salud, los clubes de padres de familia y las asociaciones de docentes y de servidores públicos, ya que no constituyen ingresos de gestión institucional por tratarse de organismos no gubernamentales. También deben excluirse los ingresos generados en centros educativos y universidades por la venta de bienes o servicios concesionados a terceras personas. En los casos de servicios concesionados, solo se ingresarán a la entidad los montos originados por el pago de la concesión o el alquiler acordado en el contrato.

Cuando una entidad pública dedicada al desarrollo de la ciencia, la tecnología y la investigación científica reciba fondos de organismos o empresas nacionales o del extranjero para realizar estudios, investigaciones y análisis relativos al desarrollo científico, tecnológico y sanitario, utilizará los mecanismos establecidos en los términos acordados en el respectivo documento suscrito con el suscriptor. Los gastos y activos resultantes en cada ejercicio fiscal deberán ser incorporados en cada periodo fiscal.

ARTÍCULO 267. Ingresos adicionales. Si una entidad del Gobierno Central o del Sector Descentralizado devenga, recauda o percibe un ingreso adicional autorizado por ley, decreto o resolución y quiere hacer uso de este ingreso, deberá incorporarlo al Presupuesto mediante crédito adicional, el primer año de su recaudo. Se incluyen en este concepto los ingresos de gestión institucional y las donaciones voluntarias o producto de convenios.

Igual tratamiento se dará a las donaciones en especie; no obstante, deberán ser puestas en conocimiento del Ministerio de Economía y Finanzas y de la Contraloría General de la República, para efectos del cierre y la liquidación del Presupuesto, según los procedimientos establecidos para dichas entidades. Esta información también se deberá poner en conocimiento a la Comisión de Presupuesto de la Asamblea Nacional respecto a este ingreso adicional, para efectos de la inclusión de este al Presupuesto mediante crédito adicional.

Las entidades gubernamentales que generan ingresos mayores de los estimados en su Presupuesto podrán ser utilizados prioritariamente por la entidad recaudadora para el rubro




exclusivo de inversión; de no ser ejecutados, el Ministerio de Economía y Finanzas podrá disponer el uso de estos exclusivamente para el rubro de inversión.

ARTÍCULO 268. Ingresos del crédito interno. Las entidades públicas podrán gestionar la contratación de recursos del crédito, previa autorización del Ministerio de Economía y Finanzas.

Las entidades públicas de financiamiento que otorgan facilidades de crédito a instituciones públicas suministrarán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que refleje el estado del crédito concedido a las entidades públicas.

ARTÍCULO 269. Excedentes de los ingresos. Cuando las recaudaciones de los ingresos excedan a los ingresos estimados en el Presupuesto General del Estado, podrán ser incorporadas, mediante créditos adicionales, para su uso.

En el caso de los ingresos corrientes, deberá tomarse del total de los excedentes, debidamente comprobado.

En caso de no procederse según lo indicado, se reflejará como saldo en caja al final del periodo. Cuando se trate de ingresos de aplicación específica, el excedente se determinará en forma individual.

ARTÍCULO 270. Aportes y dividendos al Estado. Las entidades públicas están en la obligación de cumplir con el aporte y dividendo de los ingresos contemplados dentro del Presupuesto General del Estado y deberán presentar a la Comisión de Presupuesto un informe trimestral de los aportes y dividendos del Estado y sus estados financieros. Si estos recursos son inferiores al presupuestado, las entidades comunicarán al Ministerio de Economía y Finanzas las razones por las cuales no puedan cumplir con el aporte, para su evaluación. El representante legal de la entidad y la junta directiva sustentarán la disminución ante la Comisión de Presupuesto de la Asamblea Nacional, y el Ministerio de Economía y Finanzas recomendará los ajustes en los gastos. En caso de que no se cumpla con esta disposición, el Ministerio de Economía y Finanzas ordenará mediante nota al Banco Nacional de Panamá y/o la Caja de Ahorros, según sea el caso, el débito de la cuenta.

ARTÍCULO 271. Ingresos recaudados inferiores a los presupuestados. Los ingresos recaudados son inferiores cuando en cualquier época del año fiscal el Ministerio de Economía y Finanzas considere que son inferiores a los establecidos en el Presupuesto General del Estado y no exista previsión para solventar tal situación.

ARTÍCULO 272. Modificación de los ingresos. Las entidades públicas podrán solicitar al Ministerio de Economía y Finanzas reducciones e incrementos entre las partidas de ingresos, a fin de mantener el monto de la recaudación programada y del equilibrio presupuestario. El Ministerio de Economía y Finanzas realizará las adecuaciones en la fuente de la partida de gastos cuando se requiera, y lo comunicará, según proceda, al solicitante, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 273. Depósito de los fondos públicos. El Banco Nacional de Panamá será el depositario oficial de los fondos públicos, y la Contraloría General de la República será la responsable de vigilar que, por ningún concepto, se abran cuentas en otras entidades financieras. En caso de que así se hiciera, aun cuando se trate de depósitos a plazo fijo, la Contraloría General de la República procederá a cancelar los fondos y a ingresar los depósitos al Tesoro Nacional o a la cuenta de la institución del Sector Descentralizado en el Banco Nacional de Panamá, según sea el caso.

Se exceptúan de esta disposición la Caja de Seguro Social, el Instituto para la Formación y Aprovechamiento de los Recursos Humanos, el Registro Público y las entidades autónomas del Estado reconocidas como tales en su respectivo instrumento orgánico, instituciones que, por la naturaleza de sus operaciones y el origen de sus recursos y reservas, podrán colocar parte de estos en la Caja de Ahorros, para lo cual deberán solicitar previamente autorización al Ministerio de Economía y Finanzas y notificar a la Contraloría General de la República para implementar el mecanismo de fiscalización y refrendo de esos recursos.

SECCIÓN 2.ª
EGRESOS O GASTOS

ARTÍCULO 274. Niveles de asignación de recursos. La asignación de recursos corresponderá al último rango o nivel de la estructura programática, que está constituida por: programa, subprograma y actividad o proyecto.

ARTÍCULO 275. Ejecución de las asignaciones mensuales. La ejecución del Presupuesto de Gastos se realizará en función de las asignaciones mensuales, la autorización administrativa institucional y sobre la base de las fases de Compromiso, Devengado y Pago.

ARTÍCULO 276. Control de las asignaciones mensuales. El control de las asignaciones mensuales lo llevará las propias instituciones, el Ministerio de Economía y Finanzas, por medio de la Dirección de Presupuesto de la Nación y la Contraloría General de la República, por medio de la Dirección de Métodos y Sistemas de Contabilidad, en el ámbito de sus respectivas competencias y responsabilidades. El saldo disponible de una partida al finalizar un mes será acumulado a la asignación del siguiente mes.

Cada institución, a través de la respectiva Oficina de Registro y Control Presupuestario, velará por el registro oportuno, exacto y correcto de los documentos de afectación presupuestaria, principalmente para que el compromiso corresponda a la naturaleza del gasto que se haya obtenido la autorización del nivel pertinente y que exista la disponibilidad presupuestaria para cubrirlo.

ARTÍCULO 277. Redistribución de las asignaciones mensuales. Las entidades públicas podrán solicitar redistribuciones de las asignaciones mensuales al Ministerio de Economía y Finanzas, que las evaluará y comunicará al solicitante cuando proceda.

La evaluación y comunicación se harán electrónicamente y se enviarán a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento, dentro de los primeros veinte días del mes.

ARTÍCULO 278. Escala salarial y límite de remuneración. La escala salarial para el nivel directivo de la Administración pública quedará consignada conforme a la estructura de puestos aprobada para cada institución.

Con excepción del presidente de la República, el vicepresidente, los ministros de Estado y demás cargos establecidos por ley, ningún funcionario podrá recibir en concepto de sueldo, gastos de representación o cualquiera otra remuneración una suma mayor que la asignada para el cargo de ministro de Estado, en cada concepto.

Quedan comprendidos dentro de la excepción que señala este artículo los decretos de personal de los ministerios del Gobierno Central que en forma expresa autorice el Órgano Ejecutivo y las acciones de personal del resto del Sector Público que autorice el Órgano Ejecutivo mediante decreto ejecutivo.

En el caso del Órgano Legislativo y del Órgano Judicial, esta excepción se aplicará para los sueldos superiores al monto de cinco mil balboas (B/.5,000.00) mensuales.

ARTÍCULO 279. Pago de vacaciones. Solo se pagarán las vacaciones a funcionarios activos cuando se haga uso del tiempo, y a los exfuncionarios, con cargo a créditos reconocidos, cuando la partida esté consignada en el presupuesto de la respectiva institución. La entidad se responsabiliza de consignar en el presupuesto las cifras requeridas para atender este pago.

Los funcionarios que hayan acumulado más de dos meses de vacaciones deberán hacer uso del excedente en forma programada.

El Órgano Ejecutivo podrá determinar lo conducente en cuanto a los organismos de seguridad del Estado.

PARÁGRAFO. Se exceptúa el caso de los funcionarios activos con periodos constitucionales o legales que sean nombrados y reelectos en sus cargos, quienes tendrán derecho a cobrar en efectivo las vacaciones correspondientes a periodos anteriores al que desempeñan, cuando exista la partida presupuestaria asignada en el Presupuesto.

ARTÍCULO 280. Prohibición de ejercer un cargo antes de la toma de posesión. Ninguna persona entrará a ejercer cargo público de carácter permanente, probatorio o transitorio, sin que antes hubiera tomado posesión del cargo, previa autorización del nombramiento mediante el decreto o resuelto de personal correspondiente, y solo tendrá vigencia fiscal con posterioridad a la fecha de la toma de posesión.



Si un funcionario pasa a ocupar otro cargo público o recibe un ajuste salarial, recibirá la nueva remuneración desde la fecha de toma de posesión y en ningún caso tendrá efecto retroactivo, salvo casos amparados en leyes especiales.

El personal que designe el Órgano Ejecutivo y el personal docente del Ministerio de Educación y de las universidades oficiales, así como los médicos y odontólogos internos y médicos residentes del Ministerio de Salud y de la Caja de Seguro Social, podrán iniciar sus servicios, siempre que la entidad cuente con la asignación presupuestaria correspondiente, antes de la formalización de su nombramiento, mediante una toma de posesión provisional, en la cual se constate el cargo, el número de posición, el monto de los emolumentos, la fecha de inicio de labores y las partidas presupuestarias correspondientes.

PARÁGRAFO. En los casos de sociedades anónimas en las que el Estado sea dueño del 51% o más de sus acciones o del patrimonio y cuya relación laboral es regida por el Ministerio de Trabajo y Desarrollo Laboral, el inicio de labores del funcionario quedará expresado en el respectivo contrato de trabajo.

ARTÍCULO 281. Ejercicio de un cargo laboral interino dentro del Sector Público. Cuando un servidor público se nombre interinamente en reemplazo en un cargo con estatus de licencia, se devengará el salario de ese cargo, solamente en el periodo de la licencia. La acción de nombramiento para ese reemplazo debe indicar la fecha de inicio y término del periodo que dure la interinidad.

ARTÍCULO 282. Acciones de personal. Las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos emitidos por las instituciones del Gobierno Central se remitirán al Ministerio de Economía y Finanzas para su revisión presupuestaria, que las remitirá posteriormente al presidente de la República para su consideración y aprobación. Las acciones de personal de las instituciones del Sector Descentralizado se remitirán al Ministerio de Economía y Finanzas para su verificación y registro presupuestario.

Todas las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos que integran el Sector Público deben ser remitidas al Ministerio de Economía y Finanzas para su revisión presupuestaria. El presupuesto relativo a Servicios Personales se formulará con base en la estructura de puestos existentes en el Ministerio de Economía y Finanzas.

Corresponderá a la entidad respectiva cumplir previamente con la reglamentación de la carrera pública a la que pertenece cada servidor público.

Se exceptúan de esta norma los nombramientos de ministros, viceministros, directores y subdirectores generales, gerentes y subgerentes generales, rectores y vicerrectores y administradores y sub administradores generales, los cuales se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su incorporación a la planilla correspondiente.

Las acciones de personal (nombramientos, destituciones, ajustes salariales y ascenso de personal fijo, transitorio y contingente) que realicen la Asamblea Nacional, la Contraloría General de la República, el Órgano Judicial, el Ministerio Público, el Tribunal Electoral, el




Tribunal de Cuentas, la Fiscalía General de Cuentas, la Defensoría del Pueblo y la Caja de Seguro Social se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento, y a la Contraloría General de la República para su incorporación a la planilla correspondiente. Se consideran como una extensión de la Asamblea Nacional las oficinas ubicadas en los circuitos electorales.

ARTÍCULO 283. Personal transitorio y contingente. Personal transitorio son los funcionarios que ocupan cargos en programas, actividades o proyectos, debidamente incluidos en la estructura de personal, cuyo periodo no será mayor de doce meses y expirará con la vigencia fiscal. Personal contingente son los funcionarios que ocupan cargos en programas o actividades con base en el detalle de la estructura de puestos, cuyo periodo no será mayor de seis meses y expirará con la vigencia fiscal.

Para estos nombramientos, la entidad correspondiente remitirá previamente las acciones de personal al Ministerio de Economía y Finanzas, para su debida verificación y registro presupuestario. Posteriormente, la entidad lo remitirá a la fiscalización de la Contraloría General de la República.

El personal asignado a proyectos de inversión cuyas fuentes de financiamiento involucren recursos locales y externos, se imputará únicamente al Objeto de Gasto 004 Personal Transitorio para Inversiones.

PARÁGRAFO. Las entidades públicas que realicen nombramientos de personal transitorio y contingente deberán incluir obligatoriamente el pago de las cuotas a la seguridad social y la respectiva partida del XIII mes, cuando se confeccionen las planillas adicionales y eventuales.

Cuando se requiera transferir personal transitorio o contingente a personal permanente, deberá realizarse a través de una posición vacante.

ARTÍCULO 284. Prohibición de nombrar personal interino. No se podrá nombrar personal con carácter interino cuando el titular del cargo se encuentre en uso de vacaciones o de licencia con derecho a sueldo, con excepción de los casos de funcionarios cuyas actividades están relacionadas directamente con la función de enseñanza-aprendizaje y de asistencia médica de las instituciones de educación y salud, respectivamente.

ARTÍCULO 285. Servicios especiales. Los servicios especiales comprenden los servicios prestados por profesionales, técnicos o personas naturales que no son empleados públicos, siempre que no se tengan cargos similares en la estructura de puestos de la entidad. Se podrá cargar a esta partida la contratación de funcionarios, cuando estos obtengan licencia sin sueldo en la institución donde laboran y los servicios sean prestados en una institución distinta a la que concede la licencia.

Corresponderá a la Contraloría General de la República la verificación y el control de la dualidad e incompatibilidad para el ejercicio de dicha contratación. Se entiende que no existe dualidad cuando el contratista sea pagado a través del Objeto de Gasto 172 y labore en el Sector Privado.

Los honorarios mensuales para este tipo de contratación no excederán el monto equivalente a tres mil balboas (B/3,000.00) mensuales, y la autorización se otorgará de acuerdo con el detalle incluido en el Presupuesto General del Estado. Los contratos que por la calidad del servicio excedan el monto establecido deberán contar con la excepción del Órgano Ejecutivo. Se excluyen de esta norma el Órgano Legislativo y el Órgano Judicial, cuyo monto y condiciones deberán establecerse mediante documento legal interno y enviar el detalle de la estructura al Ministerio de Economía y Finanzas. Dichas contrataciones tendrán que reflejar la información siguiente: tipo de servicio especial requerido, número de meses y monto de la cuantía mensual y total, y disponibilidad presupuestaria para cubrir las contribuciones a la seguridad social.

Los pagos de estos honorarios se podrán hacer conforme lo establezca el contrato mensual, quincenal o en forma parcial contra informe de avance, y el pago final contra la aprobación del producto final de los servicios contratados, de acuerdo con la plantilla de estructura de puestos, previamente autorizada y registrada por el Ministerio de Economía y Finanzas.

PARÁGRAFO. Los contratos por servicios especiales requerirán la autorización e incorporación en el sistema de registro presupuestario bajo la administración del Ministerio de Economía y Finanzas. Se remitirá constancia de estos registros a la Comisión de Presupuesto de la Asamblea Nacional y a la Contraloría General de la República para su incorporación a la planilla correspondiente.

ARTÍCULO 286. Pago de planillas adicionales. Para pagar las planillas adicionales, la entidad debe tener la disponibilidad presupuestaria para hacerle frente al pago y a las prestaciones correspondientes.

ARTÍCULO 287. Consultoría. La contratación de consultorías se ceñirá a los procedimientos previstos en la Ley de Contrataciones Públicas vigente y deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que cuenta con el financiamiento garantizado para la vigencia corriente. En los casos en que la consultoría se prolongue por dos o más vigencias fiscales, la entidad contratante se obliga a incluir en el presupuesto de las siguientes vigencias las partidas presupuestarias hasta culminar la fecha del contrato.

Los pagos de estos contratos se harán en forma parcial contra informe de avance y nota de aceptación satisfactoria, y el pago final, contra la aprobación del producto final de los servicios contratados o como se defina en el contrato.

Los contratos de consultoría con profesionales o técnicos, personas naturales o jurídicas, nacionales o extranjeros, para la realización de estudios, investigaciones, diseños, supervisión de obras, capacitación y otros de similar naturaleza se imputarán a la partida de consultorías, y deberán definir los objetivos, las tareas que se van a realizar y el cronograma de actividades.

ARTÍCULO 288. Gastos de representación. Solo tendrán derecho a gastos de representación los funcionarios que ocupen como titulares los cargos de: presidente de la República,



vicepresidente de la República, ministros y viceministros de Estado, secretarios generales, diputados, secretario y subsecretarios generales de la Asamblea Nacional, director y subdirector nacional de Asesoría Legal y Técnica de Comisiones, director nacional de Asesoría en Asuntos Plenarios, director nacional de Asesoría Legal en Asuntos Administrativos, rectores y vicerrectores de las universidades oficiales, procurador general de la nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, magistrados de los Tribunales Superiores, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal Administrativo Tributario, los Alcaldes de distrito y representantes de corregimiento, los magistrados del Tribunal Electoral, magistrados del Tribunal Administrativo de la Función Pública, el fiscal general electoral, magistrados del Tribunal de Cuentas, fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, contralor y subcontralor general de la República, gobernadores, director y subdirector del Instituto Técnico Superior Especializado, directores y subdirectores generales de las instituciones del Sector Descentralizado, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y sub administradores generales de las instituciones del Sector Descentralizado, gerentes y sub gerentes generales de las instituciones del Sector Descentralizado, secretario ejecutivo del SIACAP, director y subdirector general de la Policía Nacional, director y subdirector nacional de Inteligencia y Seguridad, director y subdirector general del Servicio Nacional de Fronteras, director y subdirector general del Servicio Nacional Aeronaval, director y subdirector general del Servicio Nacional de Migración, director y subdirector del Servicio de Protección Institucional de la Presidencia de la República, secretarios ejecutivos nacionales de la Presidencia de la República, jefes de misiones diplomáticas, directores y subdirectores nacionales, presidente, secretario y tesorero de los consejos provinciales de coordinación, directores regionales y provinciales, comisionados, subcomisionados, mayores y capitanes de la Policía Nacional, del Servicio Nacional Aeronaval, del Servicio de Protección Institucional de la Presidencia de la República, del Servicio Nacional de Fronteras, Benemérito Cuerpo de Bomberos (con cargos de Capitán, Mayores, Tenientes Coroneles y Coroneles), y los cargos que por ley tengan derecho, siempre que en el Presupuesto se provea la correspondiente asignación. Los gastos de representación se pagarán a los funcionarios mientras ejerzan sus respectivos cargos.

Durante la vigencia de la presente Ley, no podrán incrementarse los gastos de representación respecto a la asignación original para el cargo ni crearse para cargos que no están expresamente citados en el párrafo anterior

ARTÍCULO 289. Sobretiempo. Solo se reconocerá remuneración por sobretiempo cuando el servidor público haya sido previamente autorizado por el jefe inmediato a laborar en horarios extraordinarios. Dicho sobretiempo solo se podrá autorizar cuando exista la disponibilidad en la partida presupuestaria correspondiente y no exceda del 25 % de la jornada regular de un mes, para casos autorizados por el superior jerárquico inmediato del servidor público. Solo se pagará remuneración por trabajos extraordinarios efectivamente realizados hasta un monto que no exceda el 50 % del sueldo regular de un mes, en casos extraordinarios debidamente autorizados por el superior jerárquico inmediato del servidor público y la autoridad máxima



de la institución. Quedan exceptuados de los límites anteriores los funcionarios del Tribunal Electoral cuando se requieran consultas populares y los funcionarios del Sector Salud, por razones de servicios médicos asistenciales requeridos.

ARTÍCULO 290. Viáticos en el interior del país. Cuando se viaje en misión oficial dentro del territorio nacional, se reconocerán viáticos por concepto de alimentación y hospedaje de acuerdo con la tabla siguiente:

1.   Para titulares de las entidades públicas: ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas, del Tribunal Administrativo Tributario y del Tribunal Administrativo de la Función Pública, contralor y subcontralor general, fiscal general electoral, fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales y rectores y vicerrectores de las universidades oficiales, secretario ejecutivo del SIACAP, director y subdirector del Instituto Técnico Superior Especializado, miembros de las juntas directivas de las entidades que conforman el Sector Público, expresidentes y exvicepresidentes de la República, en función pública: B/.125.00 diarios.

2.   Para otros funcionarios: directores, subdirectores nacionales y de dependencias y el resto de los funcionarios: B/.100.00 diarios.

Cuando la misión se cumpla en un día, solo se reconocerán como viáticos los gastos de transporte y alimentación. En caso de que deba cumplirse en el lugar habitual de trabajo, fuera de las horas laborables, podrá reconocerse el gasto de alimentación y transporte con cargo a dichas partidas. Estos pagos se harán de acuerdo con el reglamento que establezcan las entidades, y en ningún caso excederán la tabla general de viáticos que establezca el Ministerio de Economía y Finanzas.

Los servidores públicos deberán rendir un informe de los resultados de la misión oficial realizada a su superior jerárquico.

ARTÍCULO 291. Viáticos en el exterior del país. En los casos en que sea necesario enviar a funcionarios en misiones oficiales del país, el titular de la institución pública que solicite la autorización para el viaje, o en quien delegue, presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida. Esta autorización solamente será revocada por el Ministerio de la Presidencia. La solicitud debe tener la información siguiente: el nombre del funcionario que habrá de viajar; el país o los países que visitará; el objeto del viaje; los resultados esperados de la misión; el costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario, y el detalle de la ruta itinerario de las líneas aéreas que se utilizarán. Se excluyen de este requisito los funcionarios de los Órganos Legislativo y Judicial, así como del Ministerio Público, de la Contraloría General de la República, del Tribunal Electoral, **del Tribunal Administrativo Tributario**, del Tribunal de Cuentas, de la Fiscalía General de Cuentas, de la Defensoría del Pueblo, las sociedades anónimas, las entidades financieras y la tripulación del avión presidencial. Los viáticos serán los siguientes:

1. Para ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas, del Tribunal Administrativo Tributario y del Tribunal Administrativo de la Función Pública, contralor y subcontralor general de la República, fiscal general electoral, fiscal general de cuentas, defensor del pueblo, director y subdirector del Instituto Técnico Superior Especializado, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales, rectores y vicerrectores de las universidades oficiales, secretario ejecutivo del SIACAP, miembros de la Junta Directiva que conforman las entidades del Sector Público, expresidentes y exvicepresidentes de la República, en función pública:

Europa, Asia, África y Oceanía	B/.600.00 diarios
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.500.00 diarios
México, Centroamérica, el Caribe y el resto de América Latina	B/.400.00 diarios.

2. Para otros funcionarios: directores, subdirectores nacionales y dependencias y el resto de los funcionarios:

Europa, Asia, África y Oceanía	B/.500.00 diarios
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.400.00 diarios
México, Centroamérica, el Caribe y el resto de América Latina	B/.300.00 diarios.

No se reconocerán viáticos al funcionario en misión oficial el día de regreso al país.

Cuando un funcionario participe en un evento internacional y la institución patrocinadora del exterior no cubra la totalidad de los viáticos, recibirá el 50 % del viático establecido en este artículo según la región a la que viaje.

Cuando el funcionario asista a algún evento cuya modalidad esté relacionada con una capacitación, deberá presentar el certificado que otorga el organismo respectivo, a su regreso al país.

Las tablas de viáticos en el exterior arriba señaladas no se aplicarán a los servidores públicos designados en cargos públicos de tiempo definido en el exterior, y a las capacitaciones y entrenamientos en el exterior de los servidores públicos cuando sean superiores a treinta días ordinarios. En su lugar, se aplicará una tabla de viáticos complementarios fijados por el Órgano Ejecutivo, a través del Ministerio de Relaciones Exteriores, mediante decreto ejecutivo, aplicada a la totalidad de las entidades públicas.




Se entiende que corresponde a cargos públicos de tiempo definido en el exterior, entre otras, la designación de personal diplomático en el exterior, incluidas las agregaturas policiales o de seguridad en las sedes diplomáticas, la representación del país o de instituciones estatales ante organismos internacionales similares.

El funcionario designado para atender misión oficial relacionada con las funciones que ejerce deberá presentar un informe sustantivo ante la Dirección Administrativa de su entidad, sobre los resultados de la misión atendida a su regreso al país, en el término de treinta días calendario. Cuando el funcionario asista por algún evento cuya modalidad esté relacionada con una capacitación, deberá presentar el certificado que otorga el organismo respectivo a su regreso al país.

Los funcionarios deberán enviar a la Autoridad Nacional de Transparencia y Acceso a la Información el correspondiente informe.

ARTÍCULO 292. Viajes de funcionarios al exterior. El presidente y el vicepresidente de la República, los ministros y viceministros, los diputados principales y suplentes, el secretario y los subsecretarios generales de la Asamblea Nacional, el defensor del pueblo, el adjunto del defensor del pueblo, el procurador general de la nación, el procurador de la Administración, los magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas, del Tribunal Administrativo Tributario y del Tribunal Administrativo de la Función Pública, el fiscal general electoral, el fiscal general de cuentas, el contralor y el subcontralor general de la República, los embajadores, los directores y subdirectores generales, los gerentes y subgerentes generales, los superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, los rectores y los administradores y subadministradores generales de las entidades del Sector Descentralizado, director y subdirector del Instituto Superior Especializado, secretario ejecutivo del SIACAP, expresidentes y exvicepresidentes de la República, en función pública, cuando viajen al exterior en misión oficial, podrán hacerlo en clase ejecutiva, siempre que el viaje sea mayor de tres horas, se exceptúan al presidente y el vicepresidente de la República, presidente del Órgano Legislativo y presidente del Órgano Judicial. El resto de los funcionarios que viajen al exterior en misión oficial viajarán en clase económica.

Los funcionarios que requieran viajar en una clase superior deberán pagar la diferencia de su propio peculio.

PARÁGRAFO. A los miembros de las juntas directivas de las entidades del Sector Público, se les reconocerá el viaje en clase ejecutiva, siempre que el viaje sea mayor de tres horas.

ARTÍCULO 293. Transferencias a entidades descentralizadas. Las transferencias corrientes y de capital a favor de las entidades descentralizadas se asignarán y ejecutarán a través del ministerio coordinador del sector para fines de registro e información sectorial.

ARTÍCULO 294. Pago de obligaciones a la seguridad social. Los pagos correspondientes a la seguridad social serán centralizados a través de la Dirección General de Tesorería del Ministerio de Economía y Finanzas, que retendrá la porción correspondiente al pago de las obligaciones de la seguridad social de las entidades del Gobierno Central, las Entidades Descentralizadas Subsidiadas, las Entidades Públicas Subsidiadas, las Alcaldías y las Juntas Comunales.

ARTÍCULO 295. Transferencias a personas naturales o jurídicas. Cuando se trate de transferencias a personas naturales o jurídicas y a organismos internacionales, el ministerio respectivo autorizará la disposición de dichos recursos y llevará un registro y control de los desembolsos, de conformidad con las normas y procedimientos vigentes.

ARTÍCULO 296. Indemnizaciones ordenadas por los tribunales ordinarios y de arbitrajes. Las sentencias ejecutoriadas de los tribunales que ordenen indemnizaciones son de obligatorio cumplimiento para las instituciones públicas. Para cumplir esta obligación, la respectiva institución podrá solicitar una transferencia de partida o un crédito adicional para cubrir tal erogación si no hubiera asignación para ese propósito. Cuando estas indemnizaciones causen erogación en más de un ejercicio fiscal, las partidas correspondientes deberán consignarse anualmente en el presupuesto de la institución pública respectiva hasta su cancelación.

En el caso de pago de obligaciones adeudadas a funcionarios fallecidos, la cancelación de esas sumas a quienes resulten sus beneficiarios se realizará conforme lo dispone la ley.

El Ministerio de Economía y Finanzas para hacerle frente a los fallos judiciales y de arbitrajes contra la nación podrá usar partidas presupuestarias de la entidad pública que dio origen a la demanda. En este sentido, el Ministerio de Economía y Finanzas transferirá mediante el procedimiento de traslados de partidas las asignaciones presupuestarias correspondientes, para que en nombre de la nación honre la obligación del fallo.

ARTÍCULO 297. Prestaciones laborales a los servidores públicos. Toda persona nombrada permanente o eventual en cargos en el Órgano Ejecutivo, el Órgano Legislativo, la Contraloría General de la República, la Caja de Seguro Social, las Instituciones Descentralizadas y los Intermediarios Financieros que perciba remuneración del Estado y sea destituida de su cargo en la Administración pública de manera injustificada tendrá derecho a recibir una indemnización calculada de acuerdo con la ley.

ARTÍCULO 298. Uso de celulares. El gasto en concepto de celulares adquiridos para el servicio público, de acuerdo con los límites contratados, incluyendo los de tecnología avanzada, solo se reconocerá a los funcionarios que ejercen los cargos de presidente y vicepresidente de la República, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, ministros y viceministros de Estado, gobernadores, magistrados de la Corte Suprema de Justicia, procurador general de la nación, procurador de la Administración, contralor y subcontralor general de la República, defensor del pueblo, adjunto del defensor del pueblo, magistrados del Tribunal Electoral, fiscal general electoral, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal de Cuentas, magistrados del Tribunal Administrativo de la Función Pública, fiscal general de cuentas, magistrados del Tribunal Administrativo Tributario, directores y subdirectores generales, gerentes y subgerentes generales, administradores y subadministradores generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, rectores de universidades oficiales, director y subdirector del Instituto Superior Especializado, secretario ejecutivo del SIACAP y secretarios y subsecretarios generales de las entidades del Sector Público.

Adicionalmente a los funcionarios señalados en el párrafo anterior, tendrán derecho al uso de celulares en los ministerios los directores y subdirectores nacionales, secretario general, subsecretario general, así como los asistentes, los asesores, las secretarias y el personal de seguridad del ministro o viceministro y de los diputados, que así lo requieran por la naturaleza de sus funciones y lo hayan autorizado por escrito.

De igual manera, tendrán el mismo derecho los directores y subdirectores nacionales de las entidades del Sector Descentralizado.

Los funcionarios no autorizados en los párrafos anteriores deberán incluirse mediante una resolución administrativa firmada por el representante legal de la entidad.

El gasto de celular no podrá ser reforzado en la vigencia fiscal corriente.

ARTÍCULO 299. Adquisiciones y contratos multianuales. En las compras de medicamentos, de equipo e instrumental médico-quirúrgico, de laboratorio, sanitario, odontológico, de rayos X y otros similares, así como en los contratos de alquiler, de mantenimiento, de arrendamiento financiero y operativo y de consultoría, cuya duración sea mayor de un año, se procederá como sigue:

1. La institución cumplirá con el tiempo estimado de los contratos por adquisiciones de bienes y servicios, la certificación de partida presupuestaria de la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y los pagos efectivos durante el transcurso de dicha ejecución, para cada vigencia fiscal.

2. El acto público se realizará por el valor total del contrato de la adquisición de bienes y servicios. El contrato indicará la partida presupuestaria correspondiente al pago estimado para la vigencia en curso y la obligación de la institución de incluir en los presupuestos de las próximas vigencias fiscales las partidas presupuestarias programadas por los montos a pagar en dichas vigencias.

ARTÍCULO 300. Renovación y/o contratación de arrendamiento de oficinas. Cuando una entidad requiera prorrogar o contratar un nuevo arrendamiento de oficinas, cuyo monto sea superior a ciento cincuenta mil balboas (B/.150,000.00) anual o el canon de arrendamiento mensual a pagar sea superior a once balboas con cincuenta centésimos (B/.11.50) por m², deberá someterlo a la consideración del Consejo Económico Nacional para su evaluación, y requerirá de la certificación de la partida presupuestaria por la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, en la que conste que cuenta con la asignación presupuestaria correspondiente.



PARÁGRAFO. Los contratos por arrendamiento de oficina deberán contener por separado el canon de mantenimiento cuando corresponda y el monto mensual de este no podrá ser mayor del monto mensual vigente en el año 2022 o al último acordado.

ARTÍCULO 301. Transferencias electrónicas de las asignaciones presupuestarias. El Ministerio de Economía y Finanzas, por medio de la Dirección General de Tesorería, transferirá a las entidades públicas, mediante las asignaciones mensuales, los recursos programados e imputará electrónicamente dicha transferencia en la partida de gasto del ministerio sectorial correspondiente.

ARTÍCULO 302. Pago del bono de incentivo por mejora en la recaudación fiscal. Las instituciones públicas cuya función sea recaudar ingresos para la Hacienda Pública y tengan incentivo de bonificación reconocido por Ley cobrarán el bono correspondiente cuando las recaudaciones del periodo fiscal sean superiores a lo presupuestado en el año fiscal vigente.

Toda bonificación debe ser registrada en el Presupuesto General del Estado.

ARTÍCULO 303. Liberación de saldos de partidas comprometidas y no devengadas. Las entidades podrán a partir del 1 de julio descomprometer partidas presupuestarias que a su entendimiento no serán ejecutadas (devengadas) en la vigencia fiscal correspondiente. Para este fin, las entidades deberán enviar nota formal al Ministerio de Economía y Finanzas, en la cual la entidad establece los saldos de las partidas que no podrán ser ejecutadas (devengadas) en la vigencia fiscal para que el Ministerio de Economía y Finanzas proceda a liberar los saldos de estas partidas.

ARTÍCULO 304. Juntas directivas. Las dietas de las juntas directivas de las entidades públicas no excederán de quinientos balboas (B/.500.00) por sesión, y se reconocerán por un máximo mil balboas (B/.1,000.00) por mes. Las dietas no podrán ser modificadas en la presente vigencia fiscal.

ARTÍCULO 305. Subsidios de transporte público y de interés social. Las asignaciones presupuestarias en concepto de subsidios de transporte público estatal y los de interés social serán previamente evaluados por el ministerio rector, en coordinación con el Ministerio de Economía y Finanzas, mediante un estudio y aprobado en el Presupuesto General del Estado. Este estudio será presentado a la Comisión de Presupuesto de la Asamblea Nacional.


SECCIÓN 3.ª

EJECUCIÓN DE LAS INVERSIONES PÚBLICAS


ARTÍCULO 306. Ejecución de inversiones. La ejecución de inversiones se inicia con el llamado acto público o la solicitud de excepción. Para tal fin, se deberá contar previamente con su autorización en el Presupuesto General del Estado y la disponibilidad de la partida presupuestaria en cada periodo fiscal.

El llamado acto público o la solicitud de excepción deberá indicar la partida presupuestaria con cargo a la cual se realizará el gasto. Las entidades con proyecto de ejecución en más de un periodo fiscal tendrán la obligación de incluir los recursos necesarios para atender dichos gastos en el Presupuesto General del Estado de las vigencias fiscales correspondientes.

Las inversiones públicas podrán ejecutarse a través del Programa de Dinamización de Inversiones para aplicar normas del Convenio con la Oficina de las Naciones Unidas para Servicios a Proyectos (UNOPS), del Programa de las Naciones Unidas para el Desarrollo (PNUD) o cualesquiera otros programas que autorice el Órgano Ejecutivo.

ARTÍCULO 307. Inversiones públicas por contrato. Las inversiones públicas se realizarán por contrato. Para este propósito, las instituciones ejecutoras prepararán o contratarán, con cargo al proyecto, los servicios profesionales o técnicos y de firmas privadas para la confección de los correspondientes pliegos, planos, especificaciones y cronogramas de trabajo que servirán para la realización del acto público y demás trámites pertinentes.

Para estos efectos, las instituciones estatales deberán aportar a la Comisión de Presupuesto de la Asamblea Nacional un estudio de factibilidad y cronograma de ejecución previo, que sustente y garantice el proyecto a ejecutar como inversión pública responsable.

ARTÍCULO 308. Inversiones públicas por administración directa. En caso de urgencia, las inversiones podrán ejecutarse por administración directa. La institución ejecutora deberá contar, antes del inicio de la obra, con los planos terminados, el presupuesto de la obra y el cronograma de realizaciones. El personal asignado a las oficinas ejecutoras de proyectos se podrá contratar como personal contingente o transitorio con cargo al presupuesto de funcionamiento, y podrá permanecer hasta que concluya la ejecución del proyecto. En los casos de proyectos de inversión, cuyas fuentes de financiamiento involucren recursos tanto locales como externos, se viabiliza la utilización del objeto de gastos Personal Transitorio para Inversiones (004). La contratación requerida por servicios profesionales se hará con base en lo establecido en el artículo 285.

PARÁGRAFO. Los costos de la administración del proyecto, incluyendo al personal asignado, no excederán el 30 % del monto total de la asignación anual del proyecto.

ARTÍCULO 309. Anticipo y pago a contratistas. No se autorizarán pagos sin la presentación de las cuentas debidamente examinadas por la Contraloría General de la República, sobre obras efectivamente realizadas o sobre sus avances. Cuando la ejecución del contrato o de la obra requiera de desembolsos anticipados, el pliego de cargos y las especificaciones técnicas de la licitación pública así lo harán constar, al igual que el respectivo contrato de ejecución de obra, con indicación del requisito de constitución de la fianza de pago anticipado que deberá ser del 100 % del valor anticipado.

En ningún caso, la entidad estatal contratante podrá realizar pagos anticipados que excedan el 20 % del monto contratado.

ARTÍCULO 310. Pago mediante cartas de crédito. La forma de pago mediante el mecanismo de carta de crédito, para compras locales y para compras en el exterior, se utilizará por el Sector Público cuando la naturaleza de la obra así lo amerite, siempre que el pliego de cargos de la respectiva licitación así lo haga constar y quede debidamente estipulado en el correspondiente contrato. La gestión para la apertura del crédito ante el Banco Nacional de Panamá deberá ser previamente autorizada por el Ministerio de Economía y Finanzas y refrendada por la Contraloría General de la República.

ARTÍCULO 311. Inversiones multianuales. Para los efectos de proyectos de inversión de duración mayor de un año, se procederá como sigue:

1. La institución, junto con la Dirección de Presupuesto de la Nación y la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas, estimará el tiempo de ejecución del proyecto y los pagos efectivos durante el transcurso de ejecución de este.

2. La licitación pública se realizará por la totalidad del proyecto, y el contrato entre el Estado y el contratista incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, debidamente certificada por la Dirección de Presupuesto de la Nación. De igual forma, el contrato deberá incluir una cláusula que obligue a la institución, y por ende al Estado, a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante esas vigencias correspondientes. Estos proyectos tendrán prioridad sobre cualquier otro proyecto y la institución estará obligada a ejecutar el proyecto en forma prioritaria. Asimismo, el Ministerio de Economía y Finanzas, a través del Presupuesto General del Estado de las vigencias fiscales correspondientes, honrará las obligaciones contraídas y les dará prioridad a los proyectos en ejecución.

ARTÍCULO 312. Aumento del costo de la inversión. Los aumentos del costo total de un proyecto de inversión, debidamente justificados por razones técnicas no previstas en los planos y especificaciones originales, deberán contar previamente con las asignaciones presupuestarias respectivas.

Las adendas por incremento de monto de un contrato deberán cumplir con las autorizaciones que indica la Ley de Contrataciones Públicas para las modificaciones o adiciones a los contratos con base en el interés público.

ARTÍCULO 313. Registro de gastos en los proyectos de inversión. Los desembolsos de los fondos a través de convenios de empréstitos o donaciones deberán ingresar a la Cuenta Única del Tesoro para efectos de registro y, posteriormente, podrán ser depositados en las cuentas indicadas en dichos convenios o donaciones, para los efectos de su administración.

No se registrarán gastos en los proyectos de inversión con financiamiento local, si previamente no se han recibido los desembolsos correspondientes.

ARTÍCULO 314. Registro de las inversiones financieras del Banco Nacional de Panamá, la Caja de Ahorros, la Caja de Seguro Social, las Operaciones Financieras y el Servicio de la Deuda Pública. Por la naturaleza de las inversiones financieras que realizan el Banco Nacional de Panamá, la Caja de Ahorros y la Caja de Seguro Social, los cuales compiten en el mercado financiero, se autoriza para que estas entidades en su Programa de Inversiones Financieras realicen las modificaciones en ejecución de las asignaciones presupuestarias, con la finalidad de mantener el equilibrio entre los gastos y el presupuesto autorizado. De igual manera, esta medida se aplicará a los intereses y comisiones que se pagan a los cuentahabientes, comisiones y gastos bancarios de estas entidades financieras.

Adicionalmente, esto regirá también para cualquier operación financiera, amortización y manejo de pasivo en que incurra el Estado.

ARTÍCULO 315. Contratos de préstamos externos. Los pliegos de cargos y demás documentos de las licitaciones para la ejecución de obras o adquisición de bienes y servicios, financiados con fondos provenientes de contratos de préstamos con organismos financieros internacionales o gobiernos extranjeros, podrán incluir las normas y procedimientos previstos en dichos contratos.

PARÁGRAFO. Solamente se comprometerá el pago con fuente externa cuando se haya recibido el desembolso o esté garantizada su recepción oficialmente.

ARTÍCULO 316. Solicitud mensual de las asignaciones de fondos a la Dirección de Tesorería. Con la finalidad de mantener una eficiente programación de caja, las entidades subsidiadas solicitarán a la Dirección General de Tesorería mensualmente la asignación de fondos para hacerle frente a los pagos durante el mes correspondiente, compatibilizando la asignación del subsidio con la programación de caja de la Dirección General de Tesorería. Para dar cumplimiento a esta disposición, las entidades subsidiadas deberán presentar a la Dirección General de Tesorería y a la Dirección de Presupuesto de la Nación el flujo de caja mensualizado, a más tardar en el mes de diciembre de la presente vigencia fiscal, y las actualizaciones del flujo, al final de cada mes.

ARTÍCULO 317. Proyecto de inversión. Ningún proyecto de inversión podrá ejecutarse sin que previamente exista el estudio de costos y beneficio social, si el monto es igual o mayor de 0.1 % del Presupuesto General del Estado y de prefactibilidad en caso de montos menores de 0.1 % y mayores de cinco millones de balboas (B/.5,000,000.00).

ARTÍCULO 318. Fondo de Preinversión. Las Instituciones Públicas y los Gobiernos Locales podrán solicitar al Fondo de Preinversión del Ministerio de Economía y Finanzas financiamiento para la realización de estudios de los proyectos de inversión.



SECCIÓN 4.ª

MODIFICACIONES AL PRESUPUESTO

ARTÍCULO 319. Traslado de partida. El traslado de partida es la transferencia de recursos en las partidas del Presupuesto, con saldo disponible de fondos o sin utilizar, a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria.

Los traslados de partidas serán tramitados como tales a partir del 1 de febrero y hasta el 15 de noviembre; no obstante, podrán realizarse en cualquier época del año en el caso de obras de inversiones y gastos para la atención de servicios sociales.

Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias y de los ahorros comprobados en la ejecución presupuestaria debidamente autorizadas por el representante legal de la entidad, o quien él designe, al Ministerio de Economía y Finanzas, que previa verificación de la efectiva disponibilidad de saldos no comprometidos tramitará o no la correspondiente solicitud. Los traslados de partidas de doscientos mil balboas (B/.200,000.00) o más se remitirán a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo. Una vez aprobados mediante resolución por la Comisión de Presupuesto de la Asamblea Nacional, el Ministerio de Economía y Finanzas incorporará esta aplicación al Sistema Informático aprobado por el Ministerio de Economía y Finanzas y notificará a la entidad.

Si la Comisión no realiza ninguna actuación dentro de los treinta días calendario siguientes al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si, por el contrario, la Comisión de Presupuesto de la Asamblea Nacional realiza algún tipo de actuación con respecto a la solicitud de traslado, se suspende el término, y se comunicará a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y a la entidad solicitante, hasta que la entidad solicitante realice sustentación ante la Comisión, que la aprobará o la rechazará.

Previa evaluación del Ministerio de Economía y Finanzas, las entidades públicas podrán realizar en forma expedita los traslados de partidas menores de la suma de doscientos mil balboas (B/.200,000.00), que podrán ser tramitados, realizados y autorizados por estas, y remitidos dentro de los primeros veinte días de cada mes, para su información a la Comisión de Presupuesto y al Ministerio de Economía y Finanzas. La Comisión de Presupuesto no tramitará traslado adicional a ninguna institución que incumpla con la remisión del respectivo informe. Esta Comisión podrá hacer las citaciones a las instituciones solicitantes, cuando considere necesario requerir una sustentación de estos traslados. Para dar cumplimiento a esta disposición, la Dirección Nacional de Contabilidad parametrizará en el Sistema Informático lo señalado en el artículo siguiente, sobre las limitaciones a los traslados de partidas, para mantener controles correspondientes, de tal manera que se cumpla con las disposiciones que establece la Ley 34 de 2008, de Responsabilidad Social Fiscal, la Ley 38 de 2012, que crea el Fondo de Ahorro de Panamá, y las reformas a dichas legislaciones establecidas por la Ley 51 de 2018.

PARÁGRAFO 1. En los casos de emergencia nacional declarada por el Consejo de Gabinete, mediante resolución, se faculta al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, para realizar traslados de partidas con el fin de hacerle frente a dicha emergencia, por un monto de hasta un millón de balboas (B/.1,000,000.00) y en cumplimiento con la Ley 34 de 2008, de Responsabilidad Social Fiscal. La documentación correspondiente se remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento. Esta Comisión podrá citar a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados. La institución beneficiada deberá presentar en treinta días calendario, concluida su ejecución, toda la documentación sobre el uso de estos fondos a la Comisión de Presupuesto.

PARÁGRAFO 2. No se podrá dividir la asignación presupuestaria del objeto de gasto de la partida presupuestaria en partes o grupos, con el fin de que el monto objeto del traslado no alcance los doscientos mil balboas (B/.200,000.00).

PARÁGRAFO 3. En los casos de traslados de partidas o créditos adicionales para realizar pagos a proveedores por bienes y servicios o para honrar cuentas devengadas por inversión, el pago deberá realizarse en un término no mayor de sesenta días hábiles a partir de la presentación de la gestión de cobro. Las entidades solicitantes deberán remitir un informe sobre el cumplimiento de estos pagos al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional. Hasta que no se cumpla esta obligación, no se tramitará traslado adicional.

ARTÍCULO 320. <u>Limitaciones a los traslados de partidas.</u> Las solicitudes de traslados de saldos de las partidas de gastos deberán ajustarse a las normas siguientes:

1. Los saldos de ahorros comprobados de las partidas de servicios básicos y de contribuciones a la seguridad social solamente se podrán utilizar para reforzar objetos de gastos entre sí, o sea, entre servicios básicos y entre contribuciones a la seguridad social y sus correspondientes créditos reconocidos o vigencias expiradas.

2. Los saldos de ahorros comprobados de la partida de sueldos fijos solamente se podrán utilizar para reforzar objetos de gastos dentro del grupo de servicios personales, otras pensiones y jubilados (609), indemnizaciones laborales (612), medicamentos (244), insumos médico-quirúrgicos (que abarca los siguientes objetos de gastos: 274, 276, 277 y 278 del Ministerio de Salud, el Instituto Conmemorativo Gorgas de Estudios de la Salud y la Caja de Seguro Social) y partidas de inversión.

3. Los saldos de las partidas de gastos de funcionamiento podrán ser trasladados entre sí, con excepción de alimentos para consumo humano, de cuotas a organismos internacionales y del Servicio de la Deuda Pública. En caso de que se identifiquen ahorros comprobados en estos objetos de gastos, serán verificados por el Ministerio de Economía y Finanzas.

4. Los saldos de las partidas de funcionamiento podrán reforzar proyectos de inversión; no obstante, las partidas de inversión no podrán trasladarse para reforzar partidas de funcionamiento.

5. Los saldos de las partidas de inversiones podrán trasladarse entre sí.




6.   La cancelación o posposición de proyectos de inversión presupuestados en la vigencia podrán reforzar otros proyectos con partidas insuficientes o crear nuevos proyectos de inversión.

7.   Se prohíbe trasladar saldos disponibles para reforzar las partidas del objeto del gasto codificadas en el grupo de Asignaciones Globales, con excepción de los Gastos del Servicio Exterior, de Emergencias Nacionales y Reservas para Contingencias.

ARTÍCULO 321. <u>Créditos adicionales</u>. Los créditos adicionales son los que aumentan el monto del Presupuesto General del Estado y se dividen en dos clases: extraordinarios y suplementarios. Los extraordinarios son los que se aprueban con el fin de atender causas imprevistas y urgentes, así como los gastos que demanden la creación de un servicio y/o proyecto no previsto en el Presupuesto. Los suplementarios son los destinados a proveer la insuficiencia en las partidas existentes en el Presupuesto.

ARTÍCULO 322. <u>Viabilidad de los créditos adicionales</u>. Los créditos adicionales serán viables cuando exista un superávit o excedente real comparado contra el Presupuesto de Ingresos, cuando exista un ingreso que no haya sido incluido en el Presupuesto o cuando se cree uno nuevo.

Dichas solicitudes de créditos adicionales se tramitarán de acuerdo con los niveles de ejecución de los programas, las actividades y los proyectos demostrados por las entidades solicitantes.

ARTÍCULO 323. <u>Plazos para los créditos adicionales</u>. Los créditos adicionales que se generen en las instituciones públicas se solicitarán al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, acompañados de una justificación que permita a este Ministerio realizar un análisis evaluativo de su viabilidad. En el caso de las entidades del Sector Descentralizado, se deberá incluir la resolución de aprobación de la respectiva junta directiva. Las solicitudes se podrán presentar entre el 1 de febrero y el 30 de octubre del año de la vigencia del Presupuesto, al Ministerio de Economía y Finanzas, y a la Comisión de Presupuesto de la Asamblea Nacional hasta el 15 de noviembre, a fin de ser votadas por esta, siempre que cumplan con lo dispuesto en el artículo anterior, así como con las disposiciones que establece la Ley 34 de 2008, de Responsabilidad Social Fiscal, la Ley 38 de 2012, que crea el Fondo de Ahorro de Panamá, y las reformas a dichas legislaciones establecidas por la Ley 51 de 2018.

El Consejo Económico Nacional y el Consejo de Gabinete, según lo que corresponda, por solicitud expresa del presidente de la República, estarán facultados para considerar créditos adicionales fuera de los periodos establecidos en este artículo, y la Comisión de Presupuesto de la Asamblea Nacional estará facultada para darles el trámite correspondiente.

ARTÍCULO 324. <u>Procedimiento de los créditos adicionales</u>. Las instituciones públicas presentarán las solicitudes de créditos adicionales al Ministerio de Economía y Finanzas, el cual elaborará el proyecto de resolución.



Cuando el proyecto de resolución recomendado no exceda un monto de tres millones de balboas (B/.3,000,000.00), será remitido al Consejo Económico Nacional para su aprobación y, posteriormente, junto con el informe sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, se someterá a la aprobación final de la Comisión de Presupuesto de la Asamblea Nacional. Cuando el proyecto de resolución recomendado exceda un monto de tres millones de balboas (B/.3,000,000.00), se remitirá al Consejo Económico Nacional para que emita su opinión favorable o no; posteriormente, junto con el informe favorable sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, será remitido para la aprobación del Consejo de Gabinete, que lo remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo.

La Contraloría General de la República deberá pronunciarse por escrito sobre la viabilidad financiera y la conveniencia, en un plazo no mayor de quince días hábiles, contado desde la fecha en que recibe la documentación enviada por el Ministerio de Economía y Finanzas.

ARTÍCULO 325. Modificaciones presupuestarias entre instituciones. El Ministerio de Economía y Finanzas podrá tramitar modificaciones al Presupuesto General del Estado, a través de la Dirección de Presupuesto de la Nación, por medio de la reducción del monto de una o más instituciones, con el propósito de incrementar la asignación presupuestaria de otra u otras, mediante el procedimiento de traslado de partidas interinstitucional, tomando en cuenta la disponibilidad presupuestaria o por la baja ejecución de las entidades de acuerdo con lo previsto en el artículo 264.

ARTÍCULO 326. Modificación a la estructura de puestos mediante resolución. Las modificaciones a la estructura de puestos que requieran las instituciones públicas deberán ser solicitadas, a partir del 1 de febrero hasta el 15 de septiembre, al Ministerio de Economía y Finanzas para su evaluación y registro. Igualmente, las solicitudes de modificaciones debidamente autorizadas por el representante legal o en quien él delegue, a fin de eliminar posiciones vacantes, crear posiciones nuevas, modificar posiciones existentes y asignar dietas y sobresueldos debidamente autorizados. El Ministerio de Economía y Finanzas, posteriormente, enviará a la Comisión de Presupuesto de la Asamblea Nacional la documentación correspondiente para su conocimiento.

El monto de los aumentos y de las creaciones establecidas en los cambios de la estructura de puestos solo podrá ser financiado mediante la disminución y eliminación de puestos.

Todos los cambios no podrán tener efectividad retroactiva anterior al 1 de febrero, salvo los casos establecidos por ley.

Cuando la modificación a la estructura de puestos solicitada conlleva un traslado de partida, este podrá ser tramitado simultáneamente con la solicitud de modificación. Este traslado de partida deberá contemplar los montos correspondientes a las contribuciones a la seguridad social y el XIII mes que corresponda.

ARTÍCULO 327. Reglamentación de sustentación. Para la sustentación de las vistas presupuestarias que celebra la Comisión de Presupuesto en el trámite de primer debate del proyecto de ley del Presupuesto General del Estado, las solicitudes de créditos adicionales y de los traslados de partida y cualquier otro trámite de naturaleza presupuestaria, se requiere la comparecencia personal de los ministros, magistrados de la Corte Suprema de Justicia, procurador general de la nación y procurador de la Administración, contralor general de la República, directores, administradores y gerentes generales de las instituciones autónomas y semiautónomas y dependencias estatales, magistrados del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas, del Tribunal Administrativo Tributario, del Tribunal Administrativo de la Función Pública, fiscal general de cuentas, rectores de las universidades oficiales, superintendentes de Bancos, del Mercado de Valores, de Seguros y Reaseguros, defensor del pueblo, secretario ejecutivo del SIACAP ante la Comisión de Presupuesto de la Asamblea Nacional; sin cuya participación la Comisión suspenderá provisionalmente esta actuación hasta que se cumpla con la formalidad de la presente disposición. En caso de ausencia justificada del principal, podrá cubrir la gestión el viceministro, el subdirector, subadministrador y subgerente general de la institución.

CAPÍTULO III
SEGUIMIENTO Y EVALUACIÓN DEL PRESUPUESTO

ARTÍCULO 328. Seguimiento y evaluación. Seguimiento es verificar si la ejecución del Presupuesto se está realizando de acuerdo con los planes, programas, proyectos y decisiones, así como identificar problemas y solucionarlos. Evaluación es verificar si los resultados obtenidos y logros alcanzados han sido oportunos y a costos razonables, y reajustar los programas si es indispensable.

ARTÍCULO 329. Procedimiento. El Ministerio de Economía y Finanzas realizará el seguimiento y la evaluación de los programas, actividades y proyectos incluidos en el Presupuesto General del Estado para asegurar que su avance físico, presupuestario y financiero corresponda a lo previsto.

En caso de determinarse atraso en los calendarios de ejecución preparados por las propias instituciones ejecutoras, el Ministerio de Economía y Finanzas podrá retener los pagos, con base en las asignaciones mensuales establecidas, hasta que se solucionen los problemas que obstaculizan la ejecución del Presupuesto.

El Ministerio de Economía y Finanzas dará seguimiento a la ejecución financiera y presupuestaria del Sector Público y, si en cualquier época del año considera fundadamente que el total de los ingresos disponibles pueda ser inferior al total de los gastos autorizados en el Presupuesto General del Estado, junto con la Contraloría General de la República, presentará un plan de contención del gasto público al Consejo de Gabinete para su aprobación; no obstante, se comunicará a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

El Ministerio de Economía y Finanzas también podrá presentar al Órgano Ejecutivo un plan de reducción del gasto público, cuando en cualquier época del año los ingresos efectivamente recaudados sean inferiores a los presupuestados y no exista previsión para solventar tal condición. Este plan será sometido a la aprobación del Consejo de Gabinete y a la Comisión de Presupuesto de la Asamblea Nacional para la correspondiente modificación del Presupuesto General del Estado.

PARÁGRAFO. En el año fiscal en que se lleven a cabo elecciones generales, el presupuesto del Tribunal Electoral queda exceptuado de la aplicación de esta norma restrictiva. Durante este periodo, el Tribunal Electoral tendrá siempre a su disposición las partidas que le hubieran sido aprobadas en el Presupuesto General del Estado.

ARTÍCULO 330. Plazos e informes. Las instituciones públicas y las empresas que generen ingresos y aportes al Fisco remitirán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros veinte días de cada mes, un informe que muestre la ejecución presupuestaria con todos los detalles que sean solicitados, especialmente la información referente a sus ingresos, gastos, inversiones, deuda pública, flujo de caja, gestión administrativa, indicadores de gestión, logros programáticos y volúmenes de trabajo. En adición y dentro de los primeros veinte días del vencimiento de cada trimestre, presentarán a estas instituciones una copia de sus estados financieros, así como un detalle de la ejecución del presupuesto de inversiones, por proyecto, monto del proyecto, empresa que ganó la licitación, fecha de la orden de proceder, porcentaje de ejecución y monto pagado. Además, durante los veinte primeros días de cada mes, deberán remitir a la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas un informe con el porcentaje de ejecución física de los Proyectos de Inversión. Al igual, se deberá remitir copia idéntica de dicho informe a la Comisión de Presupuesto de la Asamblea Nacional, con el fin de permitir un mayor control de la fiscalización de la ejecución presupuestaria, en cumplimiento del deber legal en este aspecto.

Las empresas mixtas que generen ingresos y aportes al Fisco deberán presentar estados financieros no auditados trimestrales y estados financieros auditados anuales. Dichas empresas tendrán un plazo de sesenta días después de terminado cada trimestre, y de ciento veinte días después de terminado el año fiscal para su presentación al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional.

Con base en lo anterior, el Ministerio de Economía y Finanzas, junto con la Contraloría General de la República, presentará a la Presidencia de la República y a la Comisión de Presupuesto de la Asamblea Nacional un informe trimestral analítico consolidado sobre la Ejecución Presupuestaria del Sector Público dentro de los cuarenta y cinco días siguientes a la terminación del semestre correspondiente. El Ministerio de Economía y Finanzas presentará el informe semestral de Ejecución Física y Financiera de las Inversiones del Sector Público, que incluye las inversiones financiadas por el Fondo de Ahorro de Panamá. La ejecución presupuestaria de los egresos o gastos deberá reflejar los compromisos registrados en la contabilidad presupuestaria a la fecha de presentación del informe, ajustados los gastos contingentes que se haya comprometido.

En el caso de fideicomisos del Estado, el fiduciario presentará al fideicomitente los informes que determine el respectivo documento contractual, con la periodicidad establecida. A su vez, el fideicomitente entregará copias de esos informes a la Contraloría General de la República y al Ministerio de Economía y Finanzas para su conocimiento, así como cualquier requerimiento de información relacionada con los fideicomisos.

La Contraloría General de la República presentará al Órgano Ejecutivo y al Órgano Legislativo un informe trimestral sobre el estado financiero de la Administración pública, sin perjuicio de hacerlo con mayor frecuencia cuando las circunstancias lo ameriten o cuando le sea requerido por cualquiera de estos. Por su parte, el Ministerio de Economía y Finanzas presentará semestralmente a la Comisión de Presupuesto de la Asamblea Nacional un informe sobre el estado de la Deuda Pública y su servicio, acatando las disposiciones que establece la Ley 51 de 2018, que reforma la Ley 34 de 2008, de Responsabilidad Social Fiscal y la Ley 38 de 2012, que crea el Fondo de Ahorro de Panamá. Estos informes se presentarán dentro de los cuarenta y cinco días siguientes a la terminación del siguiente trimestre. La Comisión de Presupuesto de la Asamblea Nacional, en cumplimiento de las facultades que le concede el artículo 271 de la Constitución Política de la República a dicho Órgano del Estado, podrá solicitar los mencionados informes para proceder a atender las vistas presupuestarias correspondientes al Presupuesto General del Estado para la vigencia fiscal siguiente.

De igual manera estarán sujetos a esta disposición los patronatos que reciban fondos públicos, mediante partidas presupuestarias, del Presupuesto General del Estado.

El ministerio rector del sector no gestionará desembolsos de fondos a los patronatos que no hayan entregado los informes mencionados en el párrafo anterior.

CAPÍTULO IV
CIERRE Y LIQUIDACIÓN DEL PRESUPUESTO

ARTÍCULO 331. Cierre presupuestario. Cierre es la finalización de la vigencia presupuestaria anual después de la cual no se registra recaudación de ingresos ni se realiza compromiso de gastos con cargo al Presupuesto clausurado. El cierre se realizará el 31 de diciembre de cada año.

El Ministerio de Economía y Finanzas presentará el informe de cierre a la Comisión de Presupuesto de la Asamblea Nacional para analizar el cumplimiento en la ejecución del Presupuesto General del Estado, a más tardar dentro de los sesenta días siguientes al cierre fiscal.

ARTÍCULO 332. Reserva de caja. Con el propósito de facilitar el cierre del Presupuesto, las instituciones públicas deberán solicitar al Ministerio de Economía y Finanzas reservas de caja de los compromisos devengados existentes al 31 de diciembre, estos deben ser pagados a más tardar el último día laborable del mes de abril del siguiente año.



Para el caso de proyectos o cuentas que cubren más de una vigencia, las instituciones deberán incluir en las solicitudes de reserva solamente los compromisos a pagar durante el año de la vigencia presupuestaria.

ARTÍCULO 333. Liquidación presupuestaria. Liquidación es el conocimiento de los resultados de la ejecución presupuestaria de la situación financiera del Sector Público. La liquidación del Presupuesto de la vigencia corriente se realizará hasta el 30 de abril del año posterior.

Corresponde al Ministerio de Economía y Finanzas, coordinadamente con la Contraloría General de la República, efectuar los ajustes que permitan realizar la liquidación del Presupuesto General del Estado, con base en los informes presentados por las entidades públicas y en la información proporcionada por la contabilidad gubernamental.

ARTÍCULO 334. Saldo en caja y banco libre. El saldo en caja y banco libre es la disponibilidad financiera de recursos menos las reservas de caja autorizadas por el Ministerio de Economía y Finanzas.

ARTÍCULO 335. Uso del saldo en caja y banco disponible. El uso del saldo en caja y banco disponible de la vigencia corriente deberá incorporarse mediante crédito adicional al Presupuesto, siempre que no esté presupuestado por la entidad.

El saldo en caja y banco de vigencias anteriores no se considera ingreso corriente y su uso podrá ser autorizado por el Ministerio de Economía y Finanzas previa evaluación de su incidencia en el Balance Fiscal. Para tal fin, se tomarán en cuenta los niveles de ejecución de las entidades que conforman el Sector Público No Financiero.

ARTÍCULO 336. Saldos bancarios disponibles no devengados. Si al final del ejercicio fiscal las entidades de Gobierno Central y Sector Descentralizado subsidiado mantienen saldos bancarios disponibles no devengados, deberán reintegrarlos a la Cuenta Única del Tesoro, a más tardar el último día hábil del mes de abril. En caso de que no se cumpla con esta disposición, el Ministerio de Economía y Finanzas ordenará mediante nota al Banco Nacional de Panamá y/o la Caja de Ahorros, según sea el caso, el reintegro de estos recursos a la Cuenta Única del Tesoro. Aquellas entidades no subsidiadas deberán presentar su estado de cuenta bancaria junto con un detalle de los compromisos y pagos a realizar con este saldo. La diferencia pasará a la Cuenta Única del Tesoro, previa evaluación del Ministerio de Economía y Finanzas.

Los saldos en caja y banco producto de tasas y derechos de las Entidades Descentralizadas que cobran a sus usuarios y no son utilizados durante las vigencias fiscales correspondientes pasarán a la Cuenta Única del Tesoro.

ARTÍCULO 337. Excedentes de caja y banco. Los excedentes de caja y banco resultantes de asignaciones presupuestarias no comprometidas al 31 de diciembre por las entidades públicas




no podrán ser utilizados para financiar gastos adicionales no incluidos en el presupuesto de la vigencia fiscal siguiente.

ARTÍCULO 338. Registro de los gastos devengados por alquileres y servicios básicos. Se autoriza el registro devengado de la obligación con base en el promedio de los últimos tres meses recibidos hasta completar los meses para cerrar el año fiscal. De existir diferencias a favor o en contra, se realizarán los ajustes correspondientes.

Con respecto a los alquileres, el registro del devengado se realizará con base en el canon de arrendamiento del contrato pactado. En caso del cierre fiscal y que no se haya recibido la facturación, quedan sin efecto los registros correspondientes.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 339. Tope Presupuestario. El Ministerio de Economía y Finanzas, basado en las proyecciones fiscales, fijará los límites de gastos presupuestarios a cada entidad pública y lo comunicará oportunamente para la vigencia fiscal de 2024. Para estos efectos, el Ministerio de Economía y Finanzas tomará en cuenta las disposiciones de la Ley 51 de 2018, que reforma la Ley 34 de 2008, de Responsabilidad Social Fiscal, y la Ley 38 de 2012, que crea el Fondo de Ahorro de Panamá, de tal forma que se aseguren una política fiscal prudente y un endeudamiento público sostenible.

ARTÍCULO 340. Presentación de anteproyecto de presupuesto. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas su anteproyecto de presupuesto para cada vigencia fiscal, a más tardar el 30 de abril de cada año. En el caso de los proyectos de inversión deberán contar con el registro correspondiente en el Banco de Proyectos del Sistema de Inversiones Públicas -SINIP-.

El anteproyecto de presupuesto deberá incluir los indicadores de gestión, los objetivos y metas programáticas e institucionales vinculados con los recursos al Plan Estratégico de Gobierno, así como las proyecciones de ingresos y gastos de funcionamiento e inversión, anual y a mediano plazo, para un periodo no menor de tres años adicionales.

A las entidades que no cumplan con esta disposición, se les tomará como anteproyecto la cifra preliminar que presenta el Ministerio de Economía y Finanzas a través de la Dirección de Presupuesto de la Nación.

ARTÍCULO 341. Modificación a la estructura programática. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas, a partir del 15 de enero hasta el 30 de marzo, modificaciones a su estructura programática, a través de la Dirección de Presupuesto de la Nación, que las evaluará y recomendará.

ARTÍCULO 342. Traslados de funcionarios entre entidades del Estado. Del 15 de enero al 30 de junio el servidor público nombrado para prestar servicios en una entidad del Estado, que



es requerido por otra, podrá ser transferido a esta última mediante la solicitud formulada al Ministerio de Economía y Finanzas por la institución interesada, la aceptación de la institución que hizo el nombramiento y el consentimiento del funcionario afectado. El Ministerio de Economía y Finanzas preparará la resolución ejecutiva correspondiente con el detalle de las afectaciones presupuestarias y, una vez aprobada, comunicará la acción a las entidades involucradas y a la Contraloría General de la República. La ejecución de esta decisión requerirá únicamente de la aprobación del presidente de la República y del acta de inicio de labores correspondiente.

ARTÍCULO 343. Autorización para descuentos mensuales de las cuentas corrientes de las instituciones. Se autoriza al Ministerio de Economía y Finanzas, a través de la Dirección General de Tesorería, para que instruya al Banco Nacional de Panamá a descontar mensualmente de las cuentas corrientes de las instituciones públicas las sumas de dinero correspondientes a su cuenta de consumo de servicios básicos (agua, teléfono, aseo y energía eléctrica), contribuciones a la seguridad social y aportes al Gobierno Central.

Se incluyen en esta disposición las transferencias o aportes a favor de instituciones públicas, consignadas en los presupuestos de las instituciones receptoras como parte de sus ingresos, así como las establecidas por leyes especiales.

ARTÍCULO 344. Compensación de créditos y débitos entre instituciones públicas. Se autoriza la compensación de créditos a favor y deudas a cargo del Gobierno Central, entre este y las entidades del Sector Descentralizado, y de estas entre sí. La autorización para la compensación en referencia estará a cargo del Órgano Ejecutivo a través del Consejo de Gabinete. Para hacer efectiva esta disposición, deberá cumplirse con los mecanismos presupuestarios correspondientes.

Para los efectos de cumplir con los trámites de compensación antes señalados, el Ministerio de Economía y Finanzas, junto con las entidades afectadas y la Contraloría General de la República, acordará el procedimiento apropiado para los ajustes y registros necesarios. Este procedimiento deberá ser notificado a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 345. Informe sobre políticas y sistema salarial. Con el propósito de conformar una base de datos central del sistema presupuestario y salarial, todas las entidades que componen el Sector Público deberán remitir mensualmente al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional copias de sus respectivos sistemas de planilla con la información siguiente:

1.   Datos básicos individuales de cada funcionario.
2.   Clase ocupacional a la que pertenece el funcionario.
3.   Carrera y régimen al que pertenece.
4.   Unidad organizativa a la que pertenece.
5.   Clasificación presupuestaria programática del cargo.
6.   Conceptos e importes pagados según la planilla.




7.   Estructura de la entidad.

8.   Vacantes.

ARTÍCULO 346. Manual de organización y funciones. Las instituciones del Sector Público actualizarán su Manual de Organización y Funciones Institucional, según los lineamientos y la metodología adoptada por el Ministerio de Economía y Finanzas, aplicando los niveles funcionales y jerárquicos establecidos legalmente.

El Manual de Organización y Funciones autorizado por la instancia rectora será adoptado por la entidad a través de resolución institucional y ambos documentos deberán ser publicados en Gaceta Oficial. La entidad procederá a elaborar el Manual de Procesos y mapa de procesos (según las funciones de cada unidad administrativa), generando el Manual de Procedimientos sobre el cual funcionarán las dependencias oficiales, de acuerdo con lo indicado en la Constitución Política.

La actualización del Manual de Organización será adoptada para la elaboración de los siguientes presupuestos.

ARTÍCULO 347. Manual de Clases Ocupacionales. Las instituciones del Sector Público deberán actualizar sus respectivos manuales institucionales de Clases Ocupacionales, según la metodología de la Dirección General de Carrera Administrativa para atender lo dispuesto en el artículo 306 de la Constitución Política, relativo al Manual de Clasificación de Puestos en las dependencias oficiales.

La actualización del Manual será adoptada para la elaboración de los siguientes presupuestos.

ARTÍCULO 348. Modificación a la estructura organizativa de las entidades públicas. Las instituciones del Sector Público solicitarán al Ministerio de Economía y Finanzas toda modificación para la creación, eliminación y/o cambio de denominación que requiera su estructura organizativa, a través del Departamento de Organización del Estado de la Dirección de Presupuesto de la Nación, que analizará, evaluará y autorizará los cambios a la estructura organizativa de acuerdo con los criterios y lineamientos establecidos por el ente rector, para cumplir con los fines institucionales.

La propuesta de modificación de estructura organizacional reflejará la adecuación de las unidades para la prestación de servicios públicos a los usuarios externos e internos, sobre la base de cambios orientados a la mejora continua de los procesos en la prestación de servicios de calidad para la satisfacción de los ciudadanos o usuarios y al logro de la gestión estratégica, así como a mejorar la productividad, la eficiencia y la simplificación de procesos en la prestación de los servicios, que coadyuven a la optimización de los recursos del Estado.

ARTÍCULO 349. Derechos reconocidos en las carreras públicas. Las instituciones públicas deben establecer en cada anteproyecto de presupuesto los montos necesarios para cubrir los derechos reconocidos a los servidores públicos amparados según las disposiciones que establecen en las distintas carreras públicas.

ARTÍCULO 350. Control Previo. Para los efectos de esta Ley, se entiende por Control Previo la fiscalización y el análisis de las actuaciones administrativas que afectan o puedan afectar un patrimonio público, antes de que tal afectación se produzca, a fin de lograr que se realicen con corrección y dentro de los marcos legales. Para tal fin, la Contraloría General de la República, a través del funcionario que la represente, consignará su conformidad con el acto de manejo mediante su refrendo, una vez se compruebe que cumple con los requisitos legales necesarios, cumpliendo con el deber de salvaguardar los intereses del Estado y en apego a la Constitución Política y a la Ley 32 de 1984, Orgánica de la Contraloría General de la República. Por el contrario, cuando medien razones jurídicas objetivas que ameriten la oposición de la Contraloría General a que el acto se emita, el representante de dicha institución improbará el acto por escrito e indicará al funcionario u organismo encargado de emitirlo las razones en las que se funda tal improbación. El refrendo a que se refiere este artículo puede hacerse vía electrónica.

Este Control se aplicará en los contratos y actos públicos, de conformidad con la legislación correspondiente.

ARTÍCULO 351. Ejercicio de control interno por las instituciones. En apoyo a las tareas de ejecución, el control interno y externo, el seguimiento y la evaluación del Presupuesto, sin perjuicio de las facultades fiscalizadoras de la Contraloría General de la República, cada institución incluida en el ámbito de aplicación previsto en el artículo 259 establecerá una estructura de control interno aplicable al área de presupuesto y verificará el cumplimiento para garantizar el logro de los objetivos y metas institucionales en términos de economía, eficiencia y efectividad.

ARTÍCULO 352. Saldo de vigencia de seguro educativo. La Contraloría General de la República, según lo establecido en la Ley 49 de 2002, que modifica artículos del Decreto de Gabinete 168 de 1971, sobre el Seguro Educativo, modificado por las Leyes 13 y 16 de 1987, deberá certificar, a más tardar el 15 de enero del año 2023, sobre el excedente del Seguro Educativo existente al Ministerio de Economía y Finanzas y al Ministerio de Educación, para que puedan proceder a incluir dichas sumas en el Presupuesto y para los fines propuestos por la Ley 49 de 2002.

ARTÍCULO 353. Afectaciones presupuestarias. Todas las afectaciones presupuestarias que realicen las instituciones públicas deberán ser imputadas a los objetos de gastos establecidos en el Manual de Clasificaciones Presupuestarias del Gasto Público, autorizado por el Ministerio de Economía y Finanzas.

ARTÍCULO 354. Aplicación de las normas. Se autoriza al Ministerio de Economía y Finanzas y a la Contraloría General de la República para que, mediante instructivos, circulares y cualquiera otra forma de comunicación que estimen apropiada, instruyan a las instituciones públicas sobre la correcta aplicación de las Normas Generales de Administración

 

Presupuestaria. Dichas comunicaciones serán remitidas igualmente a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

ARTÍCULO 355. Otros Servicios Personales (089). El concepto de gastos por Otros Servicios Personales no aplica dentro de los gastos por Servicios Especiales. En consecuencia, la lista correspondiente al grupo de gastos por Otros Servicios Personales deberá ser remitida a la Dirección de Presupuesto del Ministerio de Economía y Finanzas, solo para su conocimiento, y una copia de esta, a la Contraloría General de la República para su fiscalización y control en la Planilla del Estado.

ARTÍCULO 356. Entidades y empresas de servicios públicos. Las empresas Metro de Panamá, S.A., y sus subsidiarias, el Instituto de Acueductos y Alcantarillados Nacionales, la Empresa de Transmisión Eléctrica, S.A., la Autoridad de Aseo Urbano y Domiciliario, Benemérito Cuerpo de Bomberos de la República de Panamá y el Aeropuerto Internacional de Tocumen, S.A. estarán exceptuados de la aplicación de la Ley de Contrataciones Públicas vigente para la adquisición de servicios, insumos, mantenimientos, poda, limpieza, saneamiento, desinfección, fumigación, equipos y repuestos para mantener el servicio público, siempre que el monto de la contratación sea inferior a la suma de un millón de balboas (B/.1,000,000.00). Para acogerse a lo dispuesto en este artículo, la junta directiva de cada una de las instituciones y empresas públicas deberá emitir una lista con los servicios, insumos, mantenimientos, poda, limpieza, saneamiento, desinfección, fumigación y equipos y repuestos, y adoptar un reglamento especial de contratación, el cual será aprobado por la Contraloría General de la República.

ARTÍCULO 357. Procedimiento especial para contratación de bienes y servicios de beneficio social. La ejecución de proyectos relacionados con la adquisición de bienes, obras o servicios, así como los tendientes a administrar los recursos asignados a programas y proyectos sociales, cuyo destino exclusivo, puntual y principal comprenda la satisfacción de necesidades básicas de las comunidades, su ciudadanía y la población en mayor grado de riesgo y vulnerabilidad social, y, en general, del Estado, por intermedio de la Dirección de Asistencia Social del Ministerio de la Presidencia, tramitará sus ejecuciones de forma expedita, mediante el procedimiento especial de contratación establecido en la Ley de Contrataciones Públicas, siempre que el monto del objeto de la contratación sea inferior a un millón de balboas (B/.1,000,000.00). Para ello, se adoptará un reglamento especial de contratación, garantizándose su ejecución con transparencia, economía, eficacia, competitividad y celeridad, el cual será debidamente reglamentado por el Órgano Ejecutivo.

ARTÍCULO 358. Identificación de obras de inversión. El Órgano Ejecutivo identificará en el Proyecto de Ley del Presupuesto General del Estado para la vigencia fiscal de 2023 las obras de inversión que se realizan con los aportes de la Autoridad del Canal de Panamá. Cada institución adicionará a los pliegos de cargo que el proyecto de inversión disponga de un letrero con la especificación del financiamiento de la Autoridad del Canal de Panamá.

ARTÍCULO 359. <u>Clasificación Sectorial Institucional del Sector Público.</u> Con la finalidad de promover una organización eficaz del gasto público y un ejercicio presupuestario eficiente, que permita identificar a las entidades encargadas del desarrollo y aplicación de las políticas públicas, se ha elaborado el documento Clasificación Sectorial Institucional del Sector Público, el cual tiene por objeto agrupar a las entidades públicas por sector de actividad, regido por el ministro sectorial, a fin de que exista un mayor grado de coordinación, eficacia y eficiencia en la administración del Sector Público, con la coordinación y el apoyo del Ministerio de Economía y Finanzas, para alcanzar el adecuado funcionamiento del conjunto de instituciones públicas que integran el sector de actividad, de acuerdo con las disposiciones legales vigentes que crean las entidades.

ARTÍCULO 360. <u>Responsabilidad de la actualización de las técnicas utilizadas y transferencia de conocimientos en Administración Presupuestaria del Sector Público.</u> La Administración Presupuestaria se adecuará a las innovaciones y estándares internacionales, encaminada al avance de los objetivos claves de modernización y procesos de desarrollo del país, integrando técnicas modernas y metodologías en el proceso presupuestario para conformar la estructura programática del Presupuesto, adoptando gradualmente metas e indicadores en los programas presupuestarios, de manera que se pueda realizar el seguimiento de los resultados y la evaluación de la efectividad y eficacia del gasto público. La Dirección de Presupuesto de la Nación, como organismo técnico rector en la materia, tendrá la responsabilidad de implementar mecanismos, manuales y guías técnicas para mantener al personal del Sector Público dedicado al proceso presupuestario en su conjunto, debidamente actualizado y capacitado con nuevos conocimientos y habilidades, para el mejor desempeño de la gestión en todas las entidades del Sector Público. La transferencia de conocimientos se establecerá mediante seminarios, talleres, charlas o su instrumentación, a través de convenios con organismos nacionales e internacionales de los cuales es parte, u otras modalidades aprovechando las tecnologías de información y comunicación.

ARTÍCULO 361. <u>Guía para la Implementación de la Calidad en la Gestión Pública para la Modernización del Estado.</u> Las instituciones del Estado implementarán guías técnicas que garanticen una eficiente y transparente cultura en la calidad de los servicios públicos. El Ministerio de Economía y Finanzas facilitará las metodologías, los lineamientos y los manuales que orienten el proceso de su elaboración.

ARTÍCULO 362. <u>Obligatoriedad.</u> Los proyectos de inversión presupuestados para el año 2023 son de obligatorio cumplimiento en su realización y ejecución.

ARTÍCULO 363. <u>Programa de retiro voluntario.</u> El Gobierno Nacional adoptará y reglamentará un programa de retiro voluntario, para lo cual creará las partidas presupuestarias que permitirán cubrir una indemnización a los servidores públicos que se acojan a este.




Las vacantes producto de tales retiros serán eliminadas de la estructura de puestos de cada entidad. El saldo no comprometido en las asignaciones de sueldos fijos de las posiciones eliminadas y los ahorros que produzcan el Estado como patrono se transferirán a una partida presupuestaria que se creará para tal propósito denominada Fondo de Retiro Voluntario.

ARTÍCULO 364. Vigencia. Esta Ley comenzará a regir el 1 de enero de 2023.

COMUNÍQUESE Y CÚMPLASE.

Proyecto 843 de 2022 aprobado en tercer debate en el Palacio Justo Arosemena, ciudad de Panamá, a los veintisiete días del mes de octubre del año dos mil veintidós.

El Presidente,

Crispiano Adames Navarro

El Secretario General,

Quibián T. Panay G.

ÓRGANO EJECUTIVO NACIONAL. PRESIDENCIA DE LA REPÚBLICA PANAMÁ,
REPÚBLICA DE PANAMÁ, *14* DE *NOVIEMBRE* DE 2022.

LAURENTINO CORTIZO COHEN
Presidente de la República

HÉCTOR ALEXANDER H.
Ministro de Economía y Finanzas